

Encana Corporation | **Annual Report 2011**

Telling the Encana story to investors involves far more than outlining our financials. We invite you to take a closer look at a company rich in opportunity. With a diversified land portfolio and company-wide culture of efficiency and innovation, our strategy is focused on unlocking value for you. Our redesigned website is your source for continuous performance reporting. Why? Because we heard from you!



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Luigi, *Community Relations*
Drumheller, Alberta



"With this year's annual report you'll notice we've taken a different approach based on feedback from you, our shareholders. We've published this summary report covering the essentials of our 2011 performance and our future plans, and we invite you to visit our redesigned website at encana.com for wide-ranging, comprehensive and up-to-date information on Encana. We trust you will find this a better fit with how we all access timely information today, and it's a more environmentally friendly approach that reduces paper and energy use."

Randy Eresman, *President & CEO*

CEO'S MESSAGE

During a year of intensifying economic challenges, we recorded one of our best operational performances ever. We continued to pursue full value recognition of our enormous resource potential and achieved our core operating and financial targets.

As we approach an anniversary marking Encana's first decade of operating excellence and disciplined financial strength, we remain steadily focused on investing in our highest return projects and enhancing shareholder value over the long term. We continue to play a leading and successful role in advancing and improving the extraordinary technical innovation that has added abundant new supplies of natural gas to North American energy markets.

Leveraging resource play expertise to thrive in current market reality

In 2011, many of our accomplishments were overshadowed by low natural gas prices that have continued to deteriorate to a level well below the price required to profitably add most new production. We believe these prices are unsustainably low, yet they continue to dominate our business and impact the performance of our share price. Numerous factors have contributed to the current natural gas surplus, and it is now abundantly clear that a continued reduction of natural gas drilling activity in North America will be required to restore market balance.

Working through the oversupply will take time and Encana continues to be in a strong financial and operating position to weather this economic storm and prosper as a leading natural gas, oil and natural gas liquids (NGLs) producer in the long term. For the near to medium term, we are adapting to the market reality by shifting our investment and operational excellence towards growing our oil and NGLs production. This will help balance our commodity and revenue mix and reinforce our capacity to achieve continued value creation and success over the long term.

Continuing tradition of achieving operating and financial objectives

In 2011, Encana delivered solid cash flow of $4.2 billion, or $5.66 per share, and operating earnings of $398 million, or 54 cents per share. We met our capital investment objectives and held operating costs and administrative expenses below our guidance. Natural gas production of approximately 3.3 billion cubic feet per day (Bcf/d) was up five percent from 2010, and our oil and NGLs production of about 24,000 barrels per day (bbls/d) was also up five percent compared to 2010 volumes. These results underscore the quality of our asset base and the strength of our teams in delivering low-cost production.

Managing price risk and relentlessly driving down production costs

Our 2011 successes were achieved through the efficient execution of core initiatives aimed at maintaining our competitive edge and reducing the principal risks inherent in our business – commodity prices and cost structures. Firstly, we have had more than half of our 2011 and expected 2012 production hedged at prices above $5.75 per thousand cubic feet (Mcf) – very attractive levels that bring stability to cash flow generation. Secondly, we continue to make numerous advancements in the field to our resource play hubs – efficiency and optimization developments that help us reduce the cost of adding new natural gas supplies in many of our resource plays towards a level that is less than $3.00 per Mcf. These financial and operating successes were reinforced for the long term by exploration and development drilling that added proved reserves of 2.3 trillion cubic feet equivalent (Tcfe) of natural gas and liquids, yielding a 2011 production replacement ratio, before acquisitions and divestitures, of 180 percent.

Our 2011 successes were achieved through the efficient execution of core initiatives aimed at maintaining our competitive edge and reducing the principal risks inherent in our business – commodity prices and cost structures.

High grading assets and pursuing unrecognized value of enormous resource base

Throughout the year, we continued to high-grade our portfolio of assets and attracted new investment to help maximize the value recognition of our enormous resource base. In 2011, $2.1 billion of divestitures unlocked value from non-core assets, such as midstream processing plants or mature producing natural gas fields – assets that no longer fit with our future development plans or are more highly valued by others. These proceeds enhanced the financial strength of our balance sheet and were partially reinvested – about $515 million – in acquiring prospective oil and liquids-rich lands.

Creating value from the ground up with Cutbank Ridge Partnership

Our work in joining forces with new investors was highlighted by the announcement in February 2012 of our Cutbank Ridge Partnership with Mitsubishi Corporation. This agreement sees Mitsubishi invest approximately C$2.9 billion for a 40 percent interest in the Partnership, which holds about 409,000 net acres of undeveloped Montney natural gas lands in British Columbia. Encana owns 60 percent and is managing partner and operator of the Partnership.

The Cutbank Ridge Partnership is a great example of Encana's track record of creating value from a grassroots level. We identify high-quality, early life resources, assemble large, contiguous land positions, leverage technological advancements and apply innovative operating practices to develop these plays at some of the lowest costs in the industry. The result of these efforts is a deep portfolio of high-quality, low-cost assets that can be profitably developed for several decades. We believe the partnership with Mitsubishi clearly demonstrates the value we identified at Cutbank Ridge over a decade ago, further validates our strategy of building value from the ground up and provides an excellent analog for what we expect to achieve in several other plays throughout our portfolio. We are continuing to advance potential joint ventures in a number of other areas, both in Canada and the U.S.

Applying unconventional expertise to build a portfolio of potential liquids-rich resource plays

Over the past decade, Encana has developed an industry-leading portfolio of natural gas resource plays by employing a highly disciplined methodology. The company's five-step resource play process involves assembling and exploring a large land base, piloting wells to unlock the technical barriers, demonstrating commerciality through repeatable technical success, driving down costs with manufacturing precision and optimizing plays through continuous improvement. Encana is now applying its same resource play skills, technologies and execution methodology to grow its oil and NGLs production.

Exploring a North American portfolio of prospective oil and liquids-rich opportunities

With extensive exploration underway on several prospective liquids-rich plays, covering more than 2.5 million net acres of land, Encana is looking to develop three to four new key liquids resource plays from this wide-ranging inventory of prospective lands, replicating its natural gas resource play success. Encana is actively exploring for oil in the Tuscaloosa Marine Shale that straddles the Mississippi and Louisiana border, and prospective liquids-rich plays in the stacked Utica and Collingwood shale formations in Michigan, the San Juan basin in northwest New Mexico, the DJ Basin Niobrara formation in Colorado, the Eaglebine play in East Texas and the Mississippi Lime formation in Oklahoma and Kansas. In Canada, Encana has assembled a large land position across Alberta's Duvernay formation. Early exploration across this portfolio shows very encouraging results and represents a meaningful step towards growing liquids production to diversify our product and revenue mix.

Natural gas liquids extraction advancing in Western Canada

Our other liquids-growth initiative involves a significant expansion of NGLs extraction from our liquids-rich natural gas production in Western Canada. In 2011, Encana negotiated supply agreements that will see midstream processors make substantial investments in three Alberta natural gas plants to expand NGLs extraction. By expanding this approach, Encana expects to grow current total liquids production from about 24,000 bbls/d to about 80,000 bbls/d in 2015.

The Cutbank Ridge Partnership is a great example of Encana's track record of creating value from a grassroots level…The result of these efforts is a deep portfolio of high quality, low cost assets which can be profitably developed for several decades.

Growing role for natural gas in the global energy mix

Although we are slowing our investments in dry natural gas plays in the short term, we believe the long-term future for natural gas remains promising. In 2011, an International Energy Agency special report outlined a "Golden Age of Gas Scenario" that sees natural gas play a greater role in the future global energy mix. Revolutionary technologies have added abundant new supplies of the affordable and more environmentally friendly fuel that is particularly attractive in regions such as China, India and the Middle East where urbanization and rising economic standards are driving up energy demands. Our Cutbank Ridge Partnership is a foundational step in our ongoing efforts to expand the use of natural gas here in North America and in capturing a portion of the burgeoning Asian energy market.

We have a three-pronged approach towards expanding natural gas use in North America and overseas. In 2011, we acquired a 30 percent interest in the Kitimat liquified natural gas (LNG) export terminal planned for the west coast of British Columbia. Extensive project engineering work and marketing efforts continue at a brisk pace and we expect the partners will this year determine a clear path for the Kitimat project, which has a planned export capacity of 1.4 Bcf/d, built in two phases. With the strong energy demand in Asia, we expect to capture overseas natural gas prices that are linked to global oil pricing.

For the second year running, we achieved our best safety record as both our recordable and lost-time injury frequency decreased.

In transportation, we have converted the first 15 percent of our 1,500-truck fleet to run on compressed natural gas (CNG). We operate five CNG fueling stations in our producing areas and additional stations are planned. For large trucks, we have built refueling units to supply LNG trucks that provide water for our drilling and completions. In 2011, we operated 15 natural gas or LNG powered drilling rigs which saved us about $11 million on fuel. We are also piloting conversions of our completions equipment to run on natural gas.

The third major natural gas market opportunity is replacing coal used in power generation. With such affordable supplies, power companies are turning to natural gas when coal-fired generators are retired. Assuming reasonable electricity demand growth, these retirements could contribute to natural gas demand in excess of 10 Bcf/d in North America by 2020, which represents more than a 10 percent increase in continental consumption.

All of this points to a long-term future for natural gas that is bright. However, for the near term, until the North American oversupply dissipates and we see signs of a sustainable recovery in natural gas prices, we are reducing our natural gas investment and production to preserve the value of our resource base. Our 2012 budget reflects these actions, as well as our target to maintain financial strength and flexibility by balancing capital investment spending plans with forecasted cash flow less anticipated dividends.

Continued leadership in safe and sustainable development of resource base

In 2011, Encana was again recognized as a sustainability leader by independent assessments of our work in pursuing responsible development: the 2011 Carbon Disclosure Leadership Index for Canada, a biodiversity survey led by the Natural Value Initiative, and the 2011 Dow Jones North America Sustainability Index, where Encana performed 32 percent above the industry average for oil and gas producers. For the second year running, we achieved our best safety record as both our recordable and lost-time injury frequency decreased. Safety is a core value at Encana, where staff members know that if they can't do something safely, they don't do it.

In 2011, Encana was again recognized as a sustainability leader by independent assessments of our work in pursuing responsible development.

In closing, my thanks go to our Board of Directors for its wise and visionary leadership in the continued refinement of Encana's governance and stewardship. I also thank our disciplined and determined management teams, employees and contractors for their strong performance in delivering on our 2011 commitments. Encana has built a decade-long tradition of operational excellence and maintaining financial strength through all the dynamic price cycles, and our core focus remains the disciplined pursuit of long-term value creation for every Encana share. As we look ahead, we maintain our focus on investing in the highest return projects and maximizing the value recognition from our enormous resource potential.

Randy Eresman
President & Chief Executive Officer
Encana Corporation
February 28, 2012

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FINANCIAL AND OPERATING PERFORMANCE | YEAR-END HIGHLIGHTS

Operationally and financially, Encana is able to adapt to the challenges and opportunities that come its way, all with the overriding goal of creating value for its shareholders.



cash flow of approximately
$4.2 billion
or $5.66 per share

Financial highlights

(US$ millions, except per share amounts)	2011	2010[1]
Revenues, Net of Royalties	**8,467**	8,870
Cash Flow[2]	**4,175**	4,437
Per Share – Diluted	**5.66**	5.98
Net Earnings	**128**	1,170
Per Share – Diluted	**0.17**	1.55
Operating Earnings[2]	**398**	598
Per Share – Diluted	**0.54**	0.81
Total Capital Investment	**4,578**	4,764
Net Acquisition and Divestiture Activity	**(1,565)**	(150)
Net Capital Investment	**3,013**	4,614
Dividends Per Common Share	**0.80**	0.80
Dividend Yield (%)[3]	**4.3**	2.7
Debt to Capitalization (%)[2]	**33**	31
Debt to Adjusted EBITDA (times)[2]	**1.9**	1.6
Debt to Proved Developed Reserves ($/Mcfe)[2][4]	**1.10**	1.04

(1) Reflects transition to IFRS; see Note 26 on page 90.
(2) Non-GAAP measures as referenced in the Management's Discussion & Analysis on page 38.
(3) Based on NYSE closing price at year-end.
(4) After royalties, employing forecast prices and costs.

total natural gas production of

3.3 Bcf/d

oil and NGL production of

24,000 bbls/d

Operational highlights

After Royalties	2011	2010
Production		
Natural Gas (MMcf/d)		
Canada	**1,454**	1,323
USA	**1,879**	1,861
Total Natural Gas (MMcf/d)	**3,333**	3,184
Oil & NGLs (Mbbls/d)		
Canada	**14.5**	13.2
USA	**9.5**	9.6
Total Oil & NGLs (Mbbls/d)	**24.0**	22.8
Total Production (MMcfe/d)	**3,477**	3,321
Reserves (1)		
Year-End Reserves (Bcfe)	**14,239**	14,335
Net Reserves Additions (Bcfe) (2)	**2,284**	3,074
Production Replacement (%)	**180**	254
Reserves Life Index (years)	**11.2**	11.8

(1) After royalties, employing forecast prices and costs.
(2) Before acquisitions and divestitures.
For additional information on reserves reporting protocols, see page 42.

total production of

3.5 Bcfe/d

Advisory

Encana reports in U.S. dollars unless otherwise noted. Production, sales, reserves and economic contingent resources estimates are reported on an after royalties basis, unless otherwise noted. Certain information regarding the company and its subsidiaries set forth in this document including management's assessment of the company's future plans and operations, may constitute forward-looking statements or forward-looking information under applicable securities laws and necessarily involve risks and uncertainties associated with future events. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements or information. For further details see the Advisory on page 41 of this document.

This document contains references to measures commonly referred to as non-GAAP measures, such as cash flow, cash flow per share – diluted, free cash flow, operating earnings, operating earnings per share – diluted, adjusted EBITDA, debt and capitalization. Additional disclosure relating to these measures is set forth on page 41 in the Advisory.

You have our commitment.

We recognize that what counts in business is not only what we do as a company but how we go about doing it. Our refreshed website details our internationally-recognized initiatives as an industry leader in workplace safety, environmental stewardship and social responsibility. A comprehensive corporate responsibility program, informed by continuous improvement, mandates the decisions we make as a company every day.

We are continuously improving the methods and measures of our performance. Watch for our 2011 Corporate Responsibility Report coming in June 2012.

Stacey, *Corporate Responsibility*


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MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011 (U.S. Dollars)

This Management's Discussion and Analysis ("MD&A") for Encana Corporation ("Encana" or the "Company") should be read with the audited Consolidated Financial Statements for the year ended December 31, 2011 and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.

The Consolidated Financial Statements and comparative information have been prepared in United States ("U.S.") dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Prior to 2011, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada ("previous GAAP"). Unless otherwise noted, comparative information has been prepared in accordance with IFRS. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term "liquids" is used to represent oil, natural gas liquids ("NGLs") and condensate. The term "liquids-rich" is used to represent natural gas streams with associated liquids volumes. This document is dated February 23, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by accounting policies and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), Debt to Adjusted EBITDA, Capitalization, Debt to Capitalization and Return on Capital Employed ("ROCE"). Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Management's Discussion and Analysis

Financial statements

ENCANA'S STRATEGIC OBJECTIVES

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company's highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana's extensive portfolio of reserves and economic contingent resources in high-growth resource plays in major North American basins serves as the foundation for the Company's long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective basins early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technology innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company's resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing near term market uncertainty with capital investment to build long-term production growth capacity. Encana's approach for 2012 is to align capital investment plus anticipated dividends with expected cash flow generation, before divestiture proceeds. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility. Given the current natural gas pricing environment, the Company expects that many of its drier natural gas plays will see a reduced capital program, while a growing portion of capital investment will be directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company's reserves and resources.

Encana has hedged approximately 1,955 million cubic feet ("MMcf") per day ("MMcf/d") of expected 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per thousand cubic feet ("Mcf"). In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company's Cash Flow and netbacks will benefit from the hedging program during periods of lower prices.

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquified natural gas ("LNG"), is also part of this initiative. During 2011, Encana acquired a 30 percent interest in the planned Kitmat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana's 2012 Corporate Guidance on the Company's website www.encana.com.

ENCANA'S BUSINESS

Encana is organized into Divisions which represent the Company's operating and reportable segments as follows:

- **Canadian Division** includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane ("CBM") in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.
- **USA Division** includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.
- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.
- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.

CHANGES IN ACCOUNTING POLICIES

The Consolidated Financial Statements for the year ended December 31, 2011, including required 2010 comparative information, have been prepared in accordance with IFRS. Encana adopted IFRS for 2011 financial reporting due to Canadian GAAP transitioning to IFRS. For additional information see the Accounting Policies and Estimates section of this MD&A.

In December 2011, Encana announced that it will adopt U.S. generally accepted accounting principles ("U.S. GAAP") for 2012 financial reporting. As a result, the Company will report its first quarter 2012 results in accordance with U.S. GAAP. The Company believes U.S. GAAP financial results provide information that is more directly comparable with U.S. peer companies. For additional information see the U.S. Generally Accepted Accounting Principles section of this MD&A.

RESULTS OVERVIEW

HIGHLIGHTS

In the year ended December 31, 2011, Encana reported:

- Cash Flow of $4,175 million, Operating Earnings of $398 million and Net Earnings of $128 million.
- Total average natural gas production volumes of 3,333 MMcf/d, which increased from 3,184 MMcf/d in 2010.
- Total average oil and NGL production volumes of 24.0 thousand barrels ("Mbbls") per day ("Mbbls/d"), which increased from 22.8 Mbbls/d in 2010.
- Realized financial natural gas and other commodity hedging gains of $638 million after tax.
- Average natural gas prices, including financial hedges, of $4.96 per Mcf. Average liquids prices of $85.36 per barrel ("bbl").
- Dividends paid of $0.80 per share.

Significant developments for the Company during the year ended December 31, 2011 included the following:

- Completed planned divestitures for total proceeds of $891 million of Encana's interest in the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado.
- Closed the majority of the sale of its North Texas natural gas producing assets for proceeds of $836 million. On February 7, 2012, Encana received additional proceeds of $91 million.
- Agreed to sell two natural gas processing plants in the Cutbank Ridge area for approximately C$920 million. The sale closed on February 9, 2012 and the proceeds were received.
- Entered into negotiations with Mitsubishi Corporation ("Mitsubishi") to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Mitsubishi will invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction is expected to close by the end of February 2012.
- Entered into deep cut processing arrangements, which will allow the Company to extract additional NGL volumes from its natural gas streams in the Alberta Deep Basin starting in 2012.
- Acquired a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.
- Entered into an agreement to be the sole LNG fueling supplier to a fleet of 200 LNG heavy-duty trucks in Louisiana through its mobile and permanent LNG fueling stations and opened four compressed natural gas fueling stations.
- Completed a public offering of senior unsecured notes in the U.S. in two series totaling $1.0 billion. Encana also renewed committed revolving bank credit facilities in Canada and the U.S. totaling $4.9 billion, which mature in October 2015.

FINANCIAL RESULTS

	2011					2010				
($ millions, except per share amounts)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Cash Flow [1]	$ 4,175	$ 976	$ 1,157	$ 1,087	$ 955	$ 4,437	$ 917	$ 1,131	$ 1,217	$ 1,172
per share – diluted	5.66	1.32	1.57	1.47	1.29	5.98	1.25	1.53	1.65	1.56
Operating Earnings [1]	398	46	171	166	15	598	50	85	66	397
per share – diluted	0.54	0.06	0.23	0.22	0.02	0.81	0.07	0.12	0.09	0.53
Net Earnings	128	(246)	120	176	78	1,170	(469)	606	(457)	1,490
per share – basic	0.17	(0.33)	0.16	0.24	0.11	1.58	(0.64)	0.82	(0.62)	1.99
per share – diluted	0.17	(0.33)	0.16	0.21	0.11	1.55	(0.64)	0.80	(0.62)	1.96
Revenues, Net of Royalties	8,467	2,461	2,353	1,986	1,667	8,870	1,431	2,425	1,469	3,545
Capital Investment	4,578	989	1,183	1,120	1,286	4,764	1,426	1,218	1,096	1,024
Net Acquisitions & (Divestitures)	(1,565)	(1,538)	(4)	108	(131)	(150)	83	(31)	(84)	(118)
Total Assets	33,918					33,583				
Total Debt	8,083					7,629				
Cash & Cash Equivalents	732					629				

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Q4 2011 versus Q4 2010

Cash Flow of $976 million increased $59 million primarily due to higher production volumes, higher liquids prices and higher realized financial hedging gains, partially offset by lower natural gas prices. In the three months ended December 31, 2011:

- Average natural gas production volumes increased 229 MMcf/d to 3,459 MMcf/d from 3,230 MMcf/d in 2010. Average oil and NGL production volumes increased 3.4 Mbbls/d to 23.9 Mbbls/d in 2011 from 20.5 Mbbls/d in 2010.
- Average natural gas prices, excluding financial hedges, were $3.73 per Mcf compared to $3.93 per Mcf in 2010. Average liquids prices, excluding financial hedges, were $85.44 per bbl in 2011 compared to $71.05 per bbl in 2010.
- Realized financial hedging gains were $223 million after tax compared to gains of $209 million after tax in 2010.

Operating Earnings of $46 million decreased $4 million primarily due to lower natural gas prices and higher depreciation, depletion and amortization ("DD&A"), partially offset by higher production volumes, higher liquids prices and higher realized financial hedging gains.

Net Earnings, a loss of $246 million, increased $223 million primarily due to the after-tax impact of combined realized and unrealized financial hedging gains of $620 million (2010 – $60 million gain reversal) and a gain on divestitures of $88 million (2010 – $12 million loss), partially offset by higher natural gas asset impairments of $854 million (2010 – $371 million). The Company's asset impairments primarily resulted from the decline in forecast natural gas prices. Asset impairments are recognized when the carrying amount of an area exceeds the recoverable amount, as prescribed by IFRS. Net earnings were also impacted by the items discussed in operating earnings.

2011 versus 2010

Cash Flow of $4,175 million decreased $262 million primarily due to lower natural gas prices, lower realized financial hedging gains and higher transportation expense. These were partially offset by higher production volumes and higher liquids prices. In 2011:

- Average natural gas production volumes increased 149 MMcf/d to 3,333 MMcf/d from 3,184 MMcf/d in 2010. Average oil and NGL production volumes increased 1.2 Mbbls/d to 24.0 Mbbls/d in 2011 from 22.8 Mbbls/d in 2010.
- Average natural gas prices, excluding financial hedges, were $4.17 per Mcf compared to $4.47 per Mcf in 2010. Average liquids prices, excluding financial hedges, were $85.36 per bbl in 2011 compared to $66.72 per bbl in 2010.
- Realized financial hedging gains were $638 million after tax compared to gains of $808 million after tax in 2010.

Operating Earnings of $398 million decreased $200 million primarily due to lower natural gas prices, lower realized financial hedging gains, higher transportation expense and higher DD&A. These were partially offset by higher production volumes, higher liquids prices and lower deferred tax expense.

Net Earnings of $128 million decreased $1,042 million primarily due to the after-tax impact of higher natural gas asset impairments of $854 million (2010 – $371 million), a non-operating foreign exchange loss of $136 million (2010 – $234 million gain) and lower combined realized and unrealized financial hedging gains of $1,238 million (2010 – $1,442 million), partially offset by a higher gain on divestitures of $198 million (2010 – $101 million). The asset impairments primarily resulted from the decline in forecast natural gas prices. Net earnings also decreased due to the items discussed in operating earnings.

Encana's quarterly net earnings are impacted by fluctuations in commodity prices and foreign exchange rates, which can be found below. In addition, combined realized and unrealized hedging gains after tax contributed to the quarterly volatility in 2011 net earnings as follows: Q1 – $50 million; Q2 – $149 million; Q3 – $419 million; and Q4 – $620 million. In 2010, the after-tax gains were as follows: Q1 – $1,037 million; Q2 – $77 million gain reversal; Q3 – $542 million; and Q4 – $60 million gain reversal.

2009 Results

Encana's 2009 financial results were prepared in accordance with previous GAAP. As Encana's IFRS transition date was January 1, 2010, comparative information for 2009 has not been restated.

On November 30, 2009, Encana completed a corporate reorganization (the "Split Transaction") to split into two independent publicly traded energy companies – Encana and Cenovus Energy Inc. ("Cenovus"). The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus operations. The former Canadian upstream operations transferred to Cenovus were reported as continuing operations under previous GAAP full cost accounting rules. The former U.S. downstream refining assets transferred to Cenovus were reported as discontinued operations.

Encana's December 31, 2009 previous GAAP consolidated financial results, including Cenovus operations, were as follows: total assets of $33,827 million; total debt of $7,768 million; annual revenues, net of royalties of $11,114 million; annual net earnings from continuing operations of $1,830 million, with basic and diluted earnings per share of $2.44; annual consolidated net earnings of $1,862 million, with basic and diluted earnings per share of $2.48.

Encana's 2009 previous GAAP Net Earnings included 11 months of Cenovus operating results and were impacted by:

- Combined realized and unrealized hedging gains of $1,143 million after tax.
- Average natural gas production volumes of 3,602 MMcf/d and average oil and NGL production volumes of 127.1 Mbbls/d, which included 762 MMcf/d of natural gas and 99.9 Mbbls/d of oil and NGLs from Cenovus operations.
- Average natural gas price, excluding financial hedges, of $3.69 per Mcf and average liquids price, excluding financial hedges, of $49.65 per bbl.

QUARTERLY PRICES AND FOREIGN EXCHANGE RATES

	2011					2010				
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Encana Realized Pricing										
Natural Gas ($/Mcf)										
Including hedging	$ 4.96	$ 4.79	$ 5.01	$ 5.09	$ 5.00	$ 5.48	$ 5.03	$ 5.27	$ 5.50	$ 6.14
Excluding hedging	4.17	3.73	4.32	4.42	4.26	4.47	3.93	4.19	4.23	5.56
Liquids ($/bbl)										
Including hedging	85.36	85.44	82.43	92.66	80.70	66.12	68.91	61.79	67.05	67.07
Excluding hedging	85.36	85.44	82.43	92.66	80.70	66.72	71.05	62.15	66.73	67.48
Natural Gas Price Benchmarks										
NYMEX ($/MMBtu)	4.04	3.55	4.20	4.31	4.11	4.39	3.80	4.39	4.09	5.30
AECO (C$/Mcf)	3.67	3.47	3.72	3.74	3.77	4.13	3.58	3.72	3.86	5.36
Rockies (Opal) ($/MMBtu)	3.80	3.47	3.90	3.98	3.84	3.94	3.44	3.53	3.66	5.14
HSC ($/MMBtu)	4.02	3.49	4.23	4.29	4.06	4.38	3.78	4.33	4.04	5.36
Basis Differential ($/MMBtu)										
AECO/NYMEX	0.31	0.17	0.34	0.42	0.29	0.40	0.28	0.83	0.32	0.19
Rockies/NYMEX	0.24	0.08	0.30	0.33	0.27	0.45	0.36	0.86	0.43	0.16
HSC/NYMEX	0.02	0.06	(0.03)	0.02	0.05	0.01	0.02	0.06	0.05	(0.06)
Oil Price Benchmark										
West Texas Intermediate (WTI) ($/bbl)	95.11	94.02	89.54	102.34	94.25	79.55	85.18	76.28	77.99	78.88
Foreign Exchange										
U.S./Canadian Dollar Exchange Rate	1.012	0.978	1.020	1.033	1.015	0.971	0.987	0.962	0.973	0.961

Encana's financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2011, Encana's average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2010. Hedging activities contributed an additional $0.79 per Mcf to the average realized gas price in 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

As of December 31, 2011, Encana has hedged approximately 1,955 MMcf/d of expected 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company's hedging program helps sustain cash flow during periods of lower prices. For additional information see the Risk Management – Financial Risks section of this MD&A.

RESERVES QUANTITIES

Since its formation in 2002, Encana has retained independent qualified reserves evaluators ("IQREs") to evaluate and prepare reports on 100 percent of the Company's natural gas, oil and NGL reserves annually. The Company has a Reserves Committee of independent Board of Directors members, which reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

Encana's disclosure of reserves data is in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Encana's 2011 disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana's Annual Information Form ("AIF"). The Company's select supplemental 2011 reserves disclosure in accordance with U.S. disclosure requirements is available in Encana's AIF.

PROVED RESERVES RECONCILIATION (FORECAST PRICES AND COSTS; BEFORE ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)
December 31, 2010	6,755	9,299	16,054	61.9	47.4	109.3	16,710
Extensions	808	886	1,694	48.9	1.8	50.7	1,999
Discoveries	10	1	11	0.8	1.9	2.7	27
Technical revisions	389	573	962	6.5	2.4	8.9	1,015
Economic factors	(234)	(182)	(416)	0.2	(0.1)	0.1	(416)
Acquisitions	82	28	110	0.3	-	0.3	112
Dispositions	(187)	(1,316)	(1,503)	(6.1)	(1.8)	(7.9)	(1,550)
Production	(556)	(857)	(1,413)	(6.0)	(4.3)	(10.3)	(1,475)
December 31, 2011	7,067	8,432	15,499	106.5	47.3	153.8	16,422

Encana's 2011 natural gas proved reserves before royalties of approximately 15.5 trillion cubic feet ("Tcf") decreased by 3.5 percent from 2010 largely due to dispositions and economic factors. Additions of approximately 2.3 Tcf, before acquisitions and divestitures, replaced 159 percent of production before royalties during the year.

Encana's 2011 oil and NGL proved reserves before royalties of approximately 153.8 million barrels ("MMbbls") increased by 41 percent over 2010 due to ongoing development and delineation activities. Additions of approximately 62.4 MMbbls, before acquisitions and divestitures, replaced 606 percent of production before royalties during the year.

PROVED RESERVES RECONCILIATION (FORECAST PRICES AND COSTS; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)
December 31, 2010	6,298	7,477	13,775	54.8	38.5	93.3	14,335
Extensions and discoveries	849	1,303	2,152	17.7	5.6	23.3	2,292
Revisions [(1)]	84	(278)	(194)	31.8	(0.8)	31.0	(8)
Acquisitions	74	24	98	0.2	0.1	0.3	100
Dispositions	(167)	(1,007)	(1,174)	(4.8)	(1.3)	(6.1)	(1,211)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)	(1,269)
December 31, 2011	6,607	6,834	13,441	94.4	38.6	133.0	14,239

(1) Includes economic factors.

Encana's 2011 natural gas proved reserves after royalties of approximately 13.4 Tcf decreased by 2.4 percent from 2010 due to dispositions and economic factors. Additions of approximately 2.0 Tcf, before acquisitions and divestitures, replaced 161 percent of production after royalties during the year.

Encana's 2011 oil and NGL proved reserves after royalties of approximately 133.0 MMbbls increased by 43 percent over 2010 due to ongoing development and delineation activities. Additions of approximately 54.3 MMbbls, before acquisitions and divestitures, replaced 617 percent of production after royalties during the year.

FORECAST PRICES

	Natural Gas		Oil and NGLs	
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton [(1)] (C$/bbl)
2010 Price Assumptions				
2011	4.73	4.35	79.53	81.93
2012 – 2015	5.33 – 6.01	4.94 – 5.78	82.65 – 86.68	85.88 – 91.61
Thereafter	6.18 – 6.63	5.97 – 6.48	83.72	88.37
2011 Price Assumptions				
2012	3.80	3.49	97.00	97.96
2013 – 2021	4.50 – 7.17	4.13 – 6.58	100.00 – 107.56	101.02 – 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

(1) Light Sweet at Edmonton.

PRODUCTION AND NET CAPITAL INVESTMENT

PRODUCTION VOLUMES (AFTER ROYALTIES)

	2011					2010				
(average daily)	**Annual**	**Q4**	**Q3**	**Q2**	**Q1**	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)										
Canadian Division	**1,454**	**1,515**	**1,460**	**1,445**	**1,395**	1,323	1,395	1,390	1,327	1,177
USA Division	**1,879**	**1,944**	**1,905**	**1,864**	**1,801**	1,861	1,835	1,791	1,875	1,946
	3,333	**3,459**	**3,365**	**3,309**	**3,196**	3,184	3,230	3,181	3,202	3,123
Oil and NGLs (Mbbls/d)										
Canadian Division	**14.5**	**13.9**	**15.1**	**14.8**	**14.3**	13.2	11.3	14.3	13.5	13.6
USA Division	**9.5**	**10.0**	**9.3**	**9.5**	**9.0**	9.6	9.2	9.1	10.1	10.1
	24.0	**23.9**	**24.4**	**24.3**	**23.3**	22.8	20.5	23.4	23.6	23.7

In 2011, average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 2010 and average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 2010. In the Canadian Division, higher volumes were primarily due to a successful drilling program in the key resource plays. In the USA Division, natural gas volumes were higher primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

NET CAPITAL INVESTMENT

($ millions)	2011	2010
Canadian Division	$ 2,022	$ 2,206
USA Division	2,423	2,495
Market Optimization	2	2
Corporate & Other	131	61
Capital Investment	4,578	4,764
Acquisitions	515	733
Divestitures	(2,080)	(883)
Net Acquisitions and Divestitures	(1,565)	(150)
Net Capital Investment	$ 3,013	$ 4,614

Capital investment during 2011 was primarily focused on continued development of Encana's North American key resource plays. Capital investment of $4,578 million was lower compared to 2010 primarily due to lower spending in Greater Sierra, Haynesville, Texas, Jonah and CBM, partially offset by increased spending in Piceance.

In 2011, the Company had acquisitions of $410 million in the Canadian Division and $105 million in the USA Division which included land and property purchases that are complementary to existing Company assets. Land acquisitions were focused on acreage with oil and liquids-rich production potential.

Divestitures in 2011 were $350 million in the Canadian Division and $1,730 million in the USA Division. The Canadian Division divestitures include the sale of the Company's interest in the Cabin natural gas processing plant for proceeds of $48 million. The USA Division divestitures include the sales of the Fort Lupton natural gas processing plant for proceeds of $296 million, the South Piceance natural gas gathering assets for proceeds of $547 million and the North Texas natural gas producing assets for proceeds of approximately $836 million. Divestitures in 2010 included the sale of non-core assets. Divestiture amounts are net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

With respect to the North Texas assets divestiture, the majority of the sale closed in December. The remaining assets of $116 million and associated liabilities of $1 million were presented in the Consolidated Financial Statements as assets and liabilities held for sale at December 31, 2011. On February 7, 2012, Encana received additional proceeds of $91 million. The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

In December 2011, Encana announced that it had agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia and Alberta for approximately C$920 million. The assets of $352 million and associated liabilities of $16 million were presented in the Consolidated Financial Statements as assets and liabilities held for sale at December 31, 2011. The sale closed on February 9, 2012 and the proceeds were received. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

During 2011, Encana entered into negotiations with Mitsubishi to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership. Mitsubishi will pay approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership's future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana's capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana's current Cutbank Ridge production, processing plants, gathering systems or the Company's Alberta landholdings. As at December 31, 2011, assets of $325 million related to this transaction were presented in the Consolidated Financial Statements as assets held for sale. The transaction is expected to close by the end of February 2012.

In June 2011, Encana ended negotiations with PetroChina International Investment Company, a subsidiary of PetroChina Company Limited ("PetroChina"), for a proposed joint venture concerning a 50 percent interest in Encana's Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction. Negotiations with PetroChina commenced in 2010.

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company's long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

DIVISIONAL RESULTS

CANADIAN DIVISION

OPERATING CASH FLOW

	Operating Cash Flow ($ millions)		Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)	
	2011	2010	**2011**	2010	**2011**	2010
Revenues, Net of Royalties, excluding Hedging	**$ 2,507**	$ 2,350	**$ 3.79**	$ 4.10	**$ 85.41**	$ 64.79
Realized Financial Hedging Gain	**365**	479	**0.69**	0.99	**-**	(1.04)
Expenses						
Production and mineral taxes	**15**	8	**0.02**	0.01	**0.90**	0.44
Transportation	**250**	197	**0.46**	0.40	**0.93**	0.82
Operating	**613**	559	**1.11**	1.09	**1.75**	3.24
Operating Cash Flow/Netback	**$ 1,994**	$ 2,065	**$ 2.89**	$ 3.59	**$ 81.83**	$ 59.25

	Produced Gas (MMcf/d)		Oil & NGLs (Mbbls/d)	
	2011	2010	**2011**	2010
Production Volumes – After Royalties	**1,454**	1,323	**14.5**	13.2

2011 versus 2010

Operating Cash Flow of $1,994 million decreased $71 million primarily due to lower realized natural gas prices, lower financial hedging gains, higher transportation expenses and higher operating expenses, partially offset by higher production volumes and higher realized liquids prices. In 2011:

- Average natural gas production volumes of 1,454 MMcf/d increased 131 MMcf/d and average oil and NGL production volumes of 14.5 Mbbls/d increased 1.3 Mbbls/d. This increased revenues $212 million as a result of a successful drilling program across all key resource plays.
- Lower natural gas prices decreased revenues by $165 million, while higher liquids prices increased revenues by $111 million.
- Realized financial hedging gains were $365 million compared to $479 million in 2010 on a before tax basis.
- Transportation expenses increased $53 million due to higher production volumes.
- Operating expenses increased $54 million due to scheduled plant turnaround costs, higher property tax and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs.

2011 INVESTMENT HIGHLIGHTS

During 2011, the Canadian Division had capital investment of $2,022 million, land and property acquisitions of $410 million and divestitures of $350 million. Capital investment focused on the development of key resource plays, while land acquisitions focused on capturing acreage with liquids-rich potential. During 2011, the Canadian Division also entered into an agreement to sell two natural gas processing plants in the Cutbank Ridge area, which closed on February 9, 2012 for proceeds of approximately C$920 million. Also during 2011, Encana commenced negotiations with Mitsubishi which led to the February 17, 2012 announcement that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge undeveloped lands in British Columbia. Under the agreement, Mitsubishi will invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction is expected to close by the end of February 2012.

The Canadian Division signed additional deep cut processing arrangements, which will allow the Company to extract additional liquids volumes from its natural gas streams. In 2012, the Company will have access to deep cut processing at the Musreau and Gordondale plants in the Alberta Deep Basin.

RESULTS BY KEY AREA

	Natural Gas Production (MMcf/d)		Oil and NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
Greater Sierra	**260**	230	**0.8**	1.0	**$ 325**	$ 515	**34**	47
Cutbank Ridge	**529**	449	**3.2**	2.0	**527**	506	**55**	62
Bighorn	**230**	220	**3.5**	3.2	**397**	345	**40**	51
CBM	**433**	395	**7.0**	6.0	**354**	428	**596**	1,044
Key Resource Plays [1]	**1,452**	1,294	**14.5**	12.2	**1,603**	1,794	**725**	1,204
Other	**2**	29	**-**	1.0	**419**	412	**2**	2
Total Canadian Division	**1,454**	1,323	**14.5**	13.2	**$ 2,022**	$ 2,206	**727**	1,206

(1) Key resource play areas were realigned in 2011, with comparative information restated.

OTHER DIVISIONAL EXPENSES

($ millions)	**2011**	2010
Exploration and evaluation	**$ 9**	$ 4
Depreciation, depletion and amortization	**1,411**	1,286
Impairments	**199**	496
(Gain) loss on divestitures	**(8)**	(86)

DD&A for 2011 increased $125 million over 2010 primarily due to higher production volumes.

Impairments of $199 million for 2011 and $496 million for 2010 were related to the Company's Canadian offshore natural gas assets. The impairments resulted primarily from the decline in forecast natural gas prices. The impairments were determined using after-tax discounted future net cash flows of proved and probable reserves based on forecast prices and costs. The cash flows were discounted using 10 percent. The forecast prices were based on benchmark prices disclosed in the Reserves Quantities section of this MD&A. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

Net gains on divestitures resulted from non-core asset sales.

USA DIVISION

OPERATING CASH FLOW

	Operating Cash Flow ($ millions)		Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)	
	2011	2010	**2011**	2010	**2011**	2010
Revenues, Net of Royalties, excluding Hedging	**$ 3,424**	$ 3,577	**$ 4.47**	$ 4.73	**$ 85.28**	$ 69.35
Realized Financial Hedging Gain	**598**	698	**0.87**	1.03	**-**	-
Expenses						
Production and mineral taxes	**183**	209	**0.23**	0.27	**7.54**	6.69
Transportation	**728**	662	**1.06**	0.97	**0.08**	-
Operating	**444**	467	**0.62**	0.58	**0.70**	-
Operating Cash Flow/Netback	**$ 2,667**	$ 2,937	**$ 3.43**	$ 3.94	**$ 76.96**	$ 62.66

	Produced Gas (MMcf/d)		Oil & NGLs (Mbbls/d)	
	2011	2010	**2011**	2010
Production Volumes – After Royalties	**1,879**	1,861	**9.5**	9.6

2011 versus 2010

Operating Cash Flow of $2,667 million decreased $270 million primarily due to lower realized natural gas prices, lower financial hedging gains and higher transportation expenses, partially offset by higher realized liquids prices and higher natural gas production volumes. In 2011:

- Average natural gas production volumes of 1,879 MMcf/d increased 18 MMcf/d, which increased revenues by $31 million. The increase in volumes was primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.
- Lower natural gas prices decreased revenues by $179 million, while higher liquids prices increased revenues by $56 million.
- Realized financial hedging gains were $598 million compared to $698 million in 2010 on a before tax basis.
- Transportation expenses increased $66 million due to transporting volumes further to obtain higher price realizations.

2011 INVESTMENT HIGHLIGHTS

During 2011, the USA Division had capital investment of $2,423 million, land and property acquisitions of $105 million and divestitures of $1,730 million. Capital investment focused on the development of the Haynesville and Piceance key resource plays, while land acquisitions focused on capturing acreage with liquids-rich potential. The USA Division divestitures included the sales of the Fort Lupton natural gas processing plant, the South Piceance natural gas gathering assets and the majority of the North Texas natural gas producing assets.

RESULTS BY KEY AREA

	Natural Gas Production (MMcf/d)		Oil and NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
Jonah	**471**	531	**4.3**	4.6	**$ 275**	$ 374	**71**	112
Piceance	**435**	446	**1.9**	2.0	**441**	224	**141**	125
Texas	**376**	487	**0.3**	0.2	**310**	418	**41**	52
Haynesville	**508**	287	**-**	-	**1,018**	1,141	**87**	100
Key Resource Plays (1)	**1,790**	1,751	**6.5**	6.8	**2,044**	2,157	**340**	389
Other	**89**	110	**3.0**	2.8	**379**	338	**62**	59
Total USA Division	**1,879**	1,861	**9.5**	9.6	**$ 2,423**	$ 2,495	**402**	448

(1) Key resource play areas were realigned in 2011, with comparative information restated.

OTHER DIVISIONAL EXPENSES

($ millions)	**2011**	2010
Exploration and evaluation	**$ 133**	$ 51
Depreciation, depletion and amortization	**1,922**	1,954
Impairments	**1,105**	-
(Gain) loss on divestitures	**(323)**	(53)

Exploration and evaluation expense for 2011 includes $122 million of unrecoverable costs primarily related to the West Texas exploration and evaluation assets.

DD&A for 2011 decreased $32 million from 2010 primarily due to divestitures of non-core assets, partially offset by higher production.

Impairments of $1,105 million for 2011 (2010 – nil) were primarily related to the Company's East Texas natural gas producing assets. The impairment resulted from the decline in forecast natural gas prices and a change in future development plans. The impairment was determined using after-tax discounted future net cash flows of proved and probable reserves based on forecast prices and costs. The cash flows were discounted using 10 percent. The forecast prices were based on benchmark prices disclosed in the Reserves Quantities section of this MD&A. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

The net gain on divestitures in 2011 of $323 million primarily includes the gains and losses on the Company's divestitures of the Fort Lupton natural gas processing plant, the South Piceance natural gas gathering assets and the North Texas natural gas producing assets.

MARKET OPTIMIZATION

($ millions)	2011	2010
Revenues	$ 703	$ 797
Expenses		
Operating	40	34
Purchased product	635	739
Depreciation, depletion and amortization	12	11
	$ 16	$ 13

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Revenues and purchased product expenses decreased in 2011 compared to 2010 mainly due to lower commodity prices and lower volumes required for optimization.

CORPORATE AND OTHER

($ millions)	2011	2010
Revenues	$ 870	$ 969
Expenses		
Operating	(23)	-
Exploration and evaluation	-	10
Depreciation, depletion and amortization	78	67
(Gain) loss on divestitures	5	(2)
	$ 810	$ 894

Revenues primarily represent unrealized hedging gains or losses related to natural gas financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company's power contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

OTHER OPERATING RESULTS

EXPENSES

($ millions)	2011	2010
Accretion of asset retirement obligation	$ 51	$ 48
Administrative	348	361
Interest	468	501
Foreign exchange (gain) loss, net	170	(250)
	$ 1,037	$ 660

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada, settlement of intercompany transactions and revaluations of monetary assets and liabilities.

INCOME TAX

($ millions)	2011	2010
Current Income Tax (Recovery)	$ (174)	$ (213)
Deferred Income Tax	48	640
Income Tax Expense (Recovery)	$ (126)	$ 427

In 2011, current income tax was a recovery of $174 million compared to a recovery of $213 million in 2010. The current income tax recovery for 2011 and 2010 is primarily due to the carry back of tax losses to prior years. The lower recovery in 2011 primarily results from current year divestitures, partially offset by lower Cash Flow resulting from lower natural gas prices and lower realized hedging gains.

Total income tax expense in 2011 decreased $553 million from 2010 due to lower net earnings before tax primarily resulting from the asset impairments, lower natural gas prices, lower combined realized and unrealized hedging gains and a foreign exchange loss.

Encana's effective tax rate in any period is a function of total income tax to the amount of net earnings before income tax for the period. The effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carrybacks and adjustments to estimates. Permanent differences primarily include the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2011	2010
Net Cash From (Used In)		
Operating activities	$ 4,043	$ 2,363
Investing activities	(3,725)	(4,727)
Financing activities	(214)	(1,284)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(1)	2
Increase (Decrease) in Cash and Cash Equivalents	$ 103	$ (3,646)
Cash and Cash Equivalents, End of Year	$ 732	$ 629

OPERATING ACTIVITIES

Net cash from operating activities in 2011 of $4,043 million increased $1,680 million compared to 2010. The increase is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the changes in non-cash working capital. In 2011, the net change in non-cash working capital was a deficit of $38 million compared to a deficit of $1,990 million in 2010. The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company's Canadian oil and gas partnership.

The Company had a working capital surplus of $2,107 million at December 31, 2011 compared to a surplus of $20 million at December 31, 2010. The increase in working capital is primarily the result of higher net risk management assets of $1,141 million and the net assets held for sale of $776 million discussed in the Net Capital Investment section of this MD&A.

At December 31, 2011, working capital also included cash and cash equivalents of $732 million and current debt of $492 million compared to $629 million and $500 million, respectively, at December 31, 2010. Encana expects that it will continue to meet the payment terms of its suppliers.

INVESTING ACTIVITIES

Net cash used for investing activities in 2011 of $3,725 million decreased $1,002 million compared to 2010. The decrease in investing activities primarily results from lower capital expenditures and higher divestiture proceeds, which are discussed further in the Net Capital Investment section of this MD&A.

FINANCING ACTIVITIES

CURRENT AND LONG-TERM DEBT

Encana's debt totaled $8,083 million at December 31, 2011 and $7,629 million at December 31, 2010.

Encana's current debt at December 31, 2011 was $492 million compared to $500 million at December 31, 2010. Current debt included current portion of long-term debt. There were no outstanding balances under the Company's commercial paper or revolving credit facilities at December 31, 2011.

Long-term debt of $7,591 million at December 31, 2011 increased from $7,129 million at December 31, 2010. On November 14, 2011, Encana completed a public offering in the U.S. of senior unsecured notes in two series totaling $1.0 billion. The first series of $600 million have a coupon rate of 3.90 percent and mature November 15, 2021, and the second series of $400 million have a coupon rate of 5.15 percent and mature November 15, 2041. The proceeds of the offering were used to repay a portion of Encana's commercial paper indebtedness, a portion of which was incurred to repay Encana's $500 million 6.30 percent notes that matured November 1, 2011.

CREDIT FACILITIES AND SHELF PROSPECTUSES

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at December 31, 2011, Encana had available unused committed revolving bank credit facilities of $4.9 billion.

- On October 12, 2011, Encana renewed its revolving bank credit facility for C$4.0 billion ($3.9 billion) that remains committed through October 2015, of which C$4.0 billion ($3.9 billion) remains unused.
- On October 20, 2011, one of Encana's U.S. subsidiaries renewed its revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at December 31, 2011, Encana had available unused capacity under shelf prospectuses for up to $5.0 billion.

- On May 18, 2011, Encana renewed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At December 31, 2011, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.
- Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. On November 14, 2011, Encana utilized the shelf prospectus to issue senior unsecured notes totaling $1.0 billion in the U.S. At December 31, 2011, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements.

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid ("NCIB"). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the most recent NCIB which commenced on December 14, 2010 and expired on December 13, 2011. The Company has not renewed its NCIB and did not purchase any common shares during 2011. During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.

DIVIDENDS

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in 2011 were $588 million, or $0.80 per share (2010 – $590 million or $0.80 per share). The Company's quarterly dividend payment in 2011 and 2010 was $0.20 per share. For the first three quarters of 2009, Encana paid a quarterly dividend of $0.40 per share. Following the Split Transaction in the fourth quarter of 2009, Encana paid a quarterly dividend of $0.20 per share.

On February 16, 2012, the Board of Directors declared a dividend of $0.20 per common share payable on March 30, 2012.

OUTSTANDING SHARE DATA

As at December 31, 2011, Encana had 736.3 million common shares outstanding (2010 – 736.3 million). As at February 21, 2012, Encana had 736.3 million common shares outstanding.

Eligible employees have been granted stock options to purchase common shares in accordance with Encana's Employee Stock Option Plan. As at December 31, 2011, there were approximately 37.7 million outstanding stock options with associated Tandem Stock Appreciation Rights ("TSARs") attached (21.2 million exercisable). A TSAR gives the holder the conditional right to receive an Encana common share or a cash payment equal to the excess of the market price of Encana's common share at the time of exercise over the exercise price of the TSAR. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

In 2011, Restricted Share Units ("RSUs") were granted to eligible employees to receive Encana common shares, or the cash equivalent, as determined by Encana, and in accordance with the RSU Plan for Employees of Encana and RSU Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2011, there were approximately 3.3 million outstanding RSUs which vest three years from the date granted. The receipt of a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. The Company intends to settle vested RSUs in cash on the vesting date.

FINANCIAL METRICS

In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The Company's capital structure consists of shareholders' equity plus debt, defined as current and long-term debt. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. The key metrics the Company currently monitors are below.

	December 31, 2011	December 31, 2010
Debt to Debt Adjusted Cash Flow (1)	**1.8x**	1.6x
Debt to Adjusted EBITDA (1)	**1.9x**	1.6x
Debt to Capitalization (1)	**33%**	31%

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The following table outlines the contractual obligations and commitments of the Company.

	Expected Future Payments						
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Long-Term Debt (1)	$ 492	$ 500	$ 1,000	$ -	$ -	$ 6,137	$ 8,129
Asset Retirement Obligation	45	47	46	39	34	4,142	4,353
Other Long-Term Obligations	38	90	91	92	93	2,112	2,516
Finance Leases	45	89	89	89	89	310	711
Obligations (2)	620	726	1,226	220	216	12,701	15,709
Transportation and Processing	747	795	856	860	767	5,053	9,078
Purchases of Goods and Services	531	198	128	87	46	72	1,062
Operating Leases	52	47	44	39	33	94	309
Capital Commitments	166	7	7	8	7	80	275
Commitments	1,496	1,047	1,035	994	853	5,299	10,724
Total Contractual Obligations	$ 2,116	$ 1,773	$ 2,261	$ 1,214	$ 1,069	$ 18,000	$ 26,433
Sublease Recoveries	$ (25)	$ (45)	$ (45)	$ (46)	$ (46)	$ (1,045)	$ (1,252)

(1) Principal component only. See Note 17 to the Consolidated Financial Statements.
(2) The Company has recorded $11,088 million in liabilities related to these obligations.

Other Long-Term Obligations relates to the 25 year lease agreement with a third party developer for The Bow office project, which has been recorded as an asset under construction with a corresponding liability of $1,309 million. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability will be derecognized. In conjunction with the Split Transaction, Encana has subleased part of The Bow office space to Cenovus. Sublease recoveries include the sublease costs expected to be recovered from Cenovus.

Finance Leases includes the commitment related to the Deep Panuke Production Field Centre, which has been recorded as an asset under construction with a corresponding liability of $607 million. Upon commencement of operations in 2012, Encana will recognize the production facility as a finance lease. Encana's undiscounted contractual payments are limited to $711 million ($497 million discounted).

In addition to the Total Contractual Obligations disclosed above, Encana has made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Notes 22 and 21, respectively, to the Annual Consolidated Financial Statements. The Company expects to fund its 2012 commitments from Cash Flow.

CONTINGENCIES

Legal Proceedings

Encana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

RISK MANAGEMENT

Encana's business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

- financial risks;
- operational risks; and
- safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana's reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company's reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

FINANCIAL RISKS

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana's business.

Financial risks include, but are not limited to:

- market pricing of natural gas and liquids;
- credit and liquidity;
- foreign exchange rates; and
- interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate the natural gas commodity price risk, the Company may enter into transactions that fix or set a floor on prices. To help protect against regional natural gas price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana's financial instruments as at December 31, 2011, is disclosed in Note 22 to the Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana's credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties' credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities. Encana closely monitors the Company's ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company also minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana also maintains a mix of both U.S. dollar and Canadian dollar debt, which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

OPERATIONAL RISKS

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

- reserves and resources replacement;
- capital activities; and
- operating activities.

The Company's ability to operate, generate cash flows, complete projects, and value reserves and resources is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company's securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources.

To mitigate these risks, as part of the capital approval process, the Company's projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impact project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana's capital program with the results and identified learnings shared across the Company.

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, Encana's business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

SAFETY, ENVIRONMENTAL AND REGULATORY RISKS

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company's business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana's Board of Directors provides recommended environmental policies for approval by Encana's Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana's operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company's existing and planned projects as well as impose a cost of compliance.

One of the processes Encana monitors relates to hydraulic fracturing. Hydraulic fracturing is used throughout the oil and gas industry where fracturing fluids are utilized to develop the reservoir. This process has been used in the oil and gas industry for approximately 60 years. Encana uses multiple techniques to fully understand the effect of each hydraulic fracturing operation it conducts. In all Encana operations, rigorous water management and protection is an essential part of this process.

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets, and in many cases exceeds, the requirements set out by the regulators. The U.S. and Canadian federal and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and, with the exception of increased chemical disclosure requirements in many of the jurisdictions in which the Company operates, have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. The U.S. Environmental Protection Agency (the "EPA") has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA has also released a draft report outlining the results of its groundwater study at Encana's Pavillion natural gas field in Wyoming. Although the EPA's draft report has not been subject to a qualified, third-party, scientific verification, any implication of a potential connection between hydraulic fracturing and groundwater quality could impact the Company's existing and planned projects as well as impose a cost of compliance.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry in the U.S. and will participate in the newly announced Canadian version of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company's website at www.encana.com.

CLIMATE CHANGE

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases ("GHG") and certain other air emissions. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, Encana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emission reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Encana has one facility covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to Encana at this time and is being actively managed.

In British Columbia, effective July 1, 2008, a 'revenue neutral carbon tax' was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions, was C$20 per tonne in 2011 and rises to C$30 per tonne by 2012. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act ("ACESA") was passed by the U.S. House of Representatives in June 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy. Subsequently, the current U.S. Administration has directed the U.S. EPA to exercise new authority under the Clean Air Act to regulate GHG emissions. Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. To date, the EPA has made no significant announcements pertaining to the development or implementation of industry-specific standards related to oil and gas exploration and production. Encana will continue to monitor these developments during 2012.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company's efforts with respect to emissions management are founded on the following key elements:

- significant production weighting in natural gas;
- focus on energy efficiency and the development of technology to reduce GHG emissions; and
- involvement in the creation of industry best practices.

Encana's strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:

- *Manage Existing Costs.* When regulations are implemented, a cost is placed on Encana's emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company's focus on cost reduction.
- *Respond to Price Signals.* As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.
- *Anticipate Future Carbon Constrained Scenarios.* Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana's long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board of Directors review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $50 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana's plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Encana recognizes that there is a cost associated with carbon emissions. Encana is confident that GHG regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analyses. Encana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. Encana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on Encana's GHG emissions is available in the Corporate Responsibility Report that is available on the Company's website at www.encana.com.

ACCOUNTING POLICIES AND ESTIMATES

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, Encana adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company's Consolidated Financial Statements for the year ended December 31, 2011, including comparative information, have been prepared in accordance with IFRS as issued by the IASB. As Encana's Consolidated Financial Statements were prepared under IFRS for the first time, the Company followed IFRS 1, *First-time Adoption of International Financial Reporting Standards*. Prior to 2011, the Company prepared its financial statements in accordance with Canadian GAAP, or previous GAAP. The adoption of IFRS has not had a material impact on the Company's operations, strategic decisions, Cash Flow and capital expenditures.

The Company's IFRS accounting policies are provided in Note 3 to the Consolidated Financial Statements. In addition, Note 26 to the Consolidated Financial Statements presents reconciliations between the Company's 2010 previous GAAP results and the 2010 IFRS results.

The following provides summary reconciliations of Encana's 2010 previous GAAP to IFRS results, along with a discussion of the significant IFRS accounting policy changes.

SUMMARY NET EARNINGS RECONCILIATION – PREVIOUS GAAP TO IFRS

	2010				
($ millions)	Annual	Q4	Q3	Q2	Q1
Net Earnings – Previous GAAP	$ 1,499	$ (42)	$ 569	$ (505)	$ 1,477
After-tax (addition)/deduction:					
Exploration and evaluation	27	26	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Impairments	371	371	-	-	-
Divestitures (gain) loss	(101)	12	(51)	(28)	(34)
Asset retirement obligation accretion	1	1	-	-	-
Compensation	5	-	(6)	1	10
Foreign currency	(34)	-	1	(35)	-
	329	427	(37)	(48)	(13)
Net Earnings – IFRS	$ 1,170	$ (469)	$ 606	$ (457)	$ 1,490

OPERATING EARNINGS RECONCILIATION – PREVIOUS GAAP TO IFRS

	2010				
($ millions)	Annual	Q4	Q3	Q2	Q1
Operating Earnings [(1)] – Previous GAAP	$ 665	$ 68	$ 98	$ 81	$ 418
After-tax (addition)/deduction:					
Exploration and evaluation	1	-	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Asset retirement obligation accretion	1	1	-	-	-
Compensation	5	-	(6)	1	10
	67	18	13	15	21
Operating Earnings [(1)] – IFRS	$ 598	$ 50	$ 85	$ 66	$ 397

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

FINANCIAL METRICS – PREVIOUS GAAP AND IFRS

	2010				
($ millions)	Annual	Q4	Q3	Q2	Q1
Cash Flow [(1)]					
Previous GAAP	$ 4,439	$ 917	$ 1,132	$ 1,217	$ 1,173
IFRS	4,437	917	1,131	1,217	1,172
Capital Investment					
Previous GAAP	$ 4,773	$ 1,427	$ 1,227	$ 1,099	$ 1,020
IFRS	4,764	1,426	1,218	1,096	1,024
Debt to Capitalization [(1)]					
Previous GAAP	31%				
IFRS	31%				

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

IFRS ACCOUNTING POLICY CHANGES

The following discussion explains the significant differences between Encana's previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.

The most significant changes to the Company's accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants ("CICA") guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGL reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.

Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.

Exploration and Evaluation

Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana's Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company's exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.

Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA's full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.

During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

Depreciation, Depletion and Amortization

Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.

Depleting at an area level under IFRS resulted in an $86 million increase to Encana's DD&A expense for the twelve months ended December 31, 2010. Encana's net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.

Impairments

Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.

For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company's Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.

Divestitures

Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

Asset Retirement Obligation

Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.

Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana's Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana's asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana's discount rate of 5.4 percent as at December 31, 2010.

Compensation

Share-based payments

Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company's share price exceeds the exercise price of the share unit.

For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.

Pensions

Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company's defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.

The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after tax, to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

Foreign Currency

As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders' equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.

Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.

The IFRS adjustments discussed above and income tax are recorded in the Company's functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.

Income Tax

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments discussed above resulted in a $134 million decrease to the Company's deferred income tax expense and a corresponding increase to Encana's previous GAAP net earnings.

Other Exemptions

Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:

- Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
- Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
- Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, *Determining whether an Arrangement contains a Lease*, for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana's Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

IFRS RECENT PRONOUNCEMENTS ISSUED

As of January 1, 2013, the following standards and amendments issued by the IASB become effective: IFRS 10, *Consolidated Financial Statements*; IFRS 11, *Joint Arrangements*; IFRS 12, *Disclosure of Interests in Other Entities*; IFRS 13, *Fair Value Measurement*; IAS 19, *Employee Benefits*; and IFRS 7, *Financial Instruments: Disclosures*. As of January 1, 2015, the following standard issued by the IASB becomes effective: IFRS 9, *Financial Instruments*.

As discussed previously, Encana is adopting U.S. GAAP and will be reporting its first quarter 2012 results in accordance with U.S. GAAP. As a result, the new IASB standards and amendments will not be adopted. If Encana continued to report under IFRS, the Company expects that the new IASB standards and amendments would not have a material impact on the Company's Consolidated Financial Statements.

IFRS CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. The preceding discussion outlines the Company's significant accounting policies and practices adopted under IFRS. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana's financial results.

UPSTREAM ASSETS AND RESERVES

Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company's DD&A calculations and impairment tests. Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. A downward revision in reserves estimates or an increase in estimated future development costs could result in the recognition of a higher DD&A charge to net earnings.

Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. The recoverable amount of the cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from continued use of the cash-generating unit. A downward revision in reserves estimates could result in the recognition of impairments charged to net earnings.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.

All of Encana's oil and gas reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts. Contingent resources are not classified as reserves due to the absence of a commercial development plan that includes a firm intent to develop within a reasonable time frame.

ASSET RETIREMENT OBLIGATION

Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows or changes in discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Increases in the estimated asset retirement obligation and costs increase the corresponding charges of accretion and DD&A to net earnings. A decrease in discount rates increases the asset retirement obligation, which decreases the accretion charged to net earnings. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment annually at December 31 of each year. Goodwill is currently attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes.

To assess impairment, the goodwill carrying amount for each Division is compared to the recoverable amount of the aggregated cash-generating units of the Division. If the carrying amount for the Division exceeds the recoverable amount, the associated goodwill is written down with an impairment recognized in net earnings. Goodwill impairments are not reversed.

The recoverable amount is the greater of the Divisions fair value less costs to sell and its value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows may be based on forecast commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units. A downward revision in reserves estimates could result in the recognition of a goodwill impairment charge to net earnings.

INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period. The deferred income tax assets and liabilities are adjusted to reflect changes in enacted or substantively enacted income tax rates that are expected to apply, with the corresponding adjustment recognized in net earnings or in shareholders' equity depending on the item to which the adjustment relates.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is to not use derivative financial instruments for speculative purposes.

Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value. Instruments are recorded in the balance sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are recognized in revenues as the contracts are settled. Unrealized gains and losses are presented in revenue at the end of each respective reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

For 2010 through to 2011, the Company elected not to designate any of its derivative financial instruments as hedges for accounting. As a result, the changes in fair value of the derivative instruments were recorded in the Company's net earnings.

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In December 2011, Encana announced that it will adopt U.S. GAAP for 2012 financial reporting. As a result, the Company will report its 2012 results in accordance with U.S. GAAP. The Company believes U.S. GAAP financial results are relevant and provide information that is more directly comparable with U.S. peer companies. Historically, Encana has provided reconciliations to U.S. GAAP in its annual consolidated financial statements. Reconciliations of Encana's results from IFRS to U.S. GAAP are included in Note 27 to the Company's Annual Consolidated Financial Statements.

The following provides summary reconciliations of Encana's 2011 and 2010 IFRS to U.S. GAAP results, along with a discussion of the significant U.S. GAAP accounting policy changes.

SUMMARY NET EARNINGS RECONCILIATION – IFRS TO U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual
Net Earnings – IFRS	$ 128	$ (246)	$ 120	$ 176	$ 78	$ 1,170
After-tax addition/(deduction):						
Full cost accounting						
Exploration and evaluation	92	5	2	79	6	27
Depletion, depreciation and amortization	779	206	207	194	172	883
Impairments						
IFRS	854	854	-	-	-	371
U.S. GAAP	(1,687)	(1,105)	-	-	(582)	-
Gain (loss) on divestitures, net	(213)	(105)	1	(26)	(83)	(101)
Income tax	21	(84)	129	(40)	16	-
Other	31	(1)	-	-	32	(7)
Net Earnings – U.S. GAAP	$ 5	$ (476)	$ 459	$ 383	$ (361)	$ 2,343

OPERATING EARNINGS RECONCILIATION – IFRS TO U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual
Operating Earnings [1] – IFRS	$ 398	$ 46	$ 171	$ 166	$ 15	$ 598
After-tax addition/(deduction):						
Full cost accounting						
Exploration and evaluation	14	5	2	1	6	1
Depletion, depreciation and amortization	779	206	207	194	172	883
Gain (loss) on divestitures, net	(15)	(17)	2	-	-	-
Income tax	21	(84)	129	(40)	16	-
Other	(6)	(6)	-	-	-	(8)
Operating Earnings [1] – U.S. GAAP	$ 1,191	$ 150	$ 511	$ 321	$ 209	$ 1,474

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

FINANCIAL METRICS – IFRS AND U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual
Cash Flow [1]						
IFRS	$ 4,175	$ 976	$ 1,157	$ 1,087	$ 955	$ 4,437
U.S. GAAP	4,216	983	1,181	1,089	963	4,439
Total Assets						
IFRS	$ 33,918					$ 33,583
U.S. GAAP	22,926					22,440
Total Liabilities						
IFRS	$ 17,594					$ 16,750
U.S. GAAP	14,348					12,947
Shareholders' Equity						
IFRS	$ 16,324					$ 16,833
U.S. GAAP	8,578					9,493
Debt to Capitalization [1]						
IFRS	33%					31%
U.S. GAAP	49%					45%
Return on Capital Employed [1]						
IFRS	2%					6%
U.S. GAAP	2%					16%

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

U.S. GAAP ACCOUNTING POLICY CHANGES

The following discussion explains the significant differences between Encana's IFRS accounting policies and those applied by the Company under U.S. GAAP, including the related impacts on the Company's consolidated financial results.

FULL COST ACCOUNTING

Under U.S. GAAP, Encana accounts for upstream activities in accordance with full cost accounting rules whereby all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGL reserves are capitalized on a country-by-country cost centre basis within a full cost pool. Costs accumulated within each cost centre are depleted using the unit-of-production method and are subject to a ceiling test to assess for impairment. Depletion calculations and ceiling test impairments are determined using proved reserves based on 12-month average trailing prices and unescalated costs.

Exploration and Evaluation

Under U.S. GAAP, all exploration and evaluation costs are capitalized within the full cost pool and are presented as property, plant and equipment. The exploration and evaluation costs generally represent the unproved properties balance. The cost of unproved properties is excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion.

Under IFRS, exploration and evaluation costs are initially capitalized as exploration and evaluation assets. Costs associated with an area determined to be commercially viable are transferred to property, plant and equipment, while unrecoverable costs are expensed.

Under U.S. GAAP for the year ended December 31, 2011, exploration and evaluation expense decreased $142 million ($92 million after tax) as the costs were capitalized to the full cost pool. For the year ended December 31, 2010, exploration and evaluation expense decreased $65 million as exploration and evaluation costs of $42 million were capitalized to the full cost pool, $10 million of unrecoverable exploration costs were reclassified to depreciation, depletion and amortization and $13 million of indirect exploration costs were reclassified to operating expense. Cumulatively, these adjustments totaled $27 million after tax.

Depreciation, Depletion and Amortization

Under U.S. GAAP, each country cost centre is depleted using the unit-of-production method based on proved reserves using 12-month average trailing prices and unescalated costs. Under IFRS, upstream development costs are depleted using the unit-of-production method calculated at an area level based on proved reserves estimated using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, depletion expense decreased by $1,141 million, or $779 million after tax, (2010 – $1,310 million, or $883 million after tax), primarily due to previous ceiling test impairments recognized in 2008 and 2009.

Impairments

Under U.S. GAAP, a ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceeds the sum of the estimated after-tax future net cash flows from proved reserves, using 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unimpaired unproved property costs. Ceiling test impairments are not subsequently reversed.

Under IFRS, impairments are recognized if the carrying value exceeds the recoverable amount for a cash generating unit. The recoverable amount is generally determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, ceiling test impairments of $2,249 million or $1,687 million after tax (2010 – nil) were recognized for the Canadian cost centre. The ceiling test impairments primarily resulted from the decline in 12-month trailing natural gas prices. At December 31, 2011, the 12-month trailing prices were based on the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

(average for the period)	2011
Natural Gas	
AECO (C$/MMBtu)	3.76
Henry Hub ($/MMBtu)	4.12
Liquids	
Edmonton – Light Sweet (C$/bbl)	96.53
WTI ($/bbl)	96.19

Under IFRS for the year ended December 31, 2011, impairment expense of $1,304 million, or $854 million after tax (2010 – $496 million, or $371 million after tax) was recognized. The IFRS impairments were reversed under U.S. GAAP as the costs were included in the respective country cost centre ceiling test impairment calculations.

Divestitures

Under U.S. GAAP, proceeds from divestitures of properties are deducted from the full cost pool without recognition of a gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves of the cost centre, in which case a gain or loss would be recognized. Under IFRS, gains or losses on divestitures are calculated as the difference between the proceeds and the net book value of the assets disposed of. Under U.S. GAAP for the year ended December 31, 2011, a net gain on divestiture of $347 million or $213 million after tax, (2010 – $143 million, or $101 million after tax) recognized under IFRS was reversed from net earnings and recognized in property, plant and equipment.

Summary

For the year ended December 31, 2011, full cost accounting adjustments reduced net earnings by $175 million. The full cost accounting adjustments included a $142 million reduction to exploration and evaluation expense ($92 million after tax), a $1,141 million reduction to depreciation, depletion and amortization expense ($779 million after tax), a $945 million increase to impairment expense ($833 million after tax) and a $347 million reduction to gain/loss on divestitures ($213 million after tax).

For the year ended December 31, 2010, full cost accounting adjustments increased net earnings by $1,180 million. The full cost accounting adjustments primarily included reductions of $1,310 million to depreciation, depletion and amortization expense ($883 million after tax), $496 million to impairment expense ($371 million after tax) and $143 million to gain/loss on divestitures ($101 million after tax).

As at December 31, 2010, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.8 billion and shareholders' equity by $7.2 billion. The full cost accounting adjustments result primarily from the previous after-tax ceiling test impairments recognized in 2008 and 2009 of $1.1 billion and $7.6 billion, respectively. As at December 31, 2011, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.4 billion and shareholders' equity by $7.6 billion, which include the ceiling test impairment recognized in 2011 of $1.7 billion after tax.

OTHER

Asset Retirement Obligation

Under U.S. GAAP, the asset retirement obligation is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities are not remeasured to reflect period end discount rates. Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $32 million recognized in retained earnings when the Company remeasured its asset retirement obligation upon transition to IFRS. For the year ended December 31, 2011, net earnings under U.S. GAAP increased by $1 million (2010 – $1 million) due to the difference in discount rates used to measure the ARO liability. As at December 31, 2011, the cumulative U.S. GAAP adjustments related to ARO reduced Encana's total assets by $103 million (2010 – $97 million), reduced long-term liabilities by $132 million (2010 – $126 million) and increased shareholders' equity by $29 million (2010 – $29 million).

Compensation – Pensions and Share-Based Payments

Under U.S. GAAP, the funded status of defined benefit and pension plans are recognized on the balance sheet as an asset or liability with changes in the funded status recognized in other comprehensive income. Under IFRS, the over-funded or under-funded status arising from defined benefit and pension plans is not recognized on the balance sheet.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $75 million recognized in retained earnings when the Company elected to charge the cumulative unamortized net actuarial gains and losses of the Company's defined benefit plan to retained earnings upon transition to IFRS.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for the over/under funded status of the defined benefit pension plan decreased comprehensive income by $34 million after tax (2010 – $2 million after tax).

Under both IFRS and U.S. GAAP, obligations for payments in cash or common shares under share-based compensation plans are accrued over the vesting period using fair values. Upon adoption of IFRS, Encana elected a transition provision whereby share-based compensation plans that had vested or settled prior to the transition date of January 1, 2010 were not retrospectively restated. Under U.S. GAAP, Encana adopted the share-based payment standard in 2006 using the modified-prospective approach. The different adoption dates of the standards and transitional provisions applied resulted in share-based payment adjustments.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for pension and share-based compensation decreased net earnings by $7 million (2010 – $9 million).

As at December 31, 2011, the cumulative U.S. GAAP compensation adjustments increased total assets by $31 million (2010 – $33 million), increased total liabilities by $79 million (2010 – $36 million) and reduced shareholders' equity by $48 million (2010 – $3 million).

Income Taxes

Under U.S. GAAP, income tax is calculated using the enacted income tax rates and legislation expected to apply when the assets are realized or liabilities are settled. Under IFRS, income tax is calculated using the enacted or substantively enacted income tax rates and legislation. In addition, under U.S. GAAP, interim tax provisions are measured using estimates of annual effective tax rates that may differ from those determined under IFRS.

Under U.S. GAAP for the year ended December 31, 2011, the Company recognized an additional deferred tax expense of $164 million (2010 – $549 million) resulting from the related tax effect on U.S. GAAP adjustments discussed above.

Under IFRS, certain current income tax benefits were recognized in previous years in respect of tax legislation that was considered substantively enacted in Canada but not enacted for U.S. GAAP. For the year ended December 31, 2011, $21 million of current income tax benefits related to this legislation was recognized under U.S. GAAP in respect of a previous taxation year that became statute-barred for Canadian tax purposes. As at December 31, 2011, the current tax benefits related to this legislation in respect of open taxation years that have not yet been recognized under U.S. GAAP totaled $136 million (2010 – $160 million).

Foreign Currency

Under U.S. GAAP, the settlement of intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company's financial statements are recognized in accumulated other comprehensive income. Under IFRS, the foreign exchange impacts of these transactions are recognized in net earnings. Under U.S. GAAP for the year ended December 31, 2011, a foreign exchange loss of $37 million (2010 – $1 million) was reclassified from net earnings to accumulated other comprehensive income. As a result, net earnings under U.S. GAAP for the year ended December 31, 2011 increased by $37 million (2010 – $1 million).

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $755 million recognized in retained earnings when the Company elected to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. The adjustment had no impact on total shareholders' equity.

Debt Reclassifications

Under U.S. GAAP, bank overdraft positions are segregated from cash and cash equivalents on the Condensed Consolidated Balance Sheet and are reported within accounts payable and accrued liabilities. Similarly, the change in bank overdraft positions is segregated from cash and cash equivalents on the Condensed Consolidated Statement of Cash Flows and shown separately as a financing activity.

Under U.S. GAAP, the revolving credit facilities borrowings and commercial paper issuances are reclassified from current debt to long-term debt. The credit facilities are considered long-term as they mature in October 2015 and are used to backstop the commercial paper program. Under U.S. GAAP, debt transaction costs are reclassified from long-term debt to investments and other assets on the Condensed Consolidated Balance Sheet.

Net Earnings and Operating Earnings per Common Share

Under U.S. GAAP, compensation plans that may be settled at the employees' option in either cash or common shares are not included in the diluted earnings per share calculation if it is probable that the plan will be settled in cash. Under IFRS, these plans are presumed to be settled in common shares and are included in the diluted earnings per share calculation if they are determined to be dilutive.

U.S. GAAP net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as below. The difference between the basic and diluted weighted average common shares outstanding reflects the effect of dilutive securities.

	2011					2010
(millions)	Annual	Q4	Q3	Q2	Q1	Annual
Weighted Average Common Shares Outstanding						
Basic	736.3	736.3	736.3	736.3	736.3	739.7
Diluted	737.2	736.8	737.6	737.6	737.6	739.8

U.S. GAAP RECENT PRONOUNCEMENTS ISSUED

Under U.S. GAAP, as of January 1, 2012, Encana will be required to adopt the following standards and updates issued by the Financial Accounting Standards Board ("FASB"), which should not have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, clarifies and changes existing fair value measurement and disclosure requirements. The changes primarily relate to fair value measurements based on unobservable inputs. The amendments will be applied prospectively and will expand the Company's fair value measurement disclosures.
- Accounting Standards Update 2011-05, *Presentation of Comprehensive Income*, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements. Encana currently presents two separate consecutive statements.
- Accounting Standards Update 2011-08, *Intangibles – Goodwill and Other*, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, *Intangibles – Goodwill and Other.* The amendments will be applied prospectively.

Under U.S. GAAP, as of January 1, 2013, Encana will be required to adopt the following standard issued by the FASB, which should not have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-11, *Disclosures about Offsetting Assets and Liabilities*, requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and will expand the Company's financial instruments disclosures.

NON-GAAP MEASURES

Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA, Debt to Capitalization, and Return on Capital Employed. Management's use of these measures is discussed further below.

CASH FLOW

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company's ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Under IFRS, cash tax on divestitures is included in investing activities. Under U.S. GAAP, cash tax on divestitures is included in operating activities.

IFRS

	2011					2010				
($ millions)	**Annual**	**Q4**	**Q3**	**Q2**	**Q1**	Annual	Q4	Q3	Q2	Q1
Cash From (Used in) Operating Activities	**$ 4,043**	**$ 1,110**	**$ 1,337**	**$ 963**	**$ 633**	$ 2,363	$ 919	$ 1,324	$ 893	$ (773)
(Add back) deduct:										
Net change in other assets and liabilities	**(94)**	**(27)**	**(13)**	**(31)**	**(23)**	(84)	1	(16)	(38)	(31)
Net change in non-cash working capital	**(38)**	**161**	**193**	**(93)**	**(299)**	(1,990)	1	209	(286)	(1,914)
Cash Flow	**$ 4,175**	**$ 976**	**$ 1,157**	**$ 1,087**	**$ 955**	$ 4,437	$ 917	$ 1,131	$ 1,217	$ 1,172

U.S. GAAP

	2011					2010
($ millions)	**Annual**	**Q4**	**Q3**	**Q2**	**Q1**	Annual
Cash From (Used in) Operating Activities	**$ 3,929**	**$ 983**	**$ 1,340**	**$ 965**	**$ 641**	$ 2,365
(Add back) deduct:						
Net change in other assets and liabilities	**(114)**	**(47)**	**(13)**	**(31)**	**(23)**	(84)
Net change in non-cash working capital	**(59)**	**161**	**172**	**(93)**	**(299)**	(1,990)
Cash tax on sale of assets	**(114)**	**(114)**	**-**	**-**	**-**	-
Cash Flow	**$ 4,216**	**$ 983**	**$ 1,181**	**$ 1,089**	**$ 963**	$ 4,439

OPERATING EARNINGS

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company's underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company's financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

Encana has updated its Operating Earnings definition to exclude non-operating items resulting from the adoption of IFRS, such as exploration and evaluation expenses and gains/losses on divestitures.

IFRS

	2011					2010				
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Net Earnings	$ 128	$ (246)	$ 120	$ 176	$ 78	$ 1,170	$ (469)	$ 606	$ (457)	$ 1,490
After-tax (addition)/deduction:										
Unrealized hedging gain (loss)	600	397	273	18	(88)	634	(269)	331	(340)	912
Exploration and evaluation	(78)	-	-	(78)	-	(26)	(26)	-	-	-
Impairments	(854)	(854)	-	-	-	(371)	(371)	-	-	-
Gain (loss) on divestitures	198	88	1	26	83	101	(12)	51	28	34
Non-operating foreign exchange gain (loss)	(136)	77	(325)	44	68	234	159	139	(211)	147
Operating Earnings	$ 398	$ 46	$ 171	$ 166	$ 15	$ 598	$ 50	$ 85	$ 66	$ 397
Net Earnings per share – diluted	$ 0.17	$ (0.33)	$ 0.16	$ 0.21	$ 0.11	$ 1.55	$ (0.64)	$ 0.80	$ (0.62)	$ 1.96
Operating Earnings per share – diluted	$ 0.54	$ 0.06	$ 0.23	$ 0.22	$ 0.02	$ 0.81	$ 0.07	$ 0.12	$ 0.09	$ 0.53

U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual
Net Earnings	$ 5	$ (476)	$ 459	$ 383	$ (361)	$ 2,343
After-tax (addition)/deduction:						
Unrealized hedging (gain) loss	600	397	273	18	(88)	634
Impairments	(1,687)	(1,105)	-	-	(582)	-
Non-operating foreign exchange (gain) loss	(99)	82	(325)	44	100	235
Operating Earnings	$ 1,191	$ 150	$ 511	$ 321	$ 209	$ 1,474

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed is a non-GAAP measure reviewed by Management and defined as a ratio of Net Earnings on a trailing 12-month basis excluding interest expense after tax to average invested capital (average debt plus average shareholders' equity).

IFRS

($ millions)	December 31, 2011	December 31, 2010
Net Earnings	$ 128	$ 1,170
After-tax addition/(deduction):		
Interest expense	344	360
	472	1,530
Average Capital Employed	$ 24,435	$ 24,363
Return on Capital Employed	2%	6%

U.S. GAAP

($ millions)	December 31, 2011	December 31, 2010
Net Earnings	$ 5	$ 2,343
After-tax addition/(deduction):		
Interest expense	344	360
	349	2,703
Average Capital Employed	$ 16,952	$ 16,473
Return on Capital Employed	2%	16%

OTHER NON-GAAP MEASURES

DEBT TO DEBT ADJUSTED CASH FLOW

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

DEBT TO ADJUSTED EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, exploration and evaluation expenses, impairments and unrealized hedging gains and losses.

DEBT TO CAPITALIZATION

Debt to Capitalization is a non-GAAP measure monitored by Management as an indicator of the Company's overall financial strength. Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders' equity.

ADVISORY

FORWARD-LOOKING STATEMENTS

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management's assessment of Encana's and its subsidiaries' future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "objective", "strategy", "strives" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company's business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing near term uncertainty with focused capital investment in building long-term growth capacity; aligning capital investment plus anticipated dividends with expected cash flow generation before divestiture proceeds; attaining additional financial flexibility from proceeds from planned divestitures and joint venture transactions; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; increasing its production of oil and NGLs, including expansion of extraction facilities and exploration program; expectation to develop three to four key liquids resource plays from current land inventory, achieving successful exploration and development results in Tuscaloosa, Utica/Collingwood, San Juan basin, DJ Basin Niobrara, Alberta's Duvernay, Eaglebine, and Mississippi Lime areas, ability to attract third party investments; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; mitigating cost increases through improving efficiencies and technology innovation; adoption of U.S. GAAP for 2012 financial reporting; completion of transaction agreements with Mitsubishi, including potential terms, closing date, amount of investments, funding commitment and development of otherwise undeveloped natural gas properties; expected completion dates and proceeds from the sale of certain assets; expanding deep cut processing capacities; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of proved reserves, before and after royalties, including by product types and locations; potential joint venture transactions and third party investments; projections relating to the adequacy of the Company's provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company's risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on the Company's operations and operating costs; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company's continued compliance with financial covenants under its credit facilities; the Company's ability to pay its creditors, suppliers, commitments and fund its 2012 capital program and pay dividends to shareholders; the effect of the Company's risk mitigation policies, systems, processes and insurance program; the Company's expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the Company's current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as "joint ventures") as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company's and its subsidiaries' marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company's ability to replace, expand or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company's ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2012 Cash Flow is based upon achieving average production in 2012 of natural gas of between 2.8 to 3.1 Bcf/d, liquids of 28 Mbbls/d, commodity prices for natural gas of NYMEX $3.25/Mcf, oil (WTI) $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana's current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana's news release dated February 17, 2012, which is available on Encana's website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

OIL AND GAS INFORMATION

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company's AIF. The Canadian protocol disclosure is contained in Appendix A and under "Narrative Description of the Business" in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading "Reserves and Other Oil and Gas Information" in the AIF.

NATURAL GAS, OIL AND NGLS CONVERSIONS

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESOURCE PLAY

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

CURRENCY AND REFERENCES TO ENCANA

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana's functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to "Encana", the "Company", "we", "us", "our" and "its" may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships ("Subsidiaries") of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

ADDITIONAL INFORMATION

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company's public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.encana.com.

MANAGEMENT REPORT

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the "Company") are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management's best judgments. Financial information contained throughout the annual report is consistent with these financial statements.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfils its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The internal control system was designed to provide reasonable assurance to the Company's Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of the Company's internal control over financial reporting as at December 31, 2011. In making its assessment, Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Based on our evaluation, Management has concluded that the Company's internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company's last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company's internal control over financial reporting as at December 31, 2011, as stated in their Auditor's Report. PricewaterhouseCoopers LLP has provided such opinions.

Randall K. Eresman
President & Chief Executive Officer

Sherri A. Brillon
Executive Vice-President & Chief Financial Officer

February 23, 2012

AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF ENCANA CORPORATION

We have completed an integrated audit of Encana Corporation's 2011 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the years ended December 31, 2011 and 2010 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Encana Corporation's internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management's Responsibility for Internal Control over Financial Reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting.

Auditor's Responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Encana Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

February 23, 2012

CONSOLIDATED **STATEMENT OF EARNINGS**

For the years ended December 31 (US$ millions, except per share amounts)		2011	2010
			(Note 26)
Revenues, Net of Royalties	(Note 4)	$ 8,467	$ 8,870
Expenses	(Note 4)		
Production and mineral taxes		198	217
Transportation		978	859
Operating		1,074	1,060
Purchased product		635	739
Exploration and evaluation	(Note 11)	142	65
Depreciation, depletion and amortization	(Note 12)	3,423	3,318
Impairments	(Note 12)	1,304	496
(Gain) loss on divestitures	(Note 5)	(326)	(141)
Accretion of asset retirement obligation	(Note 18)	51	48
Administrative		348	361
Interest	(Note 6)	468	501
Foreign exchange (gain) loss, net	(Note 7)	170	(250)
Net Earnings Before Income Tax		2	1,597
Income tax expense (recovery)	(Note 8)	(126)	427
Net Earnings		$ 128	$ 1,170
Net Earnings per Common Share	(Note 20)		
Basic		$ 0.17	$ 1.58
Diluted		$ 0.17	$ 1.55

CONSOLIDATED **STATEMENT OF COMPREHENSIVE INCOME**

For the years ended December 31 (US$ millions)	2011	2010
		(Note 26)
Net Earnings	$ 128	$ 1,170
Other Comprehensive Income, Net of Tax		
Foreign Currency Translation Adjustment	(55)	250
Comprehensive Income	$ 73	$ 1,420

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED **BALANCE SHEET**

(US$ millions)		As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
			(Note 26)	*(Note 26)*
Assets				
Current Assets				
Cash and cash equivalents		$ 732	$ 629	$ 4,275
Accounts receivable and accrued revenues	*(Note 9)*	1,073	1,103	1,180
Risk management	*(Note 22)*	1,806	729	328
Income tax receivable		521	390	-
Inventories		2	3	12
Assets held for sale	*(Note 10)*	793	-	-
		4,927	2,854	5,795
Exploration and Evaluation	*(Notes 4, 11)*	2,458	2,158	1,885
Property, Plant and Equipment, net	*(Notes 4, 12)*	23,913	26,145	24,288
Investments and Other Assets	*(Note 13)*	763	196	119
Risk Management	*(Note 22)*	241	505	32
Goodwill	*(Notes 4, 14)*	1,616	1,725	1,663
	(Note 4)	$ 33,918	$ 33,583	$ 33,782
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	*(Note 15)*	$ 2,310	$ 2,269	$ 2,181
Income tax payable		-	-	1,776
Risk management	*(Note 22)*	1	65	126
Current debt	*(Note 17)*	492	500	200
Liabilities associated with assets held for sale	*(Note 10)*	17	-	-
		2,820	2,834	4,283
Long-Term Debt	*(Note 17)*	7,591	7,129	7,568
Other Liabilities and Provisions	*(Note 16)*	2,048	1,758	1,215
Risk Management	*(Note 22)*	6	8	42
Asset Retirement Obligation	*(Note 18)*	1,043	953	819
Deferred Income Taxes	*(Note 8)*	4,086	4,068	3,360
		17,594	16,750	17,287
Shareholders' Equity				
Share capital	*(Note 20)*	2,321	2,319	2,360
Paid in surplus	*(Notes 20, 21)*	4	-	6
Retained earnings		13,804	14,264	14,129
Accumulated other comprehensive income		195	250	-
Total Shareholders' Equity		16,324	16,833	16,495
		$ 33,918	$ 33,583	$ 33,782

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

David P. O'Brien
Director

Jane L. Peverett
Director

CONSOLIDATED **STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

For the years ended December 31 (US$ millions)		2011	2010
			(Note 26)
Share Capital	*(Note 20)*		
Balance, Beginning of Year		$ 2,319	$ 2,360
Common Shares Issued under Option Plans		2	5
Share-Based Compensation		-	2
Common Shares Purchased		-	(48)
Balance, End of Year		$ 2,321	$ 2,319
Paid in Surplus			
Balance, Beginning of Year		$ -	$ 6
Share-Based Compensation	*(Notes 20, 21)*	4	-
Common Shares Purchased	*(Note 20)*	-	(6)
Balance, End of Year		$ 4	$ -
Retained Earnings			
Balance, Beginning of Year		$ 14,264	$ 14,129
Net Earnings		128	1,170
Dividends on Common Shares	*(Note 20)*	(588)	(590)
Charges for Normal Course Issuer Bid	*(Note 20)*	-	(445)
Balance, End of Year		$ 13,804	$ 14,264
Accumulated Other Comprehensive Income			
Balance, Beginning of Year		$ 250	$ -
Foreign Currency Translation Adjustment		(55)	250
Balance, End of Year		$ 195	$ 250
Total Shareholders' Equity		$ 16,324	$ 16,833

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED **STATEMENT OF CASH FLOWS**

For the years ended December 31 (US$ millions)		2011	2010
			(Note 26)
Operating Activities			
Net earnings		$ 128	$ 1,170
Exploration and evaluation	(Note 11)	122	50
Depreciation, depletion and amortization	(Note 12)	3,423	3,318
Impairments	(Note 12)	1,304	496
(Gain) loss on divestitures	(Note 5)	(326)	(141)
Accretion of asset retirement obligation	(Note 18)	51	48
Deferred income taxes	(Note 8)	48	640
Cash tax on sale of assets	(Note 5)	114	-
Unrealized (gain) loss on risk management	(Note 22)	(879)	(945)
Unrealized foreign exchange (gain) loss	(Note 7)	96	(278)
Other		94	79
Net change in other assets and liabilities		(94)	(84)
Net change in non-cash working capital	(Note 23)	(38)	(1,990)
Cash From (Used In) Operating Activities		4,043	2,363
Investing Activities			
Capital expenditures	(Notes 4, 11, 12)	(4,578)	(4,764)
Acquisitions	(Notes 5, 11, 12)	(515)	(733)
Proceeds from divestitures	(Notes 5, 11, 12)	2,080	883
Cash tax on sale of assets	(Note 5)	(114)	-
Net change in investments and other	(Note 13)	(578)	(80)
Net change in non-cash working capital	(Note 23)	(20)	(33)
Cash From (Used in) Investing Activities		(3,725)	(4,727)
Financing Activities			
Issuance of revolving debt	(Note 17)	13,606	1,660
Repayment of revolving debt	(Note 17)	(13,568)	(1,660)
Issuance of long-term debt	(Note 17)	989	-
Repayment of long-term debt	(Note 17)	(500)	(200)
Issuance of common shares	(Note 20)	2	5
Purchase of common shares	(Note 20)	-	(499)
Dividends on common shares	(Note 20)	(588)	(590)
Finance lease payments	(Note 12)	(155)	-
Cash From (Used in) Financing Activities		(214)	(1,284)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	2
Increase (Decrease) in Cash and Cash Equivalents		103	(3,646)
Cash and Cash Equivalents, Beginning of Year		629	4,275
Cash and Cash Equivalents, End of Year		$ 732	$ 629
Cash, End of Year		$ 2	$ 126
Cash Equivalents, End of Year		730	503
Cash and Cash Equivalents, End of Year		$ 732	$ 629

Supplementary Cash Flow Information (Note 23)

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

NOTES TO CONSOLIDATED **FINANCIAL STATEMENTS**

1. CORPORATE INFORMATION

Encana Corporation and its subsidiaries ("Encana" or "the Company") are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids ("NGLs"). The term liquids is used to represent Encana's oil, NGLs and condensate.

Encana Corporation is a publicly traded company, incorporated and domiciled in Canada. The address of its registered office is 1800, 855 – 2 Street SW, Calgary, Alberta, Canada, T2P 2S5.

These Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors (the "Board") on February 23, 2012 and were signed on the Board's behalf by David P. O'Brien and Jane L. Peverett.

2. BASIS OF PRESENTATION

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These are Encana's first audited annual Consolidated Financial Statements issued under IFRS and present the Company's financial results of operations and financial position as at and for the year ended December 31, 2011, including 2010 comparative periods. As a result, the Company has followed IFRS 1, "First-time Adoption of International Financial Reporting Standards". Prior to 2011, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").

The preparation of these Consolidated Financial Statements under IFRS resulted in selected changes to Encana's accounting policies as compared to those disclosed in the Company's audited Consolidated Financial Statements for the year ended December 31, 2010 issued under previous GAAP. A summary of the significant changes to Encana's accounting policies is disclosed in Note 26 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010 and as at and for the year ended December 31, 2010.

A summary of Encana's significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, as disclosed in Note 26. These Consolidated Financial Statements have been prepared on a historical cost basis, except for certain assets and liabilities as detailed in the Company's accounting policies presented in Note 3.

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States ("U.S.") dollars. Encana's functional currency is Canadian dollars; however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

In December 2011, Encana announced that it will adopt U.S. generally accepted accounting principles ("U.S. GAAP") for 2012 financial reporting. As a result, the Company will report its first quarter 2012 results in accordance with U.S. GAAP. Reconciliations from IFRS to U.S. GAAP are included in Note 27 to these Consolidated Financial Statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and its subsidiaries. Investments in associates are accounted for using the equity method. Intercompany balances and transactions are eliminated on consolidation.

Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Encana's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B) FOREIGN CURRENCY TRANSLATION

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders' equity. As at December 31, 2011 and 2010, accumulated other comprehensive income is composed solely of foreign currency translation adjustments.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.

C) SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the Consolidated Financial Statements requires that Management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments made by Management in the preparation of these Consolidated Financial Statements are outlined below.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of natural gas, oil and NGLs reserves. By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty. Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.

Upstream assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company's cash-generating units is subject to Management's judgment.

The decision to transfer assets from exploration and evaluation to property, plant and equipment or to expense capitalized exploration and evaluation assets is based on the estimated proved reserves used in the determination of an area's technical feasibility and commercial viability.

Amounts recorded for asset retirement costs and obligations and the related accretion expense requires the use of estimates with respect to the amounts and timing of asset retirements, site remediation and related cash flows. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes-Merton model. These models are based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance-based and are subject to Management's judgment as to whether or not the performance criteria will be met.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

D) REVENUE RECOGNITION

Revenues associated with the sales of Encana's natural gas and liquids are recognized when title passes from the Company to its customer. Realized gains and losses from the Company's commodity price risk management activities are recognized in revenue when the contract is settled. Unrealized gains and losses from the Company's commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided. Sales of electric power are recognized when power is provided to the customer.

E) PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

F) TRANSPORTATION COSTS

Costs paid by Encana for the transportation of natural gas and liquids are recognized when the product is delivered and the services provided.

G) EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans. Encana accrues for its obligations under its defined benefit plan and the related costs, net of plan assets.

The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected unit credit method based on length of service and reflects Management's best estimate of salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

H) INCOME TAXES

Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders' equity, in which case the income tax is recognized directly in shareholders' equity. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and reflect adjustments relating to prior periods.

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders' equity depending on the item to which the adjustment relates.

Deferred income tax liabilities and assets are not recognized for temporary differences arising on:

- Investments in subsidiaries and associates and interests in joint ventures where the timing of the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future;
- The initial recognition of goodwill; or
- The initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting net earnings nor taxable earnings.

Deferred income tax assets are recognized to the extent future recovery is probable. Deferred income tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

I) EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. For the diluted net earnings per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares, which may have a dilutive effect on net earnings.

Diluted net earnings per common share is calculated giving effect to the potential dilution that would occur if outstanding stock options or potentially dilutive share units were exercised or converted to common shares. Potentially dilutive share units include tandem stock appreciation rights ("TSARs"), performance TSARs and restricted share units ("RSUs"). The weighted average number of diluted shares is calculated in accordance with the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price.

For share units issued that may be settled in cash or shares at Encana's option and where there is no obligation to settle in cash, the share units are accounted for as equity-settled share-based payment transactions and included in diluted earnings per share if the effect is dilutive.

For share units issued that may be settled in cash or shares at the employees' option, the more dilutive of cash settled and equity-settled is used in calculating diluted net earnings per common share regardless of how the compensation plan is accounted for. Accordingly, share units that are reported as cash-settled for accounting purposes may require an adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.

J) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

K) UPSTREAM ASSETS

EXPLORATION AND EVALUATION

All costs directly associated with the exploration and evaluation of natural gas and liquids reserves are initially capitalized. Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. These costs include unproved property acquisition costs, geological and geophysical costs, asset retirement costs, exploration and evaluation drilling, sampling and appraisals. Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings as exploration and evaluation expense.

When an area is determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment. When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.

PROPERTY, PLANT AND EQUIPMENT

All costs directly associated with the development of natural gas and liquids reserves are capitalized on an area-by-area basis. Development costs include expenditures for areas where technical feasibility and commercial viability has been determined. These costs include proved property acquisitions, development drilling, completions, gathering and infrastructure, asset retirement costs and transfers of exploration and evaluation assets, less impairments recognized.

Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.

For divestitures of properties, a gain or loss is recognized in net earnings. Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reliably measured. Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.

L) OTHER PROPERTY, PLANT AND EQUIPMENT

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

M) CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Borrowing costs are capitalized during the construction phase of qualifying assets.

N) BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.

O) GOODWILL

Upon acquisition, goodwill is attributed to the applicable cash-generating unit or aggregated cash-generating units that are expected to benefit from the business combination's synergies. Goodwill is attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes. Subsequent measurement of goodwill is at cost less any accumulated impairments.

Goodwill is assessed for impairment at least annually at December 31. If the goodwill carrying amount for each Division exceeds the recoverable amount of the Division, the associated goodwill is written down with an impairment recognized in net earnings. The recoverable amounts are determined annually based on the greater of fair value less costs to sell or value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows are based on forecast commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units.

The Company's reserves are evaluated annually by independent qualified reserves evaluators ("IQREs"). The cash flows used in determining the recoverable amounts are based on information contained in the IQREs reserves reports and Management's assumptions based on past experience.

Goodwill impairments are not reversed.

P) IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill, is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.

Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash inflows.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell or its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

For upstream assets, fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the cash-generating unit.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

Q) ASSETS HELD FOR SALE

Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in net earnings in the period measured. Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Balance Sheet. Assets held for sale are not depreciated, depleted or amortized.

R) PROVISIONS AND CONTINGENCIES

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the discounted expected future cash outflows.

ASSET RETIREMENT OBLIGATION

Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the asset retirement obligation.

CONTINGENCIES

When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the Consolidated Financial Statements as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Consolidated Financial Statements.

S) SHARE-BASED PAYMENTS

Obligations for payments of cash or common shares under Encana's stock-based compensation plans are accrued over the vesting period using fair values. Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model. For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized as compensation costs with a corresponding credit to shareholders' equity. For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to current liabilities.

Obligations for payments for share units of Cenovus Energy Inc. ("Cenovus") held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

T) LEASES

Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. All other leases are classified as operating leases and the payments are amortized on a straight-line basis over the lease term.

U) FINANCIAL INSTRUMENTS

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "fair value through profit or loss", "loans and receivables", "available-for-sale", "held-to-maturity", or "financial liabilities measured at amortized cost" as defined by the accounting standard.

Financial assets and financial liabilities at "fair value through profit or loss" are either classified as "held for trading" or "designated at fair value through profit or loss" and are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as "loans and receivables", "held-to-maturity", and "financial liabilities measured at amortized cost" are measured at amortized cost using the effective interest method of amortization. Financial assets classified as "available-for-sale" are measured at fair value, with changes in fair value recognized in other comprehensive income.

The Company's financial assets, excluding derivative instruments, are classified as "loans and receivables". Financial liabilities, excluding derivative instruments, are classified as "financial liabilities measured at amortized cost". All derivative instruments are classified as "held for trading".

Encana capitalizes long-term debt transaction costs, premiums and discounts. These costs are capitalized within long-term debt and amortized using the effective interest method.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments classified as "held for trading" and are recorded at fair value. These instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenue as the contracts are settled. Unrealized gains and losses are recognized in revenue at the end of each respective reporting period based on the changes in fair value of the contracts. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is not to utilize derivative financial instruments for speculative purposes.

V) NEW PRONOUNCEMENTS ADOPTED

Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

W) RECENT PRONOUNCEMENTS ISSUED

As of January 1, 2013, the following standards and amendments issued by the IASB become effective:

- IFRS 10, "Consolidated Financial Statements", which is the result of the IASB's project to replace Standing Interpretations Committee 12, "Consolidation – Special Purpose Entities" and the consolidation requirements of IAS 27, "Consolidated and Separate Financial Statements". The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.
- IFRS 11, "Joint Arrangements", which is the result of the IASB's project to replace IAS 31, "Interests in Joint Ventures". The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated.
- IFRS 12, "Disclosure of Interests in Other Entities", which outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries and joint arrangements.
- IFRS 13, "Fair Value Measurement", which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements. The standard applies where fair value measurements are required and does not require new fair value measurements.
- IAS 19, "Employee Benefits", which amends the recognition and measurement of defined benefit pension expense and expands disclosures for all employee benefit plans.
- IFRS 7, "Financial Instruments: Disclosures", which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, "Financial Instruments: Presentation" to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

As of January 1, 2015, the following standard issued by the IASB becomes effective:

- IFRS 9, "Financial Instruments", which is the result of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The impairment and hedge accounting principles to be included in IFRS 9 have not yet been issued by the IASB.

As disclosed in Note 2, Encana is adopting U.S. GAAP and will be reporting its first quarter 2012 results in accordance with U.S. GAAP. As a result, the above new IASB standards and amendments will not be adopted. If Encana continued to report under IFRS, the Company expects that the new IASB standards and amendments would not have a material impact on the Company's Consolidated Financial Statements.

4. SEGMENTED INFORMATION

Encana is organized into Divisions which represent the Company's operating and reportable segments as follows:

- **Canadian Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.
- **USA Division** includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.
- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.
- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

RESULTS OF OPERATIONS

SEGMENT AND GEOGRAPHIC INFORMATION

	Canadian Division		USA Division		Market Optimization	
For the years ended December 31	**2011**	2010	**2011**	2010	**2011**	2010
Revenues, Net of Royalties	**$ 2,872**	$ 2,829	**$ 4,022**	$ 4,275	**$ 703**	$ 797
Expenses						
Production and mineral taxes	**15**	8	**183**	209	**-**	-
Transportation	**250**	197	**728**	662	**-**	-
Operating	**613**	559	**444**	467	**40**	34
Purchased product	**-**	-	-	-	**635**	739
	1,994	2,065	**2,667**	2,937	**28**	24
Exploration and evaluation	**9**	4	**133**	51	**-**	-
Depreciation, depletion and amortization	**1,411**	1,286	**1,922**	1,954	**12**	11
Impairments	**199**	496	**1,105**	-	**-**	-
(Gain) loss on divestitures	**(8)**	(86)	**(323)**	(53)	**-**	-
	$ 383	$ 365	**$ (170)**	$ 985	**$ 16**	$ 13

	Corporate & Other		Consolidated	
For the years ended December 31	**2011**	2010	**2011**	2010
Revenues, Net of Royalties	**$ 870**	$ 969	**$ 8,467**	$ 8,870
Expenses				
Production and mineral taxes	**-**	-	**198**	217
Transportation	**-**	-	**978**	859
Operating	**(23)**	-	**1,074**	1,060
Purchased product	**-**	-	**635**	739
	893	969	**5,582**	5,995
Exploration and evaluation	**-**	10	**142**	65
Depreciation, depletion and amortization	**78**	67	**3,423**	3,318
Impairments	**-**	-	**1,304**	496
(Gain) loss on divestitures	**5**	(2)	**(326)**	(141)
	$ 810	$ 894	**1,039**	2,257
Accretion of asset retirement obligation			**51**	48
Administrative			**348**	361
Interest			**468**	501
Foreign exchange (gain) loss, net			**170**	(250)
			1,037	660
Net Earnings Before Income Tax			**2**	1,597
Income tax expense (recovery)			**(126)**	427
Net Earnings			**$ 128**	$ 1,170

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

RESULTS OF OPERATIONS

PRODUCT AND DIVISIONAL INFORMATION

Canadian Division						
	Gas		Oil & NGLs		Other	
For the years ended December 31	2011	2010	2011	2010	2011	2010
Revenues, Net of Royalties	$ 2,376	$ 2,480	$ 453	$ 305	$ 43	$ 44
Expenses						
Production and mineral taxes	10	7	5	1	-	-
Transportation	245	194	5	3	-	-
Operating	589	528	10	16	14	15
Operating Cash Flow	$ 1,532	$ 1,751	$ 433	$ 285	$ 29	$ 29

	Total	
	2011	2010
Revenues, Net of Royalties	$ 2,872	$ 2,829
Expenses		
Production and mineral taxes	15	8
Transportation	250	197
Operating	613	559
Operating Cash Flow	$ 1,994	$ 2,065

USA Division						
	Gas		Oil & NGLs		Other	
For the years ended December 31	2011	2010	2011	2010	2011	2010
Revenues, Net of Royalties	$ 3,664	$ 3,912	$ 295	$ 244	$ 63	$ 119
Expenses						
Production and mineral taxes	157	185	26	24	-	-
Transportation	728	662	-	-	-	-
Operating	423	391	3	-	18	76
Operating Cash Flow	$ 2,356	$ 2,674	$ 266	$ 220	$ 45	$ 43

	Total	
	2011	2010
Revenues, Net of Royalties	$ 4,022	$ 4,275
Expenses		
Production and mineral taxes	183	209
Transportation	728	662
Operating	444	467
Operating Cash Flow	$ 2,667	$ 2,937

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

CAPITAL EXPENDITURES

For the years ended December 31	2011	2010
Capital Expenditures		
Canadian Division	$ 2,022	$ 2,206
USA Division	2,423	2,495
Market Optimization	2	2
Corporate & Other	131	61
	$ 4,578	$ 4,764

Capital expenditures include capitalized exploration and evaluation costs and property, plant and equipment (See Notes 11 and 12).

ASSETS BY SEGMENT

	Exploration and Evaluation		Property, Plant and Equipment	
As at December 31	2011	2010	2011	2010
Canadian Division	$ 1,557	$ 1,114	$ 10,937	$ 11,678
USA Division	901	1,044	11,146	12,922
Market Optimization	-	-	108	121
Corporate & Other	-	-	1,722	1,424
	$ 2,458	$ 2,158	$ 23,913	$ 26,145

	Goodwill		Total Assets	
As at December 31	2011	2010	2011	2010
Canadian Division	$ 1,171	$ 1,252	$ 14,817	$ 14,422
USA Division	445	473	13,586	15,157
Market Optimization	-	-	159	193
Corporate & Other	-	-	5,356	3,811
	$ 1,616	$ 1,725	$ 33,918	$ 33,583

ASSETS BY GEOGRAPHIC REGION

	Exploration and Evaluation		Property, Plant and Equipment	
As at December 31	2011	2010	2011	2010
Canada	$ 1,557	$ 1,114	$ 12,705	$ 13,173
United States	901	1,044	11,208	12,972
Other Countries	-	-	-	-
Total	$ 2,458	$ 2,158	$ 23,913	$ 26,145

	Goodwill		Total Assets	
As at December 31	2011	2010	2011	2010
Canada	$ 1,171	$ 1,252	$ 19,862	$ 18,115
United States	445	473	14,000	15,437
Other Countries	-	-	56	31
Total	$ 1,616	$ 1,725	$ 33,918	$ 33,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

EXPORT SALES

Sales of natural gas, oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $266 million (2010 – $292 million).

MAJOR CUSTOMERS

In connection with the marketing and sale of Encana's produced and purchased natural gas, oil and NGLs for the year ended December 31, 2011, the Company had one customer (2010 – one) which individually accounted for more than 10 percent of Encana's consolidated revenues, net of royalties. Sales to this customer, which has a high-quality investment grade credit rating, were approximately $831 million (2010 – $1,055 million). Of this amount, $359 million (2010 – $320 million) was recorded in the Canadian Division and $472 million (2010 – $735 million) was recorded in the USA Division.

5. ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2011	2010
Acquisitions		
Canadian Division	$ 410	$ 592
USA Division	105	141
Total Acquisitions	$ 515	$ 733
Divestitures		
Canadian Division	$ (350)	$ (288)
USA Division	(1,730)	(595)
Total Divestitures	$ (2,080)	$ (883)

ACQUISITIONS

Acquisitions in the Canadian and USA Divisions primarily include the purchase of various strategic exploration and evaluation lands and properties that complement existing assets within Encana's portfolio. For the year ended December 31, 2011, acquisitions totaled $515 million (2010 – $733 million).

DIVESTITURES

Divestitures in the Canadian and USA Divisions primarily include the sale of non-core assets. For the year ended December 31, 2011, these Divisions received total proceeds on the sale of assets of $2,080 million (2010 – $883 million), resulting in a net gain on divestitures of $331 million (2010 – net gain of $139 million).

During the year ended December 31, 2011, the Canadian Division sold its interest in the Cabin natural gas processing plant for proceeds of $48 million and the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million, its South Piceance natural gas gathering assets for proceeds of $547 million and its North Texas natural gas producing properties for proceeds of $836 million. Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets. See Note 10 for further information relating to the sale of the North Texas assets.

Divestiture amounts above are net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

6. INTEREST

For the years ended December 31	2011	2010
Interest Expense – Debt	$ 488	$ 485
Interest Expense – Other	(20)	16
	$ 468	$ 501

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31	2011	2010
Unrealized Foreign Exchange (Gain) Loss on:		
Translation of U.S. dollar debt issued from Canada	$ 107	$ (282)
Translation of U.S. dollar risk management contracts issued from Canada	(11)	4
	96	(278)
Settlement of Intercompany Transactions and Net Investment in Foreign Operations	55	2
Non-operating Foreign Exchange (Gain) Loss	151	(276)
Other Foreign Exchange (Gain) Loss on:		
Monetary revaluations and settlements	19	26
	$ 170	$ (250)

8. INCOME TAXES

The provision for income taxes is as follows:

For the years ended December 31	2011	2010
Current Tax		
Canada	$ (324)	$ (213)
United States	116	1
Other Countries	71	70
Adjustment in respect of prior periods	(37)	(71)
Total Current Tax Expense (Recovery)	(174)	(213)
Deferred Tax on the origination and reversal of temporary differences	42	564
Adjustment in respect of prior periods	6	76
Total Deferred Tax Expense	48	640
Income Tax Expense (Recovery)	$ (126)	$ 427

The current and deferred tax amounts in respect of prior periods arose from adjustments to estimates and income tax reassessments received during the year.

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2011	2010
Net Earnings Before Income Tax	$ 2	$ 1,597
Canadian Statutory Rate	26.5%	28.2%
Expected Income Tax	1	450
Effect on Taxes Resulting from:		
Statutory and other rate differences	(63)	50
Effect of legislative changes	-	6
International financing	(65)	(78)
Foreign exchange (gains) losses not included in net earnings	(3)	6
Non-taxable capital (gains) losses	20	(38)
Other	(16)	31
	$ (126)	$ 427

The Canadian statutory tax rate decreased to 26.5% in 2011 from 28.2% in 2010 as a result of tax legislation enacted in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

The deferred tax charged (credited) to the Statement of Earnings and the net deferred income tax liability consists of the following:

	Statement of Earnings		Balance Sheet	
For the years ended / As at December 31	**2011**	2010	**2011**	2010
Deferred Tax Liabilities				
Property, plant and equipment	**$ (151)**	$ 555	**$ 3,793**	$ 3,972
Risk management	**266**	294	**640**	377
Unrealized foreign exchange gain	**(53)**	27	**182**	240
Timing of partnership items	**-**	(77)	**-**	-
Other	**(3)**	(1)	**-**	3
Deferred Tax Assets				
Non-capital and operating losses	**164**	(105)	**(119)**	(285)
Alternative minimum and foreign tax credits	**(114)**	(38)	**(152)**	(38)
Compensation plans	**1**	2	**(92)**	(94)
Accrued and unpaid expenses	**7**	(3)	**(75)**	(82)
Other	**(69)**	(14)	**(91)**	(25)
Net Deferred Income Tax	**$ 48**	$ 640	**$ 4,086**	$ 4,068

Analysis of movements in the year	**2011**	2010
As at January 1	**$ 4,068**	$ 3,360
Charged (credited) to net earnings	**48**	640
Foreign currency translation adjustment	**(30)**	68
As at December 31	**$ 4,086**	$ 4,068

Net deferred income tax liabilities of approximately 12 percent are expected to reverse within 12 months.

The aggregate temporary difference associated with investments in subsidiaries for which no deferred tax liabilities have been recognized is $7.2 billion (2010 – $6.8 billion).

The approximate amounts of tax pools available are summarized below. Deferred tax assets have been recognized for all of the tax pools. Included in the tax pools are $476 million (2010 – $978 million) related to non-capital and net capital losses available for carry forward to reduce taxable income in future years. The non-capital losses expire between 2015 and 2031.

As at December 31	**2011**	2010
Canada	**$ 7,852**	$ 8,086
United States	**5,037**	6,200
	$ 12,889	$ 14,286

9. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31	**2011**	2010
Trade Receivables and Accrued Revenues	**$ 972**	$ 980
Prepaids and Other Deposits	**101**	123
	$ 1,073	$ 1,103

Current trade and other receivables are non-interest bearing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

The analysis of trade receivables and accrued revenues that are past due but not impaired is as follows:

As at December 31	Total	Neither past due nor impaired	Past due but not impaired: 30 to 60 days	61 to 120 days	Over 120 days
2011	**$ 972**	**$ 889**	**$ 33**	**$ 24**	**$ 26**
2010	$ 980	$ 893	$ 19	$ 28	$ 40

In determining the recoverability of trade receivables that are past due but not impaired, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties. See Note 22 for further information about credit risk.

10. ASSETS HELD FOR SALE

As at December 31, 2011	Canadian Division	USA Division	**Total**
Assets Held for Sale			
Exploration and evaluation *(See Note 11)*	$ 2	$ -	**$ 2**
Property, plant and equipment, net *(See Note 12)*	621	116	**737**
Goodwill *(See Note 14)*	54	-	**54**
	$ 677	$ 116	**$ 793**
Liabilities Associated with Assets Held for Sale			
Asset retirement obligation *(See Note 18)*	$ 16	$ 1	**$ 17**

On December 7, 2011, Encana announced that it had agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia and Alberta for approximately C$920 million. The assets of $352 million and associated liabilities of $16 million represent a disposal group within the Company's Canadian Division and are presented as held for sale as at December 31, 2011. The sale closed on February 9, 2012 and the proceeds have been received.

On November 3, 2011, Encana announced that it had agreed to sell the Company's North Texas natural gas producing assets in the Fort Worth Basin. On December 22, 2011, Encana further announced the majority of the sale had closed and the Company has received net proceeds of approximately $836 million. The remaining assets of $116 million and associated liabilities of $1 million represent a disposal group within the Company's USA Division and are presented as held for sale as at December 31, 2011. On February 7, 2012, Encana received additional proceeds of $91 million. The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

During 2011, Encana entered into negotiations with Mitsubishi Corporation ("Mitsubishi") to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership. Mitsubishi will pay approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership's future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana's capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana's current Cutbank Ridge production, processing plants, gathering systems or the Company's Alberta landholdings. As at December 31, 2011, assets of $325 million related to this transaction represent a disposal group within the Company's Canadian Division and are presented as held for sale. The transaction is expected to close by the end of February 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

11. EXPLORATION AND EVALUATION

	Canadian Division	USA Division	Corporate & Other	Total
As at January 1, 2010	$ 729	$ 1,146	$ 10	$ 1,885
Capital expenditures	74	342	-	416
Transfers to property, plant and equipment *(See Note 12)*	-	(303)	-	(303)
Exploration and evaluation expense	-	(40)	(10)	(50)
Acquisitions	282	96	-	378
Divestitures	(16)	(199)	-	(215)
Foreign currency translation and other	45	2	-	47
As at December 31, 2010	**$ 1,114**	**$ 1,044**	**$ -**	**$ 2,158**
Capital expenditures	**174**	**180**	**-**	**354**
Transfers to property, plant and equipment *(See Note 12)*	**-**	**(236)**	**-**	**(236)**
Exploration and evaluation expense	**-**	**(122)**	**-**	**(122)**
Acquisitions	**332**	**53**	**-**	**385**
Divestitures	**(27)**	**(19)**	**-**	**(46)**
Reclassification to assets held for sale *(See Note 10)*	**(2)**	**-**	**-**	**(2)**
Foreign currency translation and other	**(34)**	**1**	**-**	**(33)**
As at December 31, 2011	**$ 1,557**	**$ 901**	**$ -**	**$ 2,458**

During 2011, $122 million in previously capitalized exploration and evaluation costs primarily related to the West Texas assets were deemed not commercially viable and were recognized as exploration and evaluation expense.

During 2011, $20 million in costs were charged directly to exploration and evaluation expense in the Consolidated Statement of Earnings (2010 – $15 million).

During 2010, $50 million in previously capitalized exploration and evaluation costs related to the Marcellus and Greenland assets were deemed not commercially viable and were recognized as exploration and evaluation expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

12. PROPERTY, PLANT AND EQUIPMENT, NET

COST

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total
As at January 1, 2010	$ 22,143	$ 19,875	$ 214	$ 1,239	$ 43,471
Capital expenditures	2,132	2,153	2	61	4,348
Transfers from exploration and evaluation *(See Note 11)*	-	303	-	-	303
Acquisitions	362	122	-	-	484
Divestitures	(630)	(752)	-	1	(1,381)
Change in asset retirement cost	151	2	-	-	153
Assets under construction	101	-	-	393	494
Foreign currency translation and other	1,204	-	11	76	1,291
As at December 31, 2010	**$ 25,463**	**$ 21,703**	**$ 227**	**$ 1,770**	**$ 49,163**
Capital expenditures	**1,848**	**2,243**	**2**	**131**	**4,224**
Transfers from exploration and evaluation *(See Note 11)*	**-**	**236**	**-**	**-**	**236**
Acquisitions	**157**	**83**	**-**	**2**	**242**
Divestitures	**(864)**	**(2,461)**	**-**	**(4)**	**(3,329)**
Change in asset retirement cost	**112**	**73**	**-**	**-**	**185**
Reclassification to assets held for sale *(See Note 10)*	**(740)**	**(225)**	**-**	**-**	**(965)**
Assets under finance lease	**-**	**158**	**-**	**-**	**158**
Assets under construction	**79**	**-**	**-**	**251**	**330**
Foreign currency translation and other	**(609)**	**1**	**(6)**	**(47)**	**(661)**
As at December 31, 2011	**$ 25,446**	**$ 21,811**	**$ 223**	**$ 2,103**	**$ 49,583**

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total
As at January 1, 2010	$ 11,710	$ 7,092	$ 90	$ 291	$ 19,183
Depreciation, depletion and amortization	1,286	1,954	11	67	3,318
Impairments	496	-	-	-	496
Divestitures	(364)	(285)	-	-	(649)
Foreign currency translation and other	657	20	5	(12)	670
As at December 31, 2010	**$ 13,785**	**$ 8,781**	**$ 106**	**$ 346**	**$ 23,018**
Depreciation, depletion and amortization	**1,411**	**1,922**	**12**	**78**	**3,423**
Impairments	**199**	**1,105**	**-**	**-**	**1,304**
Reclassification to assets held for sale *(See Note 10)*	**(119)**	**(109)**	**-**	**-**	**(228)**
Divestitures	**(448)**	**(1,051)**	**-**	**-**	**(1,499)**
Foreign currency translation and other	**(319)**	**17**	**(3)**	**(43)**	**(348)**
As at December 31, 2011	**$ 14,509**	**$ 10,665**	**$ 115**	**$ 381**	**$ 25,670**

PREPARED IN US$MM

NET BOOK VALUE

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total
As at January 1, 2010	$ 10,433	$ 12,783	$ 124	$ 948	$ 24,288
As at December 31, 2010	$ 11,678	$ 12,922	$ 121	$ 1,424	$ 26,145
As at December 31, 2011	**$ 10,937**	**$ 11,146**	**$ 108**	**$ 1,722**	**$ 23,913**

During 2011, the Company entered into a finance lease arrangement whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under finance lease with a corresponding finance lease obligation totaling $158 million. Subsequent to entering into the arrangement, $155 million of the finance lease obligation was paid by Encana. As at December 31, 2011, the carrying value of the equipment under finance lease is $147 million.

At December 31, 2011, Encana recognized a $199 million impairment (2010 – $496 million) relating to the Company's Canadian offshore natural gas assets. The impairments resulted primarily from the decline in forecast natural gas prices.

At December 31, 2011, Encana recognized a $1,092 million impairment (2010 – nil) relating to the Company's East Texas natural gas producing assets. The impairment resulted from the decline in forecast natural gas prices and a change in future development plans.

The impairments relate to specific cash-generating units and were based on the difference between the net book value of the assets and the recoverable amounts. The recoverable amounts were determined using fair value less costs to sell based on discounted after-tax future net cash flows of proved and probable reserves using forecast prices and costs. The future net cash flows were discounted using 10 percent. The forecast prices used to determine fair value reflect the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content, and quality.

(average for the period)	2012	2013	2014	2015	2016	2017 – 2021	Thereafter
Natural Gas							
AECO (C$/MMBtu)	3.49	4.13	4.59	5.05	5.51	5.97 – 6.58	+2%/year
Henry Hub ($/MMBtu)	3.80	4.50	5.00	5.50	6.00	6.50 – 7.17	+2%/year
Liquids							
Edmonton – Light Sweet (C$/bbl)	97.96	101.02	101.02	101.02	101.02	101.02 – 108.73	+2%/year
WTI ($/bbl)	97.00	100.00	100.00	100.00	100.00	100.00 – 107.56	+2%/year

In December 2011, Encana announced that the sale of the North Texas natural gas producing assets had been partially completed. The remaining assets to be divested in the transaction have been written down to fair value and the Company has recognized an impairment of $13 million. The remaining assets have been classified as held for sale as disclosed in Note 10.

In 2008, Encana signed a contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at December 31, 2011, the Canadian Division property, plant, and equipment and total assets includes Encana's accrual to date of $607 million (2010 – $528 million) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25 year lease agreement with a third-party developer for The Bow office project. As at December 31, 2011, Corporate and Other property, plant, and equipment and total assets includes Encana's accrual to date of $1,309 million (2010 – $1,090 million) related to this office project as an asset under construction.

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and as disclosed in Note 16. There is no effect on the Company's current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

13. INVESTMENTS AND OTHER ASSETS

As at December 31	2011	2010
Cash Held in Escrow	$ 469	$ 86
Long-Term Receivable	83	80
Long-Term Investments and Other	211	30
	$ 763	$ 196

Cash held in escrow represents restricted cash that is not available for general operating use. This amount includes monies received from counterparties related to jointly controlled assets totaling $69 million and $400 million, which has been placed in escrow for a possible qualifying like-kind exchange for U.S. tax purposes.

14. GOODWILL

As at December 31	2011	2010
Canadian Division	$ 1,171	$ 1,252
USA Division	445	473
	$ 1,616	$ 1,725

Goodwill associated with the Canadian Division's Cutbank Ridge assets held for sale, as disclosed in Note 10, reduced the goodwill balance by $54 million as at December 31, 2011. Goodwill associated with the divestiture of the North Texas assets in the USA Division, as disclosed in Note 5, reduced the goodwill balance by $28 million as at December 31, 2011. Goodwill was not associated with the divestiture of any other assets in the Canadian Division or the USA Division in 2011 or 2010. The remaining change in the Canadian Division's goodwill balance reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2011. The recoverable amounts used to assess goodwill were determined using fair value less costs to sell. Fair value less costs to sell was estimated for the cash-generating units using the after-tax future net cash flows of proved and probable reserves based on forecast prices and costs, discounted at 10 percent. The future net cash flows were based primarily on information contained within reserves reports provided by Encana's IQREs. Forecast prices used to determine fair value in the assessment of goodwill were consistent with the forecast prices used to determine the fair value of Encana's upstream assets as disclosed in Note 12. The discount rate of 10 percent is reassessed at each year end and has remained consistent for goodwill impairment assessments completed as at December 31, 2011 and 2010. As at December 31, 2011, it was determined that the discount rate for the Canadian Division and the USA Division would have to increase to 13 percent and 13 percent, respectively, to result in a goodwill impairment.

As at December 31, 2011 and December 31, 2010, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units. Accordingly, no impairments were recognized.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2011	2010
Trade Payables	$ 579	$ 458
Accruals	1,607	1,678
Interest Payable	124	133
	$ 2,310	$ 2,269

Payables and accruals are non-interest bearing. Accruals include capital, production, royalty, mineral tax, market optimization and long-term incentive accruals. Interest payable represents amounts accrued related to Encana's unsecured notes as disclosed in Note 17.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

16. OTHER LIABILITIES AND PROVISIONS

As at December 31	2011	2010
Asset under Construction – The Bow office project *(See Note 12)*	$ 1,309	$ 1,090
Asset under Construction – Production Field Centre ("PFC") *(See Note 12)*	607	528
Pensions and Other Post-employment Benefits *(See Note 21)*	109	108
Other	23	32
	$ 2,048	$ 1,758

As described in Note 12, Encana has recognized The Bow office project as an asset under construction. The construction costs have been recognized as an asset with a corresponding liability. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability will be derecognized. The total undiscounted future payments related to The Bow office commitment are below. In conjunction with the Split Transaction as described in Note 20, Encana has subleased part of The Bow office space to Cenovus. Expected sublease recoveries from Cenovus are disclosed below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future payments	$ 38	$ 90	$ 91	$ 92	$ 93	$ 2,112	$ 2,516
Sublease recoveries	$ (25)	$ (45)	$ (45)	$ (46)	$ (46)	$ (1,045)	$ (1,252)

As described in Note 12, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above. Upon commencement of operations in 2012, Encana will recognize the PFC as a finance lease. Encana's total discounted future payments related to the PFC total $497 million. The total undiscounted future payments related to the PFC are below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future payments	$ 45	$ 89	$ 89	$ 89	$ 89	$ 310	$ 711

17. CURRENT AND LONG-TERM DEBT

CURRENT DEBT

As at December 31	Note	C$ Principal Amount	2011	2010
Canadian Dollar Denominated Debt				
Revolving credit and term loan borrowings	*A*	$ -	$ -	$ -
Current portion of long-term debt	*E*	500	492	-
		$ 500	492	-
U.S. Dollar Denominated Debt				
Revolving credit and term loan borrowings	*A*		-	-
Current portion of long-term debt	*E*		-	500
			$ 492	$ 500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

LONG-TERM DEBT

As at December 31	Note	C$ Principal Amount	2011	2010
Canadian Dollar Denominated Debt				
4.30% due March 12, 2012		$ 500	$ 492	$ 503
5.80% due January 18, 2018		750	737	754
Canadian Unsecured Notes	B	$ 1,250	1,229	1,257
U.S. Dollar Denominated Debt				
6.30% due November 1, 2011			-	500
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	-
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	-
U.S. Unsecured Notes	B		6,900	6,400
Total Principal	F		8,129	7,657
Increase in Value of Debt Acquired	C		46	50
Debt Discounts and Transaction Costs	D		(92)	(78)
Current Portion of Long-Term Debt	E		(492)	(500)
			$ 7,591	$ 7,129

A) REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2011, the Company issued commercial paper and borrowed on its revolving credit facilities. There are no outstanding balances at December 31, 2011. Standby fees paid in 2011 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $5 million (2010 – $5 million).

CANADIAN REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2011, Encana had in place a committed revolving bank credit facility for C$4.0 billion or its equivalent amount in U.S. dollars ($3.9 billion). The facility, which matures in October 2015, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders' rates for Canadian prime, U.S. base rate or Bankers' Acceptances plus applicable margins, or at LIBOR plus applicable margins. At December 31, 2011, $3.9 billion of the revolving bank credit facility remains unused.

U.S. REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2011, one of Encana's subsidiaries had in place a committed revolving bank credit facility for $1.0 billion. The facility, which matures in October 2015, is guaranteed by Encana Corporation and is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders' U.S. base rate or at LIBOR plus applicable margins. At December 31, 2011, $999 million of the revolving bank credit facility remains unused.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

B) UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures.

CANADIAN UNSECURED NOTES

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion ($2.0 billion). The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2011 and expires in June 2013. At December 31, 2011, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

U.S. UNSECURED NOTES

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system. The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in April 2010 and expires in May 2012.

On November 14, 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041. The net proceeds of the offering totaling $989 million were used to repay a portion of Encana's commercial paper indebtedness, a portion of which was incurred to repay Encana's $500 million 6.30 percent notes that matured November 1, 2011.

At December 31, 2011, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

The 5.80 percent notes due May 1, 2014 were issued by the Company's indirect wholly owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C) INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 19 years.

D) DEBT DISCOUNTS AND TRANSACTION COSTS

Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method. During 2011, $23 million (2010 – nil) in transaction costs and discounts have been capitalized related to the issuance of U.S. unsecured notes and the renewal of the credit facilities.

E) CURRENT PORTION OF LONG-TERM DEBT

As at December 31	C$ Principal Amount	2011	2010
6.30% due November 1, 2011	$ -	$ -	$ 500
4.30% due March 12, 2012	500	492	-
	$ 500	$ 492	$ 500

F) MANDATORY DEBT PAYMENTS

As at December 31	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent
2012	$ 500	$ -	$ 492
2013	-	500	500
2014	-	1,000	1,000
2015	-	-	-
2016	-	-	-
Thereafter	750	5,400	6,137
Total	$ 1,250	$ 6,900	$ 8,129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

18. ASSET RETIREMENT OBLIGATION

As at December 31	2011	2010
Asset Retirement Obligation, Beginning of Year	**$ 953**	$ 819
Liabilities Incurred	**43**	104
Liabilities Settled	**(49)**	(26)
Liabilities Divested	**(75)**	(79)
Reclassification to Liabilities Associated with Assets Held for Sale *(See Note 10)*	**(17)**	-
Change in Estimated Future Cash Outflows	**153**	55
Accretion Expense	**51**	48
Foreign Currency Translation and Other	**(16)**	32
Asset Retirement Obligation, End of Year	**$ 1,043**	$ 953

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives. The Company has recognized an obligation of $1,043 million based on the best estimate of the expenditures to be incurred, of which $128 million is expected to be incurred within one to three years and $915 million thereafter. Actual costs may differ from those estimated due to changes in legislation and changes in costs. The Company's December 31, 2011 obligation reflects the remeasurement of the liability and has been discounted using a weighted average credit-adjusted risk-free rate of 5.1 percent (2010 – 5.4 percent). The change in estimated future cash outflows includes $69 million (2010 – $110 million) as a result of the change in the discount rate. The total undiscounted amount of estimated cash flows required to settle the obligation is $4,353 million (2010 – $4,696 million). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

19. CAPITAL STRUCTURE

The Company's capital structure consists of shareholders' equity plus debt, defined as current and long-term debt. The Company's objectives when managing its capital structure are to:

i) maintain financial flexibility to preserve Encana's access to capital markets and its ability to meet its financial obligations; and

ii) finance internally generated growth, as well as potential acquisitions.

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. The Company's capital management objectives and approach to managing its capital structure have remained unchanged.

In managing the Company's capital structure, the Company monitors several non-GAAP financial metrics as indicators of the Company's overall financial strength. Key metrics currently monitored include Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

The financial metrics monitored by Management are calculated below. As at December 31, 2011, Debt to Debt Adjusted Cash Flow was 1.8 times (2010 – 1.6 times), Debt to Adjusted EBITDA was 1.9 times (2010 – 1.6 times) and Debt to Capitalization was 33 percent (2010 – 31 percent). The metrics presented may not be comparable to similar measures presented by other companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

DEBT TO DEBT ADJUSTED CASH FLOW

As at December 31	2011	2010
Debt	$ 8,083	$ 7,629
Net Earnings	$ 128	$ 1,170
Add (deduct):		
Exploration and evaluation	122	50
Depreciation, depletion and amortization	3,423	3,318
Impairments	1,304	496
(Gain) loss on divestitures	(326)	(141)
Accretion of asset retirement obligation	51	48
Deferred income taxes	48	640
Cash tax on sale of assets	114	-
Unrealized (gain) loss on risk management	(879)	(945)
Unrealized foreign exchange (gain) loss	96	(278)
Other	94	79
Cash Flow	4,175	4,437
Interest expense, after tax	344	360
Debt Adjusted Cash Flow	$ 4,519	$ 4,797
Debt to Debt Adjusted Cash Flow	1.8x	1.6x

DEBT TO ADJUSTED EBITDA

As at December 31	2011	2010
Debt	$ 8,083	$ 7,629
Net Earnings	$ 128	$ 1,170
Add (deduct):		
Interest	468	501
Income tax expense (recovery)	(126)	427
Exploration and evaluation	142	65
Depreciation, depletion and amortization	3,423	3,318
Impairments	1,304	496
(Gain) loss on divestitures	(326)	(141)
Accretion of asset retirement obligation	51	48
Foreign exchange (gain) loss, net	170	(250)
Unrealized (gain) loss on risk management	(879)	(945)
Adjusted EBITDA	$ 4,355	$ 4,689
Debt to Adjusted EBITDA	1.9x	1.6x

DEBT TO CAPITALIZATION RATIO

As at December 31	2011	2010
Debt	$ 8,083	$ 7,629
Shareholders' Equity	16,324	16,833
Capitalization	$ 24,407	$ 24,462
Debt to Capitalization Ratio	33%	31%

20. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2011		2010	
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	736.3	$ 2,319	751.3	$ 2,360
Common Shares Issued under Option Plans	-	2	0.4	5
Share-Based Compensation	-	-	-	2
Common Shares Purchased	-	-	(15.4)	(48)
Common Shares Outstanding, End of Year	736.3	$ 2,321	736.3	$ 2,319

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid ("NCIB"). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the most recent NCIB, which commenced on December 14, 2010 and expired on December 13, 2011. The Company has not renewed its NCIB and did not purchase any common shares during 2011.

During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

DIVIDENDS

For the year ended December 31, 2011, Encana declared and paid dividends of $0.80 (2010 – $0.80) per common share totaling $588 million (2010 – $590 million). On February 16, 2012, the Board declared a dividend of $0.20 per common share payable on March 30, 2012.

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2011 have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. See Note 21 for further information on Encana's outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2011, there were 10.9 million common shares reserved for issuance under stock option plans (2010 – 11.8 million).

ENCANA RESTRICTED SHARE UNITS

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. See Note 21 for further information on Encana's outstanding RSUs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies – Encana Corporation and Cenovus Energy Inc. (the "Split Transaction"). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, Stock Appreciation Rights ("SARs") and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 21 and 22). There is no impact on Encana's net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units will be granted to Cenovus employees.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at December 31, 2011:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Encana TSARs held by Cenovus employees		
Outstanding, End of Year	**4.3**	**32.39**
Exercisable, End of Year	**3.6**	**33.01**
Encana Performance TSARs held by Cenovus employees		
Outstanding, End of Year	**6.1**	**31.68**
Exercisable, End of Year	**4.9**	**32.37**

PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

For the years ended December 31 (millions)	2011	2010
Weighted Average Common Shares Outstanding		
Basic	**736.3**	739.7
Diluted	**737.9**	741.7

Outstanding TSARs, Performance TSARs and RSUs can be exchanged for common shares of Encana in accordance with the terms of the plans. As a result, they are considered potentially dilutive and are included in the calculation of Encana's diluted net earnings per share calculation when they are dilutive for the period.

For purposes of calculating the diluted net earnings per common share for the year ended December 31, 2011, the cash-settled calculation was determined to be the most dilutive and no adjustment was made to net earnings. For the year ended December 31, 2010, the equity-settled calculation was determined to be the most dilutive. Under the equity-settled method, the calculation adjusts the reported net earnings for applicable cash-settled share units as if they were accounted for as equity instruments. Accordingly, net earnings were reduced by $17 million for the purposes of calculating diluted net earnings per common share.

PAID IN SURPLUS

As at December 31, 2011, the paid in surplus balance of $4 million relates to RSUs (See Note 21).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

21. COMPENSATION PLANS

Encana has a number of compensation arrangements that form the Company's long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs"), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

As at December 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 4.19 percent, volatility of 31.59 percent, expected term of 2.0 years and an Encana market share price of C$18.89. As at December 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 2.36 percent, volatility of 32.48 percent, expected term of 0.9 years and a Cenovus market share price of C$33.83. For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical and implied volatility rates.

The amounts recognized for share-based payment transactions are as follows:

For the year ended December 31	2011	2010
Compensation Costs recorded for Cash-Settled Transactions	$ 28	$ 36
Compensation Costs recorded for Equity-Settled Transactions	-	2
Total Compensation Costs	28	38
Less: Total Compensation Costs Capitalized	(14)	(11)
Total Compensation Expense	$ 14	$ 27
Liability for Cash-Settled Share-Based Payment Transactions	$ 155	$ 224
Liability for Vested Cash-Settled Share-Based Payment Transactions	$ 40	$ 78

Of the total compensation expense, $8 million (2010 – $12 million) was included in operating costs and $6 million (2010 – $15 million) was included in administrative expenses.

The following sections outline certain information related to Encana's compensation plans as at December 31, 2011.

A) TANDEM STOCK APPRECIATION RIGHTS

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana TSARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	14,240,267	30.89	12,473,214	28.85
Granted	9,628,250	25.13	4,796,595	32.59
Exercised – SARs	(3,327,083)	26.08	(2,499,993)	23.97
Exercised – Options	(39,020)	25.45	(97,136)	20.90
Forfeited	(1,111,989)	32.29	(432,413)	32.87
Outstanding, End of Year	19,390,425	28.79	14,240,267	30.89
Exercisable, End of Year	6,258,506	32.64	7,301,991	29.47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

As at December 31, 2011	Outstanding Encana TSARs			Exercisable Encana TSARs	
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
10.00 to 19.99	28,375	4.90	19.35	-	-
20.00 to 29.99	9,398,830	3.51	24.31	2,642,733	29.25
30.00 to 39.99	9,847,670	3.00	32.90	3,500,223	34.79
40.00 to 49.99	114,050	1.41	45.01	114,050	45.01
50.00 to 59.99	1,500	1.39	50.39	1,500	50.39
	19,390,425	3.24	28.79	6,258,506	32.64

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	8,213,658	27.81	12,482,694	26.08
Exercised – SARs	(4,081,292)	26.17	(3,847,458)	22.25
Exercised – Options	(55,310)	23.10	(105,469)	19.37
Forfeited	(142,049)	30.01	(316,109)	29.86
Outstanding, End of Year	3,935,007	29.49	8,213,658	27.81
Exercisable, End of Year	3,203,340	30.22	5,977,506	27.38

As at December 31, 2011	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs	
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
20.00 to 29.99	2,196,637	1.52	26.47	1,465,170	26.55
30.00 to 39.99	1,671,220	1.09	32.93	1,671,020	32.93
40.00 to 49.99	67,150	1.44	42.88	67,150	42.88
	3,935,007	1.34	29.49	3,203,340	30.22

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs (2010 – reduction of compensation costs of $29 million related to the Encana TSARs and compensation costs of $32 million related to the Cenovus TSARs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

B) PERFORMANCE TANDEM SHARE APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding Performance TSARs	**Weighted Average Exercise Price**	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	**9,107,569**	**31.46**	10,461,901	31.42
Exercised – SARs	**(504,902)**	**29.32**	(251,443)	29.36
Exercised – Options	**(148)**	**29.04**	(171)	29.04
Forfeited	**(723,389)**	**32.48**	(1,102,718)	31.51
Outstanding, End of Year	**7,879,130**	**31.50**	9,107,569	31.46
Exercisable, End of Year	**6,449,374**	**32.05**	4,994,939	31.42

As at December 31, 2011	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs	
Range of Exercise Price (C$)	**Number of TSARs**	**Weighted Average Remaining Contractual Life (years)**	**Weighted Average Exercise Price**	**Number of TSARs**	**Weighted Average Exercise Price**
20.00 to 29.99	**5,379,019**	**1.29**	**29.21**	**3,949,263**	**29.27**
30.00 to 39.99	**2,500,111**	**1.12**	**36.44**	**2,500,111**	**36.44**
	7,879,130	**1.24**	**31.50**	**6,449,374**	**32.05**

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding Performance TSARs	**Weighted Average Exercise Price**	Outstanding Performance TSARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	**8,940,486**	**28.49**	10,462,643	28.42
Exercised – SARs	**(2,757,597)**	**28.22**	(410,520)	26.54
Exercised – Options	**(3,152)**	**26.62**	(991)	26.46
Forfeited	**(428,379)**	**28.85**	(1,110,646)	28.49
Outstanding, End of Year	**5,751,358**	**28.60**	8,940,486	28.49
Exercisable, End of Year	**4,318,686**	**29.37**	4,827,858	28.49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

As at December 31, 2011	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs	
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price
20.00 to 29.99	3,807,547	1.56	26.37	2,374,875	26.43
30.00 to 39.99	1,943,811	1.12	32.96	1,943,811	32.96
	5,751,358	1.41	28.60	4,318,686	29.37

During the year, Encana recorded a reduction in compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs (2010 – reduction of compensation costs of $18 million related to the Encana Performance TSARs and compensation costs of $24 million related to the Cenovus Performance TSARs).

C) STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	2,186,616	33.86	2,343,485	33.75
Exercised	(54,800)	28.58	(35,535)	28.98
Forfeited	(159,165)	36.19	(121,334)	33.23
Outstanding, End of Year	1,972,651	33.81	2,186,616	33.86
Exercisable, End of Year	1,580,915	34.97	993,370	35.39

As at December 31, 2011	Outstanding Encana SARs			Exercisable Encana SARs	
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	915,491	2.12	28.98	536,183	28.94
30.00 to 39.99	900,260	1.28	36.45	887,832	36.52
40.00 to 49.99	151,900	1.44	46.75	151,900	46.75
50.00 to 59.99	5,000	1.46	50.09	5,000	50.09
	1,972,651	1.68	33.81	1,580,915	34.97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

Since 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding SARs	**Weighted Average Exercise Price**	Outstanding SARs	Weighted Average Exercise Price
U.S. Dollar Denominated (US$)				
Outstanding, Beginning of Year	4,718,590	30.73	-	-
Granted	8,550,320	24.91	4,864,490	30.73
Exercised	(120,571)	30.74	-	-
Forfeited	(502,870)	31.19	(145,900)	30.71
Outstanding, End of Year	12,645,469	26.78	4,718,590	30.73
Exercisable, End of Year	1,246,480	30.68	5,050	30.68

As at December 31, 2011	Outstanding Encana SARs			Exercisable Encana SARs	
Range of Exercise Price (US$)	**Number of SARs**	**Weighted Average Remaining Contractual Life (years)**	**Weighted Average Exercise Price**	**Number of SARs**	**Weighted Average Exercise Price**
10.00 to 19.99	11,375	4.79	18.89	-	-
20.00 to 29.99	5,903,670	4.72	21.75	132,139	27.97
30.00 to 39.99	6,730,424	3.58	31.20	1,114,341	31.00
	12,645,469	4.11	26.78	1,246,480	30.68

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding SARs	**Weighted Average Exercise Price**	Outstanding SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	2,158,511	30.67	2,323,960	30.55
Exercised	(433,750)	30.02	(44,327)	26.15
Forfeited	(84,186)	32.80	(121,122)	30.11
Outstanding, End of Year	1,640,575	30.73	2,158,511	30.67
Exercisable, End of Year	1,256,180	32.08	979,635	32.08

As at December 31, 2011	Outstanding Cenovus SARs			Exercisable Cenovus SARs	
Range of Exercise Price (C$)	**Number of SARs**	**Weighted Average Remaining Contractual Life (years)**	**Weighted Average Exercise Price**	**Number of SARs**	**Weighted Average Exercise Price**
20.00 to 29.99	806,325	2.12	26.33	422,690	26.34
30.00 to 39.99	710,300	1.24	33.50	709,540	33.50
40.00 to 49.99	123,950	1.44	43.49	123,950	43.49
	1,640,575	1.69	30.73	1,256,180	32.08

During the year, Encana recorded a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs (2010 – compensation costs of $6 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

D) PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	3,017,862	32.01	3,471,998	32.00
Exercised	(81,427)	29.04	(52,173)	29.04
Forfeited	(226,378)	32.35	(401,963)	32.26
Outstanding, End of Year	2,710,057	32.07	3,017,862	32.01
Exercisable, End of Year	1,964,907	33.22	1,060,938	33.41

As at December 31, 2011	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs	
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	1,599,538	2.12	29.04	854,388	29.04
30.00 to 39.99	1,110,519	1.12	36.44	1,110,519	36.44
	2,710,057	1.71	32.07	1,964,907	33.22

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2011		2010	
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price
Canadian Dollar Denominated (C$)				
Outstanding, Beginning of Year	3,005,998	28.96	3,471,998	28.94
Exercised	(550,313)	29.33	(64,173)	26.27
Forfeited	(173,624)	28.87	(401,827)	29.20
Outstanding, End of Year	2,282,061	28.88	3,005,998	28.96
Exercisable, End of Year	1,536,911	30.15	1,050,358	30.26

As at December 31, 2011	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs	
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price
20.00 to 29.99	1,390,805	2.12	26.27	645,655	26.27
30.00 to 39.99	891,256	1.12	32.96	891,256	32.96
	2,282,061	1.73	28.88	1,536,911	30.15

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs (2010 – reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

E) PERFORMANCE SHARE UNITS ("PSUs")

Since 2010, PSUs were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana's performance measured over the three-year period. Each year, Encana's performance will be assessed by the Board to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs:

	Outstanding PSUs	
As at December 31	**2011**	2010
Canadian Dollar Denominated		
Outstanding, Beginning of Year	**875,181**	-
Granted	**696,845**	880,735
Deemed Eligible to Vest	**(263,174)**	-
Units, in Lieu of Dividends	**41,600**	23,002
Forfeited	**(112,061)**	(28,556)
Outstanding, End of Year	**1,238,391**	875,181

	Outstanding PSUs	
As at December 31	**2011**	2010
U.S. Dollar Denominated		
Outstanding, Beginning of Year	**795,912**	-
Granted	**565,225**	810,910
Deemed Eligible to Vest	**(239,921)**	-
Units, in Lieu of Dividends	**36,399**	21,082
Forfeited	**(68,948)**	(36,080)
Outstanding, End of Year	**1,088,667**	795,912

During the year, Encana recorded compensation costs of $15 million related to the outstanding PSUs (2010 – compensation costs of $15 million).

F) DEFERRED SHARE UNITS ("DSUs")

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director's resignation or employee's departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results ("HPR") award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana's share price at the end of the performance period of the HPR award.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

The following table summarizes information related to the DSUs:

	Outstanding DSUs	
As at December 31	2011	2010
Canadian Dollar Denominated		
Outstanding, Beginning of Year	716,893	672,147
Granted	107,967	104,477
Converted from HPR awards	51,620	21,732
Units, in Lieu of Dividends	29,304	20,338
Redeemed	(931)	(101,801)
Outstanding, End of Year	904,853	716,893

During the year, Encana recorded a reduction in compensation costs of $5 million related to the outstanding DSUs (2010 – compensation costs of nil).

G) RESTRICTED SHARE UNITS

In 2011, RSUs were granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. As at December 31, 2011, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs:

	Outstanding RSUs	
As at December 31	2011	2010
Canadian Dollar Denominated		
Outstanding, Beginning of Year	-	-
Granted	1,790,135	-
Units, in Lieu of Dividends	35,362	-
Forfeited	(74,330)	-
Outstanding, End of Year	1,751,167	-

	Outstanding RSUs	
As at December 31	2011	2010
U.S. Dollar Denominated		
Outstanding, Beginning of Year	-	-
Granted	1,580,575	-
Units, in Lieu of Dividends	30,452	-
Forfeited	(37,456)	-
Outstanding, End of Year	1,573,571	-

During the year, Encana recorded compensation costs of $15 million related to the outstanding RSUs (2010 – compensation costs of nil), of which $4 million has been recorded as paid in surplus.

H) RESTRICTED CASH PLAN

In October 2011, Encana's Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date. Since October 2011, Encana recorded compensation costs of $6 million relating to the Restricted Cash Plan grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

I) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits ("OPEB") to its employees in Canada and the U.S. As of January 1, 2003, the defined benefit pension plan was closed to new entrants. The average remaining service period of active employees participating in the defined benefit pension plan is six years. The average remaining service period of the active employees participating in the OPEB plan is 10 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2010 and the next required filing will be as at December 31, 2013.

As at December 31, 2011, the Company's pension benefit obligation was $344 million (2010 – $313 million) and OPEB obligation was $95 million (2010 – $82 million). The 2011 pension benefit obligation was determined using the weighted average discount rate of 4.0 percent (2010 – 5.0 percent) and a weighted average rate of compensation increase of 4.11 percent (2010 – 4.15 percent). The 2011 OPEB obligation was determined using the weighted average discount rate of 4.27 percent (2010 – 5.10 percent) and a weighted average rate of compensation increase of 6.33 percent (2010 – 6.33 percent). The Company's expected rate of health care inflation is 9.56 percent (2010 – 8.90 percent). The change in the accrued benefit obligation is below.

	Pension Benefits		OPEB	
As at December 31	**2011**	2010	**2011**	2010
Accrued Benefit Obligation, Beginning of Year	**$ 313**	$ 277	**$ 82**	$ 62
Current service costs	**5**	4	**12**	10
Interest cost	**15**	16	**4**	4
Actuarial (gains) losses	**39**	23	**(2)**	8
Exchange differences	**(8)**	15	**-**	1
Benefits paid	**(20)**	(22)	**(2)**	(2)
Change in plan provisions	**-**	-	**1**	(1)
Accrued Benefit Obligation, End of Year	**$ 344**	$ 313	**$ 95**	$ 82

The change in fair value of plan assets is as follows:

	Pension Benefits	
As at December 31	**2011**	2010
Fair Value of Plan Assets, Beginning of Year	**$ 276**	$ 251
Expected return on plan assets	**17**	17
Actuarial gains (losses)	**(11)**	6
Exchange differences	**(6)**	14
Employer contributions	**19**	10
Benefits paid	**(20)**	(22)
Fair Value of Plan Assets, End of Year	**$ 275**	$ 276

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

	Pension Benefits		OPEB	
As at December 31	**2011**	2010	**2011**	2010
Fair Value of Plan Assets, End of Year	**$ 275**	$ 276	**$ -**	$ -
Accrued Benefit Obligation, End of Year	**344**	313	**95**	82
Funded Status – Plan Assets (less) than Benefit Obligation	**(69)**	(37)	**(95)**	(82)
Amounts Not Recognized:				
Unamortized net actuarial (gain) loss	**58**	14	**6**	8
Unamortized past service costs	**-**	(2)	**-**	(1)
Accrued Benefit Asset (Liability)	**$ (11)**	$ (25)	**$ (89)**	$ (75)
Experience adjustments gain (loss) on plan assets	**$ (9)**	$ 8	**$ -**	$ -
Experience adjustments (gain) loss on plan liabilities	**$ (2)**	$ (2)	**$ -**	$ -

The periodic pension and OPEB expense is as follows:

	Pension Benefits		OPEB	
For the years ended December 31	**2011**	2010	**2011**	2010
Current service costs	**$ 48**	$ 39	**$ 12**	$ 10
Interest cost	**15**	16	**4**	4
Expected return on plan assets	**(15)**	(15)	**-**	-
Actuarial gains and losses	**-**	(3)	**-**	-
Total Benefit Plans Expense	**$ 48**	$ 37	**$ 16**	$ 14

	Pension Benefits		OPEB	
For the years ended December 31	**2011**	2010	**2011**	2010
Defined Benefit Plan Expense	**$ 4**	$ 3	**$ 16**	$ 14
Defined Contribution Plan Expense	**44**	34	**-**	-
Total Benefit Plans Expense	**$ 48**	$ 37	**$ 16**	$ 14

Of the total benefit plans expense, $52 million (2010 – $42 million) was included in operating costs and $12 million (2010 – $9 million) was included in administrative expenses.

The Company's pension plan assets were invested in the following as at December 31, 2011: 36 percent Domestic Equity (2010 – 41 percent), 25 percent Foreign Equity (2010 – 23 percent), 33 percent Bonds (2010 – 29 percent), and 6 percent Real Estate and Other (2010 – 7 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $5.5 million (2010 – $20.7 million). The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

The Company's contribution to the defined benefit pension plan is subject to the results of the actuarial valuation and direction by the Human Resources and Compensation Committee of the Board. Contributions by the participants to the defined contribution pension and other benefits plans were $0.3 million for the year ended December 31, 2011 (2010 – $0.3 million). Encana's contribution to the defined benefit pension plan for the year ended December 31, 2011 was $19 million (2010 – $10 million). The Company expects to contribute $23 million to its pension plans in 2012. The Company's OPEB plans are funded on an as required basis.

Total compensation provided to employees in exchange for employment services includes the long-term incentive plans, pension and other post-employment benefits described above, as well as salaries, bonuses and short-term benefits. Encana's compensation expense totaled $514 million for the year ended December 31, 2011 (2010 – $461 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Encana's financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and current and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

A) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as discussed in Notes 20 and 21.

Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices which are either directly or indirectly observable at the reporting date.

The fair value of investments and other assets approximates their carrying amount due to the nature of the instruments held.

Current and long-term debt are carried at amortized cost using the effective interest method of amortization. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

The fair values of financial assets and liabilities were as follows:

As at December 31	**2011**		2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets				
Held for Trading:				
Accounts receivable and accrued revenues [1]	**$ 1**	**$ 1**	$ 27	$ 27
Risk management assets [2]	**2,047**	**2,047**	1,234	1,234
Loans and Receivables:				
Cash and cash equivalents	**732**	**732**	629	629
Accounts receivable and accrued revenues	**971**	**971**	953	953
Investments and other assets	**469**	**469**	86	86
Financial Liabilities				
Held for Trading:				
Accounts payable and accrued liabilities [3, 4]	**$ 84**	**$ 84**	$ 147	$ 147
Risk management liabilities [2]	**7**	**7**	73	73
Financial Liabilities Measured at Amortized Cost:				
Accounts payable and accrued liabilities	**2,226**	**2,226**	2,122	2,122
Current and long-term debt	**8,083**	**9,215**	7,629	8,488

(1) Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 20).
(2) Including current portion.
(3) Includes amounts due to Cenovus employees for Encana share units held (See Note 20).
(4) Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 20 and 21).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

B) RISK MANAGEMENT ASSETS AND LIABILITIES

NET RISK MANAGEMENT POSITION

As at December 31	2011	2010
Risk Management		
Current asset	$ 1,806	$ 729
Long-term asset	241	505
	2,047	1,234
Risk Management		
Current liability	1	65
Long-term liability	6	8
	7	73
Net Risk Management Asset	$ 2,040	$ 1,161

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS

As at December 31	2011			2010		
	Risk Management			Risk Management		
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Natural Gas	$ 2,032	$ 7	$ 2,025	$ 1,234	$ 63	$ 1,171
Power	15	-	15	-	10	(10)
Total Fair Value	$ 2,047	$ 7	$ 2,040	$ 1,234	$ 73	$ 1,161

NET FAIR VALUE METHODOLOGIES USED TO CALCULATE UNREALIZED RISK MANAGEMENT POSITIONS

The total net fair value of Encana's unrealized risk management positions is $2,040 million as at December 31, 2011 ($1,161 million as at December 31, 2010) and has been calculated using both quoted prices in active markets and observable market-corroborated data.

NET FAIR VALUE OF COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2011

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts				
Fixed Price Contracts				
NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$/Mcf	$ 1,828
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$/Mcf	237
Basis Contracts (1)				
Canada		2012		(20)
United States		2012		(11)
Canada and United States		2013-2015		(11)
				2,023
Other Financial Positions (2)				2
Natural Gas Fair Value Position				2,025
Power Purchase Contracts				
Power Fair Value Position				15
Total Fair Value				$ 2,040

(1) Encana has entered into swaps to protect against widening natural gas price differentials between production areas including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed differential prices and differentials determined as a percentage of NYMEX.
(2) Other financial positions are part of the ongoing operations of the Company's proprietary production management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)	
For the years ended December 31	**2011**	2010
Revenues, Net of Royalties	**$ 955**	$ 1,207
Operating Expenses and Other	**(7)**	(4)
Gain (Loss) on Risk Management	**$ 948**	$ 1,203

	Unrealized Gain (Loss)	
For the years ended December 31	**2011**	2010
Revenues, Net of Royalties	**$ 854**	$ 947
Operating Expenses and Other	**25**	(2)
Gain (Loss) on Risk Management	**$ 879**	$ 945

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2011		2010
	Fair Value	**Total Unrealized Gain (Loss)**	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	**$ 1,161**		
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	**1,827**	**$ 1,827**	$ 2,148
Fair Value of Contracts Realized During the Year	**(948)**	**(948)**	(1,203)
Fair Value of Contracts, End of Year	**$ 2,040**	**$ 879**	$ 945

C) RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has entered into Canadian dollar denominated derivative contracts to help manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31, 2011 as follows:

	2011		2010	
	10% Price Increase	**10% Price Decrease**	10% Price Increase	10% Price Decrease
Natural gas price	**$ (305)**	**$ 305**	$ (447)	$ 447
Power price	**6**	**(6)**	10	(10)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions according to counterparties' credit quality. As at December 31, 2011, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2011, approximately 95 percent (94 percent at December 31, 2010) of Encana's accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at December 31, 2011, Encana had four counterparties (2010 – four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, and risk management assets is the total carrying value.

LIQUIDITY RISK

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company minimizes its liquidity risk by maintaining access to capital markets and managing its capital structure as discussed in Note 19.

In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities. As at December 31, 2011, Encana had available unused committed revolving bank credit facilities totaling $4.9 billion, which include C$4.0 billion ($3.9 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $5.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $3.0 billion in the U.S. These shelf prospectuses expire in June 2013 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	6 – 9 Years	Thereafter	**Total**
Accounts Payable and Accrued Liabilities	$ 2,310	$ -	$ -	$ -	$ -	**$ 2,310**
Risk Management Liabilities	1	3	2	1	-	**7**
Current and Long-Term Debt [(1)]	965	2,373	762	3,181	7,738	**15,019**

(1) Principal and interest.

Encana's current and long-term debt obligations were $15.0 billion at December 31, 2011. Further information on current and long-term debt is contained in Note 17.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company's reported results. Encana's functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. As at December 31, 2011, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion at December 31, 2010) and $2.2 billion in debt that was not subject to foreign exchange exposure ($2.3 billion at December 31, 2010).

Encana's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss at December 31, 2011 (2010 – $49 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company's financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.

At December 31, 2011, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2010 – nil).

23. SUPPLEMENTARY INFORMATION

A) NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2011	2010
Operating Activities		
Accounts receivable and accrued revenues	$ 8	$ 190
Inventories	2	6
Accounts payable and accrued liabilities	96	(50)
Income tax payable	(144)	(2,136)
	$ (38)	$ (1,990)
Investing Activities		
Accounts payable and accrued liabilities	$ (20)	$ (33)

B) SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2011	2010
Interest Paid	$ 486	$ 507
Income Taxes Paid (Recovered)	$ (88)	$ 2,024

24. RELATED PARTY TRANSACTIONS

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

For the years ended December 31	2011	2010
Directors' Fees	$ 1	$ 1
Short-term Wages and Benefits	10	11
Share-Based Compensation	18	14
Post-Employment Benefits	-	2
	$ 29	$ 28

Remuneration of Directors and Senior Management includes all amounts earned and awarded to the Company's Board of Directors and Senior Management. Senior Management includes Encana's President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer, Executive Vice-President and President of the Canadian Division, Executive Vice-President and President of the USA Division, and Executive Vice-President and Chief Corporate Officer.

Directors' fees include Board and Committee Chair retainers and meeting fees. Short-term wages and benefits include salary, benefits and bonuses earned or awarded during the year. Share-based compensation includes expenses related to the Company's long-term incentive compensation plans as disclosed in Note 21. Post-employment benefits represent the estimated cost of providing pension and other post-employment benefit plans to Senior Management in respect of the current year of service as disclosed in Note 21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

25. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As at December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$ 747	$ 795	$ 856	$ 860	$ 767	$ 5,053	**$ 9,078**
Purchases of Goods and Services	531	198	128	87	46	72	**1,062**
Operating Leases	52	47	44	39	33	94	**309**
Capital Commitments	166	7	7	8	7	80	**275**
Total	$ 1,496	$ 1,047	$ 1,035	$ 994	$ 853	$ 5,299	**$ 10,724**

Encana has entered into various commitments primarily related to demand charges for firm transportation, procurement arrangements for goods and services, as well as other minor spending commitments. Operating leases consists of rent for office space, excluding rental payments for The Bow (See Note 16). Capital commitments include leasehold improvements related to The Bow.

CONTINGENCIES

LEGAL PROCEEDINGS

The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.

26. TRANSITION TO IFRS

As disclosed in Note 2, these Consolidated Financial Statements represent Encana's first annual presentation of the financial results of operations and financial position under IFRS as at and for the year ended December 31, 2011, including 2010 comparative periods. As a result, the Company followed IFRS 1, "First-time Adoption of International Financial Reporting Standards" in preparing its Consolidated Financial Statements. Prior to 2011, the Company prepared its Consolidated Financial Statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The following reconciliations present the adjustments made to the Company's previous GAAP financial results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company's Consolidated Balance Sheets as at January 1, 2010 and December 31, 2010, and Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows for the year ended December 31, 2010.

IFRS OPENING CONSOLIDATED BALANCE SHEET

As at January 1, 2010

($ millions)	Previous GAAP	IFRS Adjustments: E&E	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Assets						
Current Assets						
Cash and cash equivalents	$ 4,275	$ -	$ -	$ -	$ -	$ 4,275
Accounts receivable and accrued revenues	1,180					1,180
Risk management	328					328
Inventories	12					12
	5,795	-	-	-	-	5,795
Exploration and Evaluation	-	1,885				1,885
Property, Plant and Equipment, net	26,173	(1,885)				24,288
Investments and Other Assets	164			(45)		119
Risk Management	32					32
Goodwill	1,663					1,663
	$ 33,827	$ -	$ -	$ (45)	$ -	$ 33,782
Liabilities and Shareholders' Equity						
Current Liabilities						
Accounts payable and accrued liabilities	$ 2,143	$ -	$ -	$ 38	$ -	$ 2,181
Income tax payable	1,776					1,776
Risk management	126					126
Current debt	200					200
	4,245	-	-	38	-	4,283
Long-Term Debt	7,568					7,568
Other Liabilities and Provisions	1,185			30		1,215
Risk Management	42					42
Asset Retirement Obligation	787		32			819
Deferred Income Taxes *(Note 26H)*	3,386		(6)	(20)		3,360
	17,213	-	26	48	-	17,287
Shareholders' Equity						
Share capital	2,360					2,360
Paid in surplus	6					6
Retained earnings	13,493		(26)	(93)	755	14,129
Accumulated other comprehensive income	755				(755)	-
Total Shareholders' Equity	16,614	-	(26)	(93)	-	16,495
	$ 33,827	$ -	$ -	$ (45)	$ -	$ 33,782

CONSOLIDATED BALANCE SHEET

As at December 31, 2010

		IFRS Adjustments							
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	*(Note 26B)*	*(Note 26C)*	*(Note 26D)*	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Assets									
Current Assets									
Cash and cash equivalents	$ 629	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 629
Accounts receivable and accrued revenues	1,103								1,103
Risk management	729								729
Income tax receivable	390								390
Inventories	3								3
	2,854	-	-	-	-	-	-	-	2,854
Exploration and Evaluation	-	2,158							2,158
Property, Plant and Equipment, net	28,701	(2,200)	(89)	(503)	146	97	(7)		26,145
Investments and Other Assets	235						(39)		196
Risk Management	505								505
Goodwill	1,725								1,725
	$ 34,020	$ (42)	$ (89)	$ (503)	$ 146	$ 97	$ (46)	$ -	$ 33,583
Liabilities and Shareholders' Equity									
Current Liabilities									
Accounts payable and accrued liabilities	$ 2,211	$ -	$ -	$ -	$ -	$ -	$ 58	$ -	$ 2,269
Risk management	65								65
Current debt	500								500
	2,776	-	-	-	-	-	58	-	2,834
Long-Term Debt	7,129								7,129
Other Liabilities and Provisions	1,730						28		1,758
Risk Management	8								8
Asset Retirement Obligation	820					133			953
Deferred Income Taxes *(Note 26H)*	4,230	(15)	(26)	(126)	41	(7)	(29)		4,068
	16,693	(15)	(26)	(126)	41	126	57	-	16,750
Shareholders' Equity									
Share capital	2,319								2,319
Retained earnings	13,957	(27)	(60)	(371)	101	(27)	(98)	789	14,264
Accumulated other comprehensive income	1,051	-	(3)	(6)	4	(2)	(5)	(789)	250
Total Shareholders' Equity	17,327	(27)	(63)	(377)	105	(29)	(103)	-	16,833
	$ 34,020	$ (42)	$ (89)	$ (503)	$ 146	$ 97	$ (46)	$ -	$ 33,583

CONSOLIDATED STATEMENT OF EARNINGS

For the Year Ended December 31, 2010

($ millions, except per share amounts)	Previous GAAP	IFRS Adjustments							IFRS
		E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	
		(Note 26A)	*(Note 26B)*	*(Note 26C)*	*(Note 26D)*	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Revenues, Net of Royalties	$ 8,870	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 8,870
Expenses									
Production and mineral taxes	217								217
Transportation	859								859
Operating	1,061	(13)					12		1,060
Purchased product	739								739
Exploration and evaluation	-	65							65
Depreciation, depletion and amortization	3,242	(10)	86						3,318
Impairments	-			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Administrative	359						2		361
Interest	501								501
Foreign exchange (gain) loss, net	(216)							(34)	(250)
	6,810	42	86	496	(143)	2	14	(34)	7,273
Net Earnings Before Income Tax	2,060	(42)	(86)	(496)	143	(2)	(14)	34	1,597
Income tax expense *(Note 26H)*	561	(15)	(26)	(125)	42	(1)	(9)	-	427
Net Earnings	$ 1,499	$ (27)	$ (60)	$ (371)	$ 101	$ (1)	$ (5)	$ 34	$ 1,170
Net Earnings per Common Share *(Note 26J)*									
Basic	$ 2.03								$ 1.58
Diluted	$ 2.03								$ 1.55

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2010

($ millions)	Previous GAAP	IFRS Adjustments							IFRS
		E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	
		(Note 26A)	*(Note 26B)*	*(Note 26C)*	*(Note 26D)*	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Net Earnings	$ 1,499	$ (27)	$ (60)	$ (371)	$ 101	$ (1)	$ (5)	$ 34	$ 1,170
Other Comprehensive Income, Net of Tax									
Foreign Currency Translation Adjustment	296	-	(3)	(6)	4	(2)	(5)	(34)	250
Comprehensive Income	$ 1,795	$ (27)	$ (63)	$ (377)	$ 105	$ (3)	$ (10)	$ -	$ 1,420

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2010

($ millions)	Previous GAAP	IFRS Adjustments E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	*(Note 26B)*	*(Note 26C)*	*(Note 26D)*	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Share Capital									
Balance, Beginning of Year	$ 2,360	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,360
Common Shares Issued under Option Plans	5								5
Share-Based Compensation	2								2
Common Shares Purchased	(48)								(48)
Balance, End of Year	$ 2,319	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,319
Paid in Surplus									
Balance, Beginning of Year	$ 6	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Common Shares Purchased	(6)								(6)
Balance, End of Year	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Retained Earnings									
Balance, Beginning of Year	$ 13,493	$ -	$ -	$ -	$ -	$ (26)	$ (93)	$ 755	$ 14,129
Net Earnings	1,499	(27)	(60)	(371)	101	(1)	(5)	34	1,170
Dividends on Common Shares	(590)								(590)
Charges for Normal Course Issuer Bid	(445)								(445)
Balance, End of Year	$ 13,957	$ (27)	$ (60)	$ (371)	$ 101	$ (27)	$ (98)	$ 789	$ 14,264
Accumulated Other Comprehensive Income									
Balance, Beginning of Year	$ 755	$ -	$ -	$ -	$ -	$ -	$ -	$ (755)	$ -
Foreign Currency Translation Adjustment	296	-	(3)	(6)	4	(2)	(5)	(34)	250
Balance, End of Year	$ 1,051	$ -	$ (3)	$ (6)	$ 4	$ (2)	$ (5)	$ (789)	$ 250
Total Shareholders' Equity	$ 17,327	$ (27)	$ (63)	$ (377)	$ 105	$ (29)	$ (103)	$ -	$ 16,833

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

($ millions)	Previous GAAP	IFRS Adjustments E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	*(Note 26B)*	*(Note 26C)*	*(Note 26D)*	*(Note 26E)*	*(Note 26F)*	*(Note 26G)*	
Operating Activities									
Net earnings	$ 1,499	$ (27)	$ (60)	$ (371)	$ 101	$ (1)	$ (5)	$ 34	$ 1,170
Exploration and evaluation	-	40	10						50
Depreciation, depletion and amortization	3,242		76						3,318
Impairments	-			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Deferred income taxes *(Note 26H)*	774	(15)	(26)	(125)	42	(1)	(9)		640
Unrealized (gain) loss on risk management	(945)								(945)
Unrealized foreign exchange (gain) loss	(278)								(278)
Other	99						14	(34)	79
Net change in other assets and liabilities	(84)								(84)
Net change in non-cash working capital	(1,990)								(1,990)
Cash From (Used in) Operating Activities	2,365	(2)	-	-	-	-	-	-	2,363
Investing Activities									
Capital expenditures	(4,773)	2					7		(4,764)
Acquisitions	(733)								(733)
Proceeds from divestitures	883								883
Net change in investments and other	(80)								(80)
Net change in non-cash working capital	(26)						(7)		(33)
Cash From (Used in) Investing Activities	(4,729)	2	-	-	-	-	-	-	(4,727)
Financing Activities									
Issuance of revolving debt	1,660								1,660
Repayment of revolving debt	(1,660)								(1,660)
Repayment of long-term debt	(200)								(200)
Issuance of common shares	5								5
Purchase of common shares	(499)								(499)
Dividends on common shares	(590)								(590)
Cash From (Used in) Financing Activities	(1,284)	-	-	-	-	-	-	-	(1,284)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2	-	-	-	-	-	-	-	2
Increase (Decrease) in Cash and Cash Equivalents	(3,646)	-	-	-	-	-	-	-	(3,646)
Cash and Cash Equivalents, Beginning of Year	4,275								4,275
Cash and Cash Equivalents, End of Year	$ 629	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 629
Cash, End of Year	$ 126								$ 126
Cash Equivalents, End of Year	503								503
Cash and Cash Equivalents, End of Year	$ 629								$ 629

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

The following discussion explains the significant differences between Encana's previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

ACCOUNTING FOR UPSTREAM ACTIVITIES

The most significant changes to the Company's accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants ("CICA") guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGLs reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.

Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.

IFRS ADJUSTMENTS

A) EXPLORATION AND EVALUATION ("E&E")

Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana's Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company's exploration and evaluation assets were $2,158 million, including $1,114 million in the Canadian Division and $1,044 million in the USA Division.

Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA's full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.

During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

B) DEPRECIATION, DEPLETION AND AMORTIZATION ("DD&A")

Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.

Depleting at an area level under IFRS resulted in an $86 million increase to Encana's DD&A expense for the twelve months ended December 31, 2010. Encana's net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

C) IMPAIRMENTS

Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.

For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company's Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.

D) DIVESTITURES

Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

E) ASSET RETIREMENT OBLIGATION ("ARO")

Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.

Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana's Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana's asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana's discount rate of 5.4 percent as at December 31, 2010.

F) COMPENSATION

Share-based payments

Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company's share price exceeds the exercise price of the share unit.

For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

In addition to the January 1, 2010 adjustment discussed above, the IFRS fair value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.

Pensions

Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company's defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.

The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after-tax, to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010.

G) FOREIGN CURRENCY

As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders' equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.

Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana's previous GAAP net earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.

The IFRS adjustments discussed in A) through F) and H) are recorded in the Company's functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.

H) INCOME TAX

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments as discussed in A) through G) above resulted in a $134 million decrease to the Company's deferred income tax expense and a corresponding increase to Encana's previous GAAP net earnings.

I) OTHER EXEMPTIONS

Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:

- Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
- Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
- Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, "Determining whether an Arrangement contains a Lease" for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana's Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

J) NET EARNINGS PER COMMON SHARE

The following table summarizes the common shares used in calculating net earnings per common share:

(millions)	December 31, 2010
Weighted Average Common Shares Outstanding	
Basic	739.7
Diluted	741.7

As Encana has stock-based compensation plans that may be settled in common shares or cash at the employees' option, IFRS requires the more dilutive of cash-settled and equity-settled be used in calculating diluted net earnings per common share regardless of how the share plan is accounted for. As a result, share units that are accounted for as cash-settled may require an adjustment to the denominator for potentially dilutive share units and a corresponding adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.

For the twelve months ended December 31, 2010, diluted net earnings per common share was calculated using the more dilutive equity-settled method. Accordingly, net earnings were reduced by $17 million for the purposes of calculating diluted net earnings per common share.

27. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

In December 2011, Encana announced that it will adopt U.S. GAAP for 2012 financial reporting. As a result, the Company will report its 2012 results in accordance with U.S. GAAP. As disclosed in Note 2, Encana's December 31, 2011 Consolidated Financial Statements have been prepared using accounting policies in accordance with IFRS. These policies vary in certain respects from U.S. GAAP.

In preparation for the Company's adoption of U.S. GAAP, the following IFRS to U.S. GAAP reconciliations have been prepared for comparative purposes as at and for the years ended December 31, 2011 and December 31, 2010. A summary of the significant U.S. GAAP accounting policy changes are discussed following the reconciliations. Reconciliations include the Company's Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders' Equity, Condensed Consolidated Statements of Cash Flows and Condensed Consolidated Balance Sheets.

CONSOLIDATED STATEMENT OF EARNINGS

For the Year Ended December 31, 2011

($ millions, except per share amounts)	IFRS	U.S. GAAP Adjustments Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Revenues, Net of Royalties	$ 8,467	$ -	$ -	$ -	$ -	$ -	$ 8,467
Expenses							
Production and mineral taxes	198						198
Transportation	978						978
Operating	1,074			7			1,081
Purchased product	635						635
Exploration and evaluation	142	(142)					-
Depreciation, depletion and amortization	3,423	(1,141)					2,282
Impairments							
IFRS	1,304	(1,304)					-
U.S. GAAP	-	2,249					2,249
(Gain) loss on divestitures	(326)	347					21
Accretion of asset retirement obligation	51		(1)				50
Administrative	348			2			350
Interest	468						468
Foreign exchange (gain) loss, net	170					(37)	133
	8,465	9	(1)	9	-	(37)	8,445
Net Earnings Before Income Tax	2	(9)	1	(9)	-	37	22
Income tax expense *(Note 27D)*	(126)	166	-	(2)	(21)	-	17
Net Earnings	$ 128	$ (175)	$ 1	$ (7)	$ 21	$ 37	$ 5
Net Earnings per Common Share *(Note 27G)*							
Basic	$ 0.17						$ 0.01
Diluted	$ 0.17						$ 0.01

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2011

($ millions)	IFRS	U.S. GAAP Adjustments Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Net Earnings	$ 128	$ (175)	$ 1	$ (7)	$ 21	$ 37	$ 5
Other Comprehensive Income, Net of Tax							
Compensation plans	-			(34)			(34)
Foreign currency translation adjustment	(55)	(210)	(1)	(5)	3	(37)	(305)
Comprehensive Income (Loss)	$ 73	$ (385)	$ -	$ (46)	$ 24	$ -	$ (334)

CONSOLIDATED STATEMENT OF EARNINGS

For the Year Ended December 31, 2010

($ millions, except per share amounts)	IFRS	U.S. GAAP Adjustments					U.S. GAAP
		Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Revenues, Net of Royalties	$ 8,870	$ -	$ -	$ -	$ -	$ -	$ 8,870
Expenses							
Production and mineral taxes	217						217
Transportation	859						859
Operating	1,060	13		(5)			1,068
Purchased product	739						739
Exploration and evaluation	65	(65)					-
Depreciation, depletion and amortization	3,318	(1,310)					2,008
Impairments	496	(496)					-
(Gain) loss on divestitures	(141)	143					2
Accretion of asset retirement obligation	48		(2)				46
Administrative	361			1			362
Interest	501						501
Foreign exchange (gain) loss, net	(250)					(1)	(251)
	7,273	(1,715)	(2)	(4)	-	(1)	5,551
Net Earnings Before Income Tax	1,597	1,715	2	4	-	1	3,319
Income tax expense *(Note 27D)*	427	535	1	13	-	-	976
Net Earnings	$ 1,170	$ 1,180	$ 1	$ (9)	$ -	$ 1	$ 2,343
Net Earnings per Common Share *(Note 27G)*							
Basic	$ 1.58						$ 3.17
Diluted	$ 1.55						$ 3.17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2010

($ millions)	IFRS	U.S. GAAP Adjustments					U.S. GAAP
		Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Net Earnings	$ 1,170	$ 1,180	$ 1	$ (9)	$ -	$ 1	$ 2,343
Other Comprehensive Income, Net of Tax							
Compensation plans	-			(2)			(2)
Foreign currency translation adjustment	250	(12)	2	1	(8)	(1)	232
Comprehensive Income	$ 1,420	$ 1,168	$ 3	$ (10)	$ (8)	$ -	$ 2,573

CONDENSED CONSOLIDATED BALANCE SHEET

As at December 31, 2011

		U.S. GAAP Adjustments						
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	*(Note 27F)*	
Assets								
Current Assets	$ 4,927	$ (793)	$ -	$ -	$ (136)	$ -	$ 68	$ 4,066
Exploration and Evaluation	2,458	(2,458)						-
Property, Plant and Equipment, net	23,913	(7,781)	(103)	28				16,057
Investments and Other Assets	763			3	31		67	864
Risk Management	241							241
Goodwill	1,616	82						1,698
	$ 33,918	$ (10,950)	$ (103)	$ 31	$ (105)	$ -	$ 135	$ 22,926
Liabilities and Shareholders' Equity								
Current Liabilities	$ 2,820	$ (17)	$ -	$ 4	$ -	$ -	$ 68	$ 2,875
Long-Term Debt	7,591						67	7,658
Other Liabilities and Provisions	2,048			75				2,123
Risk Management	6							6
Asset Retirement Obligation	1,043	17	(139)					921
Deferred Income Taxes *(Note 27D)*	4,086	(3,359)	7		31			765
	17,594	(3,359)	(132)	79	31	-	135	14,348
Shareholders' Equity								
Share capital	2,321			33				2,354
Common shares, no par value								
Outstanding: 736.3 million shares								
Paid in surplus	4			1				5
Retained earnings	13,804	(7,303)	28	(41)	(128)	(717)		5,643
Accumulated other comprehensive income	195	(288)	1	(41)	(8)	717		576
Total Shareholders' Equity	16,324	(7,591)	29	(48)	(136)	-	-	8,578
	$ 33,918	$ (10,950)	$ (103)	$ 31	$ (105)	$ -	$ 135	$ 22,926

CONDENSED CONSOLIDATED BALANCE SHEET

As at December 31, 2010

($ millions)	IFRS	U.S. GAAP Adjustments Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	*(Note 27F)*	
Assets								
Current Assets	$ 2,854	$ -	$ -	$ -	$ (160)	$ -	$ 70	$ 2,764
Exploration and Evaluation	2,158	(2,158)						-
Property, Plant and Equipment, net	26,145	(8,884)	(97)	29				17,193
Investments and Other Assets	196			4			53	253
Risk Management	505							505
Goodwill	1,725							1,725
	$ 33,583	$ (11,042)	$ (97)	$ 33	$ (160)	$ -	$ 123	$ 22,440
Liabilities and Shareholders' Equity								
Current Liabilities	$ 2,834	$ -	$ -	$ -	$ -	$ -	$ 70	$ 2,904
Long-Term Debt	7,129						53	7,182
Other Liabilities and Provisions	1,758			23				1,781
Risk Management	8							8
Asset Retirement Obligation	953		(133)					820
Deferred Income Taxes *(Note 27D)*	4,068	(3,836)	7	13				252
	16,750	(3,836)	(126)	36	-	-	123	12,947
Shareholders' Equity								
Share capital	2,319			33				2,352
Common shares, no par value								
Outstanding: 736.3 million shares								
Retained earnings	14,264	(7,128)	27	(34)	(149)	(754)		6,226
Accumulated other comprehensive income	250	(78)	2	(2)	(11)	754		915
Total Shareholders' Equity	16,833	(7,206)	29	(3)	(160)	-	-	9,493
	$ 33,583	$ (11,042)	$ (97)	$ 33	$ (160)	$ -	$ 123	$ 22,440

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments					
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Share Capital							
Balance, Beginning of Year	$ 2,319	$ -	$ -	$ 33	$ -	$ -	$ 2,352
Common Shares Issued under Option Plans	2						2
Balance, End of Year	$ 2,321	$ -	$ -	$ 33	$ -	$ -	$ 2,354
Paid in Surplus							
Balance, Beginning of Year	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Share-Based Compensation	4			1			5
Balance, End of Year	$ 4	$ -	$ -	$ 1	$ -	$ -	$ 5
Retained Earnings							
Balance, Beginning of Year	$ 14,264	$ (7,128)	$ 27	$ (34)	$ (149)	$ (754)	$ 6,226
Net Earnings	128	(175)	1	(7)	21	37	5
Dividends on Common Shares	(588)						(588)
Balance, End of Year	$ 13,804	$ (7,303)	$ 28	$ (41)	$ (128)	$ (717)	$ 5,643
Accumulated Other Comprehensive Income							
Balance, Beginning of Year	$ 250	$ (78)	$ 2	$ (2)	$ (11)	$ 754	$ 915
Compensation Plans	-			(34)			(34)
Foreign Currency Translation Adjustment	(55)	(210)	(1)	(5)	3	(37)	(305)
Balance, End of Year	$ 195	$ (288)	$ 1	$ (41)	$ (8)	$ 717	$ 576
Total Shareholders' Equity	$ 16,324	$ (7,591)	$ 29	$ (48)	$ (136)	$ -	$ 8,578

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments					
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	
Share Capital							
Balance, Beginning of Year	$ 2,360	$ -	$ -	$ 33	$ -	$ -	$ 2,393
Common Shares Issued under Option Plans	5						5
Share-Based Compensation	2						2
Common Shares Purchased	(48)						(48)
Balance, End of Year	$ 2,319	$ -	$ -	$ 33	$ -	$ -	$ 2,352
Paid in Surplus							
Balance, Beginning of Year	$ 6	$ -	$ -	$ -	$ -	$ -	$ 6
Common Shares Purchased	(6)						(6)
Balance, End of Year	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Retained Earnings							
Balance, Beginning of Year	$ 14,129	$ (8,308)	$ 26	$ (25)	$ (149)	$ (755)	$ 4,918
Net Earnings	1,170	1,180	1	(9)	-	1	2,343
Dividends on Common Shares	(590)						(590)
Charges for Normal Course Issuer Bid	(445)						(445)
Balance, End of Year	$ 14,264	$ (7,128)	$ 27	$ (34)	$ (149)	$ (754)	$ 6,226
Accumulated Other Comprehensive Income							
Balance, Beginning of Year	$ -	$ (66)	$ -	$ (1)	$ (3)	$ 755	$ 685
Compensation Plans	-			(2)			(2)
Foreign Currency Translation Adjustment	250	(12)	2	1	(8)	(1)	232
Balance, End of Year	$ 250	$ (78)	$ 2	$ (2)	$ (11)	$ 754	$ 915
Total Shareholders' Equity	$ 16,833	$ (7,206)	$ 29	$ (3)	$ (160)	$ -	$ 9,493

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments						
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	*(Note 27F)*	
Operating Activities								
Net earnings	$ 128	$ (175)	$ 1	$ (7)	$ 21	$ 37	$ -	$ 5
Exploration and evaluation	122	(122)						-
Depreciation, depletion and amortization	3,423	(1,141)						2,282
Impairments								
IFRS	1,304	(1,304)						-
U.S. GAAP	-	2,249						2,249
(Gain) loss on divestitures	(326)	347						21
Accretion of asset retirement obligation	51		(1)					50
Deferred income taxes *(Note 27D)*	48	166		(2)				212
Cash tax on sale of assets	114				(114)			-
Unrealized (gain) loss on risk management	(879)							(879)
Unrealized foreign exchange (gain) loss	96							96
Other	94			9		(37)		66
Net change in other assets and liabilities	(94)						(20)	(114)
Net change in non-cash working capital	(38)				(21)			(59)
Cash From (Used in) Operating Activities	4,043	20	-	-	(114)	-	(20)	3,929
Cash From (Used in) Investing Activities	(3,725)	(20)	-	-	114	-	-	(3,631)
Cash From (Used in) Financing Activities	(214)	-	-	-	-	-	18	(196)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(1)							(1)
Increase (Decrease) in Cash and Cash Equivalents	103						(2)	101
Cash and Cash Equivalents, Beginning of Year	629						70	699
Cash and Cash Equivalents, End of Year	$ 732	$ -	$ -	$ -	$ -	$ -	$ 68	$ 800
Cash, End of Year	$ 2	$ -	$ -	$ -	$ -	$ -	$ 68	$ 70
Cash Equivalents, End of Year	730							730
Cash and Cash Equivalents, End of Year	$ 732	$ -	$ -	$ -	$ -	$ -	$ 68	$ 800

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments							
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	*(Note 27B)*	*(Note 27C)*	*(Note 27D)*	*(Note 27E)*	*(Note 27F)*	
Operating Activities								
Net earnings	$ 1,170	$ 1,180	$ 1	$ (9)	$ -	$ 1	$ -	$ 2,343
Exploration and evaluation	50	(50)						-
Depreciation, depletion and amortization	3,318	(1,310)						2,008
Impairments	496	(496)						-
(Gain) loss on divestitures	(141)	143						2
Accretion of asset retirement obligation	48		(2)					46
Deferred income taxes *(Note 27D)*	640	535	1	13				1,189
Unrealized (gain) loss on risk management	(945)							(945)
Unrealized foreign exchange (gain) loss	(278)					(35)		(313)
Other	79			(4)		34		109
Net change in other assets and liabilities	(84)							(84)
Net change in non-cash working capital	(1,990)							(1,990)
Cash From (Used in) Operating Activities	2,363	2	-	-	-	-	-	2,365
Cash From (Used in) Investing Activities	(4,727)	(2)	-	-	-	-	-	(4,729)
Cash From (Used in) Financing Activities	(1,284)	-	-	-	-	-	(36)	(1,320)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2							2
Increase (Decrease) in Cash and Cash Equivalents	(3,646)						(36)	(3,682)
Cash and Cash Equivalents, Beginning of Year	4,275						106	4,381
Cash and Cash Equivalents, End of Year	$ 629	$ -	$ -	$ -	$ -	$ -	$ 70	$ 699
Cash, End of Year	$ 126	$ -	$ -	$ -	$ -	$ -	$ 70	$ 196
Cash Equivalents, End of Year	503							503
Cash and Cash Equivalents, End of Year	$ 629	$ -	$ -	$ -	$ -	$ -	$ 70	$ 699

The following discussion explains the significant differences between Encana's IFRS accounting policies and those applied by the Company under U.S. GAAP. The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

U.S. GAAP ADJUSTMENTS

A) FULL COST ACCOUNTING ("FULL COST")

Under U.S. GAAP, Encana accounts for upstream activities in accordance with full cost accounting rules whereby all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGLs reserves are capitalized on a country-by-country cost centre basis within a full cost pool. Costs accumulated within each cost centre are depleted using the unit-of-production method and are subject to a ceiling test to assess for impairment. Depletion calculations and ceiling test impairments are determined using proved reserves based on 12-month average trailing prices and unescalated costs.

Exploration and evaluation

Under U.S. GAAP, all exploration and evaluation costs are capitalized within the full cost pool and are presented as property, plant and equipment. The exploration and evaluation costs generally represent the unproved properties balance. The cost of unproved properties is excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion.

Under IFRS, exploration and evaluation costs are initially capitalized as exploration and evaluation assets. Costs associated with an area determined to be commercially viable are transferred to property, plant and equipment, while unrecoverable costs are expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

Under U.S. GAAP for the year ended December 31, 2011, exploration and evaluation expense decreased $142 million ($92 million after tax) as the costs were capitalized to the full cost pool. For the year ended December 31, 2010, exploration and evaluation expense decreased $65 million as exploration and evaluation costs of $42 million were capitalized to the full cost pool, $10 million of unrecoverable exploration costs were reclassified to depreciation, depletion and amortization and $13 million of indirect exploration costs were reclassified to operating expense. Cumulatively, these adjustments totaled $27 million after tax.

Depreciation, depletion and amortization

Under U.S. GAAP, each country cost centre is depleted using the unit-of-production method based on proved reserves using 12-month average trailing prices and unescalated costs. Under IFRS, upstream development costs are depleted using the unit-of-production method calculated at an area level based on proved reserves estimated using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, depletion expense decreased by $1,141 million, or $779 million after tax, (2010 – $1,310 million, or $883 million after tax), primarily due to previous ceiling test impairments recognized in 2008 and 2009.

Impairments

Under U.S. GAAP, a ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves, using 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unimpaired unproved property costs. Ceiling test impairments are not subsequently reversed.

Under IFRS, impairments are recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. The recoverable amount is generally determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, ceiling test impairments of $2,249 million or $1,687 million after tax (2010 – nil) were recognized for the Canadian cost centre. The ceiling test impairments primarily resulted from the decline in 12-month trailing natural gas prices. At December 31, 2011, the 12-month trailing prices were based on the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

(average for the period)	2011
Natural Gas	
AECO (C$/MMBtu)	3.76
Henry Hub ($/MMBtu)	4.12
Liquids	
Edmonton – Light Sweet (C$/bbl)	96.53
WTI ($/bbl)	96.19

Under IFRS for the year ended December 31, 2011, impairment expense of $1,304 million, or $854 million after tax (2010 – $496 million, or $371 million after tax) was recognized. The IFRS impairments were reversed under U.S. GAAP as the costs were included in the respective country cost centre ceiling test impairment calculations.

Divestitures

Under U.S. GAAP, proceeds from divestitures of properties are deducted from the full cost pool without recognition of a gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves of the cost centre, in which case a gain or loss would be recognized. Under IFRS, gains or losses on divestitures are calculated as the difference between the proceeds and the net book value of the assets disposed of. Under U.S. GAAP for the year ended December 31, 2011, a net gain on divestiture of $347 million or $213 million after tax, (2010 – $143 million, or $101 million after tax) recognized under IFRS was reversed from net earnings and recognized in property, plant and equipment.

Summary

For the year ended December 31, 2011, full cost accounting adjustments reduced net earnings by $175 million. The full cost accounting adjustments included a $142 million reduction to exploration and evaluation expense ($92 million after tax), a $1,141 million reduction to depreciation, depletion and amortization expense ($779 million after tax), a $945 million increase to impairment expense ($833 million after tax) and a $347 million reduction to gain/loss on divestitures ($213 million after tax).

For the year ended December 31, 2010, full cost accounting adjustments increased net earnings by $1,180 million. The full cost accounting adjustments primarily included reductions of $1,310 million to depreciation, depletion and amortization expense ($883 million after tax), $496 million to impairment expense ($371 million after tax) and $143 million to gain/loss on divestitures ($101 million after tax).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$MM

As at December 31, 2010, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.8 billion and shareholders' equity by $7.2 billion. The full cost accounting adjustments result primarily from the previous after-tax ceiling test impairments recognized in 2008 and 2009 of $1.1 billion and $7.6 billion, respectively. As at December 31, 2011, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.4 billion and shareholders' equity by $7.6 billion, which include the ceiling test impairment recognized in 2011 of $1.7 billion after tax.

B) ASSET RETIREMENT OBLIGATION ("ARO")

Under U.S. GAAP, the asset retirement obligation is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities are not remeasured to reflect period end discount rates. Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $32 million recognized in retained earnings when the Company remeasured its asset retirement obligation upon transition to IFRS. For the year ended December 31, 2011, net earnings under U.S. GAAP increased by $1 million (2010 – $1 million) due to the difference in discount rates used to measure the ARO liability.

As at December 31, 2011, the cumulative U.S. GAAP adjustments related to ARO reduced Encana's total assets by $103 million (2010 – $97 million), reduced long-term liabilities by $132 million (2010 – $126 million) and increased shareholders' equity by $29 million (2010 – $29 million).

C) COMPENSATION

Pensions

Under U.S. GAAP, the funded status of defined benefit and pension plans are recognized on the balance sheet as an asset or liability with changes in the funded status recognized in other comprehensive income. Under IFRS, the over-funded or under-funded status arising from defined benefit and pension plans is not recognized on the balance sheet.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $75 million recognized in retained earnings when the Company elected to charge the cumulative unamortized net actuarial gains and losses of the Company's defined benefit plan to retained earnings upon transition to IFRS.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for the over/under funded status of the defined benefit pension plan decreased comprehensive income by $34 million after tax (2010 – $2 million after tax).

Share-based payments

Under both IFRS and U.S. GAAP, obligations for payments in cash or common shares under share-based compensation plans are accrued over the vesting period using fair values. Upon adoption of IFRS, Encana elected a transition provision whereby share-based compensation plans that had vested or settled prior to the transition date of January 1, 2010 were not retrospectively restated. Under U.S. GAAP, Encana adopted the share-based payment standard in 2006 using the modified-prospective approach. The different adoption dates of the standards and transitional provisions applied resulted in share-based payment adjustments.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for pension and share-based compensation decreased net earnings by $7 million (2010 – $9 million).

As at December 31, 2011, the cumulative U.S. GAAP compensation adjustments increased total assets by $31 million (2010 – $33 million), increased total liabilities by $79 million (2010 – $36 million) and reduced shareholders' equity by $48 million (2010 – $3 million).

D) INCOME TAXES

Under U.S. GAAP, income tax is calculated using the enacted income tax rates and legislation expected to apply when the assets are realized or liabilities are settled. Under IFRS, income tax is calculated using the enacted or substantively enacted income tax rates and legislation.

Under U.S. GAAP for the year ended December 31, 2011, the Company recognized an additional deferred tax expense of $164 million (2010 – $549 million) resulting from the related tax effect on U.S. GAAP adjustments discussed in A) through C) above.

Under IFRS, certain current income tax benefits were recognized in previous years in respect of tax legislation that was considered substantively enacted in Canada but not enacted for U.S. GAAP. For the year ended December 31, 2011, $21 million of current income tax benefits related to this legislation was recognized under U.S. GAAP in respect of a previous taxation year that became statute-barred for Canadian tax purposes. As at December 31, 2011, the current tax benefits related to this legislation in respect of open taxation years that have not yet been recognized under U.S. GAAP totaled $136 million (2010 – $160 million).

E) FOREIGN CURRENCY

Under U.S. GAAP, the settlement of intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company's financial statements are recognized in accumulated other comprehensive income. Under IFRS, the foreign exchange impacts of these transactions are recognized in net earnings. Under U.S. GAAP for the year ended December 31, 2011, a foreign exchange loss of $37 million (2010 – $1 million) was reclassified from net earnings to accumulated other comprehensive income. As a result, net earnings under U.S. GAAP for the year ended December 31, 2011 increased by $37 million (2010 – $1 million).

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $755 million recognized in retained earnings when the Company elected to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. The adjustment had no impact on total shareholders' equity.

F) DEBT RECLASSIFICATIONS ("DEBT RECLASSES")

Under U.S. GAAP, certain items presented in the Condensed Consolidated Balance Sheet and the Condensed Consolidated Statement of Cash Flows are classified differently compared to IFRS.

Under U.S. GAAP, bank overdraft positions are segregated from cash and cash equivalents on the Condensed Consolidated Balance Sheet and are reported within accounts payable and accrued liabilities. Similarly, the change in bank overdraft positions is segregated from cash and cash equivalents on the Condensed Consolidated Statement of Cash Flows and shown separately as a financing activity.

Under U.S. GAAP, the revolving credit facilities borrowings and commercial paper issuances are reclassified from current debt to long-term debt. The credit facilities are considered long-term as they mature in October 2015 and are used to backstop the commercial paper program. Under U.S. GAAP, debt transaction costs are reclassified from long-term debt to investments and other assets on the Condensed Consolidated Balance Sheet.

G) NET EARNINGS PER COMMON SHARE

Under U.S. GAAP, compensation plans that may be settled at the employees' option in either cash or common shares are not included in the diluted earnings per share calculation if it is probable that the plan will be settled in cash. Under IFRS, these plans are presumed to be settled in common shares and are included in the diluted earnings per share calculation if they are determined to be dilutive.

U.S. GAAP net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as below. The difference between the basic and diluted weighted average common shares outstanding reflects the effect of dilutive securities.

As at December 31 (millions)	**2011**	2010
Weighted Average Common Shares Outstanding		
Basic	**736.3**	739.7
Diluted	**737.2**	739.8

H) RECENT ACCOUNTING PRONOUNCEMENTS

Under U.S. GAAP, as of January 1, 2012, Encana will be required to adopt the following standards and updates issued by the Financial Accounting Standards Board ("FASB"), which should not have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", clarifies and changes existing fair value measurement and disclosure requirements. The changes primarily relate to fair value measurements based on unobservable inputs. The amendments will be applied prospectively and will expand the Company's fair value measurement disclosures.
- Accounting Standards Update 2011-05, "Presentation of Comprehensive Income", requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements. Encana currently presents two separate consecutive statements.
- Accounting Standards Update 2011-08, "Intangibles – Goodwill and Other", permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, "Intangibles – Goodwill and Other". The amendments will be applied prospectively.

Under U.S. GAAP, as of January 1, 2013, Encana will be required to adopt the following standard issued by the FASB, which should not have a material impact on the Company's Consolidated Financial Statements:

- Accounting Standards Update 2011-11, "Disclosures about Offsetting Assets and Liabilities", requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and will expand the Company's financial instruments disclosures.

SUPPLEMENTAL **INFORMATION**

For the period ended December 31, 2011 (U.S. Dollars/U.S. Protocol) (unaudited)

SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

FINANCIAL RESULTS

	2011					2010				
($ millions, except per share amounts)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cash Flow [1]	4,175	976	1,157	1,087	955	4,437	917	1,131	1,217	1,172
Per share – Diluted [3]	5.66	1.32	1.57	1.47	1.29	5.98	1.25	1.53	1.65	1.56
Operating Earnings [2]	398	46	171	166	15	598	50	85	66	397
Per share – Diluted [3]	0.54	0.06	0.23	0.22	0.02	0.81	0.07	0.12	0.09	0.53
Net Earnings (Loss)	128	(246)	120	176	78	1,170	(469)	606	(457)	1,490
Per share – Diluted [3]	0.17	(0.33)	0.16	0.21	0.11	1.55	(0.64)	0.80	(0.62)	1.96
Effective Tax Rate using										
Canadian Statutory Rate	26.5%					28.2%				
Foreign Exchange Rates (US$ per C$1)										
Average	1.012	0.978	1.020	1.033	1.015	0.971	0.987	0.962	0.973	0.961
Period end	0.983	0.983	0.963	1.037	1.029	1.005	1.005	0.971	0.943	0.985
Cash Flow Summary										
Cash From (Used in) Operating Activities	4,043	1,110	1,337	963	633	2,363	919	1,324	893	(773)
Deduct (Add back):										
Net change in other assets and liabilities	(94)	(27)	(13)	(31)	(23)	(84)	1	(16)	(38)	(31)
Net change in non-cash working capital	(38)	161	193	(93)	(299)	(1,990)	1	209	(286)	(1,914)
Cash Flow [1]	4,175	976	1,157	1,087	955	4,437	917	1,131	1,217	1,172
Operating Earnings Summary										
Net Earnings (Loss)	128	(246)	120	176	78	1,170	(469)	606	(457)	1,490
After-tax (addition) deduction:										
Unrealized hedging gain (loss)	600	397	273	18	(88)	634	(269)	331	(340)	912
Exploration and evaluation	(78)	-	-	(78)	-	(26)	(26)	-	-	-
Impairments	(854)	(854)	-	-	-	(371)	(371)	-	-	-
Gain (loss) on divestitures	198	88	1	26	83	101	(12)	51	28	34
Non-operating foreign exchange gain (loss)	(136)	77	(325)	44	68	234	159	139	(211)	147
Operating Earnings [2]	398	46	171	166	15	598	50	85	66	397

(1) Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital, which are reported in the Consolidated Statement of Cash Flows.
(2) Operating Earnings is a non-GAAP measure defined as Net earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company's financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.
(3) Net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as follows:

	2011					2010				
(millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding										
Basic	736.3	736.3	736.3	736.3	736.3	739.7	736.3	736.3	737.6	748.7
Diluted	737.9	739.3	737.6	738.6	737.6	741.7	736.3	737.8	737.6	752.3

	2011	2010
	Year	Year
Financial Metrics		
Debt to Debt Adjusted Cash Flow [1, 2]	1.8x	1.6x
Debt to Adjusted EBITDA [1, 2]	1.9x	1.6x
Debt to Capitalization [1]	33%	31%
Return on Capital Employed [1, 2]	2%	6%

(1) Calculated using debt defined as current and long-term debt.
(2) Calculated on a trailing twelve-month basis.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION (unaudited)

NET CAPITAL INVESTMENT

	2011					2010				
($ millions)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment										
Canadian Division	2,022	395	534	468	625	2,206	648	524	489	545
USA Division	2,423	547	615	618	643	2,495	750	677	594	474
	4,445	942	1,149	1,086	1,268	4,701	1,398	1,201	1,083	1,019
Market Optimization	2	2	-	-	-	2	1	-	1	-
Corporate & Other	131	45	34	34	18	61	27	17	12	5
Capital Investment	4,578	989	1,183	1,120	1,286	4,764	1,426	1,218	1,096	1,024
Acquisitions										
Property										
Canadian Division	410	13	23	109	265	592	358	175	46	13
USA Division	105	34	28	42	1	141	34	14	78	15
Divestitures (1)										
Property										
Canadian Division	(350)	(200)	(23)	(29)	(98)	(288)	(88)	(171)	(20)	(9)
USA Division	(1,730)	(1,385)	(32)	(14)	(299)	(595)	(221)	(49)	(188)	(137)
Net Acquisitions and Divestitures	(1,565)	(1,538)	(4)	108	(131)	(150)	83	(31)	(84)	(118)
Net Capital Investment	3,013	(549)	1,179	1,228	1,155	4,614	1,509	1,187	1,012	906

(1) Reflects proceeds from divestitures.

PRODUCTION VOLUMES – AFTER ROYALTIES

	2011					2010				
(average daily)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)										
Canadian Division	1,454	1,515	1,460	1,445	1,395	1,323	1,395	1,390	1,327	1,177
USA Division	1,879	1,944	1,905	1,864	1,801	1,861	1,835	1,791	1,875	1,946
	3,333	3,459	3,365	3,309	3,196	3,184	3,230	3,181	3,202	3,123
Oil & NGLs (Mbbls/d)										
Canadian Division	14.5	13.9	15.1	14.8	14.3	13.2	11.3	14.3	13.5	13.6
USA Division	9.5	10.0	9.3	9.5	9.0	9.6	9.2	9.1	10.1	10.1
	24.0	23.9	24.4	24.3	23.3	22.8	20.5	23.4	23.6	23.7

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

OPERATING STATISTICS – AFTER ROYALTIES

Per-unit Results, excluding impact of realized financial hedging

	2011					2010				
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas – Canadian Division ($/Mcf)										
Price	3.79	3.44	3.89	3.97	3.87	4.10	3.73	3.69	3.92	5.21
Production and mineral taxes	0.02	0.02	0.02	0.02	0.02	0.01	-	0.02	0.02	0.01
Transportation	0.46	0.47	0.47	0.47	0.43	0.40	0.40	0.39	0.38	0.41
Operating	1.11	1.06	0.99	1.13	1.28	1.09	1.20	0.95	1.00	1.21
Netback	2.20	1.89	2.41	2.35	2.14	2.60	2.13	2.33	2.52	3.58
Produced Gas – USA Division ($/Mcf)										
Price	4.47	3.95	4.64	4.76	4.56	4.73	4.08	4.57	4.45	5.78
Production and mineral taxes	0.23	0.20	0.21	0.25	0.26	0.27	0.24	0.25	0.25	0.35
Transportation	1.06	1.01	1.03	1.15	1.06	0.97	0.98	1.00	0.97	0.95
Operating	0.62	0.59	0.53	0.59	0.77	0.58	0.59	0.61	0.62	0.49
Netback	2.56	2.15	2.87	2.77	2.47	2.91	2.27	2.71	2.61	3.99
Produced Gas – Total ($/Mcf)										
Price	4.17	3.73	4.32	4.42	4.26	4.47	3.93	4.19	4.23	5.56
Production and mineral taxes	0.14	0.12	0.13	0.15	0.16	0.16	0.13	0.15	0.15	0.22
Transportation	0.80	0.77	0.79	0.85	0.79	0.73	0.73	0.74	0.73	0.74
Operating	0.83	0.80	0.73	0.82	0.99	0.79	0.85	0.76	0.78	0.77
Netback	2.40	2.04	2.67	2.60	2.32	2.79	2.22	2.54	2.57	3.83
Liquids – Canadian Division ($/bbl)										
Price	85.41	86.52	84.05	92.10	78.73	64.79	69.24	59.44	63.80	67.71
Production and mineral taxes	0.90	1.23	0.64	0.62	1.14	0.44	0.51	0.37	0.53	0.35
Transportation	0.93	0.68	1.15	1.16	0.69	0.82	0.69	0.93	1.10	0.53
Operating	1.75	2.00	1.35	1.65	2.03	3.24	4.03	2.27	2.22	4.67
Netback	81.83	82.61	80.91	88.67	74.87	60.29	64.01	55.87	59.95	62.16
Liquids – USA Division ($/bbl)										
Price	85.28	83.93	79.81	93.53	83.81	69.35	73.27	66.38	70.62	67.18
Production and mineral taxes	7.54	6.98	5.85	9.38	8.00	6.69	7.43	6.42	6.68	6.25
Transportation	0.08	0.24	0.08	-	-	-	-	-	-	-
Operating	0.70	2.04	0.61	-	-	-	-	-	-	-
Netback	76.96	74.67	73.27	84.15	75.81	62.66	65.84	59.96	63.94	60.93
Liquids – Total ($/bbl)										
Price	85.36	85.44	82.43	92.66	80.70	66.72	71.05	62.15	66.73	67.48
Production and mineral taxes	3.52	3.64	2.63	4.03	3.80	3.08	3.61	2.74	3.17	2.87
Transportation	0.60	0.49	0.74	0.71	0.42	0.47	0.38	0.57	0.63	0.30
Operating	1.34	2.01	1.07	1.01	1.24	1.87	2.22	1.38	1.26	2.67
Netback	79.90	79.30	77.99	86.91	75.24	61.30	64.84	57.46	61.67	61.64

SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS (unaudited)

Impact of Realized Financial Hedging

	2011					2010				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)										
Canadian Division	**0.69**	**0.93**	0.57	0.59	0.64	0.99	1.10	1.01	1.22	0.59
USA Division	**0.87**	**1.15**	0.78	0.73	0.81	1.03	1.10	1.14	1.31	0.57
Total	**0.79**	**1.06**	0.69	0.67	0.74	1.01	1.10	1.08	1.27	0.58
Liquids ($/bbl)										
Canadian Division	**-**	**-**	-	-	-	(1.04)	(3.88)	(0.59)	0.56	(0.71)
USA Division	**-**	**-**	-	-	-	-	-	-	-	-
Total	**-**	**-**	-	-	-	(0.60)	(2.14)	(0.36)	0.32	(0.41)

Per-unit Results, including impact of realized financial hedging

	2011					2010				
	Year	**Q4**	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)										
Canadian Division	**4.48**	**4.37**	4.46	4.56	4.51	5.09	4.83	4.70	5.14	5.80
USA Division	**5.34**	**5.10**	5.42	5.49	5.37	5.76	5.18	5.71	5.76	6.35
Total	**4.96**	**4.79**	5.01	5.09	5.00	5.48	5.03	5.27	5.50	6.14
Natural Gas Netback ($/Mcf)										
Canadian Division	**2.89**	**2.82**	2.98	2.94	2.78	3.59	3.23	3.34	3.74	4.17
USA Division	**3.43**	**3.30**	3.65	3.50	3.28	3.94	3.37	3.85	3.92	4.56
Total	**3.19**	**3.10**	3.36	3.27	3.06	3.80	3.32	3.62	3.84	4.41
Liquids Price ($/bbl)										
Canadian Division	**85.41**	**86.52**	84.05	92.10	78.73	63.75	65.36	58.85	64.36	67.00
USA Division	**85.28**	**83.93**	79.81	93.53	83.81	69.35	73.27	66.38	70.62	67.18
Total	**85.36**	**85.44**	82.43	92.66	80.70	66.12	68.91	61.79	67.05	67.07
Liquids Netback ($/bbl)										
Canadian Division	**81.83**	**82.61**	80.91	88.67	74.87	59.25	60.13	55.28	60.51	61.45
USA Division	**76.96**	**74.67**	73.27	84.15	75.81	62.66	65.84	59.96	63.94	60.93
Total	**79.90**	**79.30**	77.99	86.91	75.24	60.70	62.70	57.10	61.99	61.23

STRONG LEADERSHIP / OUR EXECUTIVE AND BOARD

EXECUTIVE OFFICERS

Randy Eresman
President & Chief Executive Officer

Named Encana's Chief Operating Officer in 2002, Randy became President & Chief Executive Officer of Encana on January 1, 2006. He is also a member of Encana's Board of Directors.

Sherri Brillon
Executive Vice-President & Chief Financial Officer

Responsible for treasury, tax, financial risk and risk reporting, internal audit and Sarbanes-Oxley compliance, portfolio management, and strategic and corporate planning. Sherri's professional accomplishments include recognition as one of Canada's Most Powerful Women: Top 100 Hall of Fame ™.

Bob Grant
Executive Vice-President, Corporate Development, EH&S and Reserves

Responsible for ensuring consistency of processes for Encana's acquisitions and divestitures, as well as business development, reserves assessment, competitor analysis, corporate environment, health & safety, security and corporate responsibility.

Terry Hopwood
Executive Vice-President & General Counsel

Responsible for the overall legal affairs of Encana and its subsidiaries, and overseeing the company's corporate compliance program.

Eric Marsh
Executive Vice-President, Natural Gas Economy (Senior Vice-President, USA Division)

Responsible for pursuing the development of expanded natural gas markets in North America, including involvement in government and regulatory relations to expand these markets. Eric also acts as second in command of the USA Division.

Mike McAllister
Executive Vice-President (Acting President, Canadian Division)

Responsible for the Canadian Deep Basin Business Unit, which includes two of Encana's key resource plays: Cutbank Ridge in British Columbia and northwest Alberta and Bighorn in west central Alberta. Mike also acts as Acting President of the Canadian Division.

Bill Oliver
Executive Vice-President & Chief Corporate Officer

Responsible for human resources, communications, investor relations, media relations, community involvement, information technology and administrative services, including THE BOW building project.

Bill Stevenson
Executive Vice-President & Chief Accounting Officer

Responsible for company-wide corporate comptrollership and accounting functions within Encana, including financial and management reporting, accounting research and accounting systems.

Jeff Wojahn
Executive Vice-President (President, USA Division)

Responsible for all of Encana's upstream exploration and production activities in the United States, which includes Encana's key resource plays at the Jonah field and the Piceance Basin in the U.S. Rockies, and the Texas resource play, including the Bossier reservoir in East Texas and the Haynesville resource play in Louisiana and Texas.

Renee Zemljak
Executive Vice-President, Midstream, Marketing & Fundamentals

Responsible for positioning Encana as a natural gas supplier of choice, maximizing the company's netback prices and optimizing the profitability of the company's midstream assets.

BOARD OF DIRECTORS

David O'Brien, O.C.

David O'Brien is Chairman of Encana's Board of Directors and also serves as Chairman of the Board of Royal Bank of Canada and is a director of Molson Coors Brewing Company, TransCanada Corporation and Enerplus Corporation, as well as several other private energy-related companies.

Randy Eresman

Randy Eresman is President & Chief Executive Officer of Encana Corporation.

Peter Dea

Peter Dea is President & Chief Executive Officer of Cirque Resources LP.

Claire Farley

Claire Farley is a Managing Director at Kohlberg Kravis Roberts & Co. She is also a director of FMC Technologies, Inc.

Fred Fowler

Fred Fowler is a Corporate Director and is the Chairman of Spectra Energy Partners, LP.

Barry Harrison

Barry Harrison is a Corporate Director and independent businessman.

Suzanne Nimocks

Suzanne Nimocks is a Corporate Director and serves as a director of Rowan Companies, Inc. and ArcelorMittal.

Jane Peverett

Jane Peverett is a Corporate Director and serves as a director of Canadian Imperial Bank of Commerce, Northwest Natural Gas Company, B.C. Ferry Authority and Associated Electric & Gas Insurance Services Limited.

Allan Sawin

Allan Sawin is President of Bear Investments Inc. and serves as a director of a number of private companies.

Bruce Waterman

Bruce Waterman is Executive Vice-President and Chief Strategy Development & Investment Officer of Agrium Inc.

Clayton Woitas

Clayton Woitas is Chairman & Chief Executive Officer of Range Royalty Management Ltd. and serves as a director of NuVista Energy Ltd., Enerplus Corporation and Gibson Energy Inc., as well as several private energy-related companies and advisory boards.

ABBREVIATIONS / 2011 ANNUAL REPORT

bbls	barrels
bbls/d	barrels per day
BOE	barrels of oil equivalent
Bcf	billion cubic feet
Bcf/d	billion cubic feet per day
Bcfe	billion cubic feet equivalent
Bcfe/d	billion cubic feet equivalent per day
CNG	compressed natural gas
EBITDA	earnings before interest, taxes, depreciation and amortization
LNG	liquefied natural gas
Mbbls	thousand barrels
Mbbls/d	thousand barrels per day
MMbbls	million barrels
MMbbls/d	million barrels per day
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
MM	million
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMcfe	million cubic feet equivalent
MMcfe/d	million cubic feet equivalent per day
NGL	natural gas liquids
Tcf	trillion cubic feet
Tcfe	trillion cubic feet equivalent
/d	per day

CORPORATE AND INVESTOR INFORMATION / TO OUR SHAREHOLDERS



TRANSFER AGENTS AND REGISTRAR

COMMON SHARES

CIBC Mellon Trust Company [1]
Calgary, Montreal and Toronto

Computershare
Jersey City, New Jersey

Shareholders are encouraged to contact Canadian Stock Transfer Company Inc. for information regarding security holdings.

Answerline: 416.682.3863
Toll-free (North America): 1.866.580.7145
Facsimile: 1.888.249.6189

MAILING ADDRESS

Canadian Stock Transfer Company Inc.
P.O. Box 700, Station B
Montreal, Quebec, Canada H3B 3K3

INTERNET ADDRESS

www.canstockta.com

(1) Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company



AUDITOR

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta



INDEPENDENT QUALIFIED RESERVES EVALUATORS

DeGolyer and MacNaughton
Dallas, Texas

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Netherland, Sewell & Associates, Inc.
Dallas, Texas



STOCK EXCHANGES

COMMON SHARES (ECA)

Toronto Stock Exchange
New York Stock Exchange



ANNUAL INFORMATION FORM (AIF) (FORM 40-F)

Encana's AIF is filed with the securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System, Encana's AIF is filed as Form 40-F with the U.S. Securities and Exchange Commission.



SHAREHOLDER ACCOUNT MATTERS

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada that provide electronic fund-transfer services, etc., please contact Canadian Stock Transfer Company Inc.


20

ANNUAL SHAREHOLDERS' MEETING

Shareholders are invited to attend the Annual Shareholders' Meeting being held on Wednesday, April 25, 2012 at 2 p.m. Calgary time at:

Calgary TELUS Convention Centre,
Macleod Hall, Lower Level, South Building,
120 – 9 Avenue SE, Calgary, Alberta, Canada

Those unable to attend are asked to sign and return the form of proxy mailed to them.



ENCANA WEBSITE

www.encana.com

Encana's website contains a variety of corporate and investor information, including, among other information, the following:

- Current stock prices
- Annual and Interim Reports
- Information Circulars
- News releases
- Investor presentations
- Dividend information
- Dividend reinvestment plan
- Shareholder support information
- Corporate Responsibility information

Additional information, including copies of the Encana Corporation 2011 Annual Report, may be obtained from Encana Corporation.



ENCANA CORPORATION

Investor Relations & Communications
1800, 855 – 2 Street SW, P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

Phone: 403.645.3550
Email: investor.relations@encana.com
Web: www.encana.com

INVESTOR INQUIRIES SHOULD BE DIRECTED TO:

Ryder McRitchie
Vice-President, Investor Relations
Phone: 403.645.2007
Email: ryder.mcritchie@encana.com

Lorna Klose
Manager, Investor Relations
Phone: 403.645.6977
Email: lorna.klose@encana.com


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Encana Corporation
1800, 855 – 2 Street SW
PO Box 2850
Calgary, Alberta, Canada T2P 2S5

t 403.645.2000
f 403.645.3400
toll free 888.568.6322

TSX: ECA – NYSE: ECA


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